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There's Every Bank,
Then There's Everett Bank

ECB Bancorp, Inc.

ANNUAL REPORT 2025

A letter from the President & CEO.



FELLOW SHAREHOLDERS:

2025 was another positive year for ECB Bancorp. Against a backdrop of lingering interest rate uncertainty, geopolitical headwinds, and an evolving competitive landscape, our team executed with precision and purpose. The results speak plainly: net income of $7.8 million, or $0.94 per diluted share for 2025 — nearly double the $4.0 million, or $0.48 per diluted share, we earned in 2024. Total assets grew to $1.61 billion at December 31, 2025, and our efficiency ratio improved dramatically from 78.8% to 64.2% during 2025. These are not incremental improvements; they reflect the compounding effect of a strategy we have been building and refining since our IPO.

From the outset of our life as a public company, our message to you has been consistent: orderly and disciplined growth, rigorous expense management, pristine credit quality, and thoughtful capital deployment in service of long-term shareholder value. In 2025, each of those commitments produced tangible, measurable results.



FINANCIAL PERFORMANCE

Net interest and dividend income grew $6.9 million, or 27.7%, to $31.9 million for the year. This growth was driven by meaningful loan portfolio growth and a more stabilized interest rate environment. Our net interest margin widened 26 basis points to 2.12%, continuing a trend of improvement that accelerated through each quarter of the year, reaching 2.32% in the fourth quarter.

Our loan portfolio grew $237.0 million, or 20.7%, to $1.38 billion at year-end — a pace of growth that reflects the efforts of our lending team and the confidence our borrowers place in Everett Co-operative Bank. Deposits grew $133.8 million, or 13.4%, to $1.13 billion. We are excited about 2026 as we look to improve deposit growth with expanded cash management product offerings and an expanding footprint, with our planned new Medford branch office currently expected to open in the third quarter of this year.

"Book value per share increased to $19.55 at December 31, 2025, from $18.50 a year earlier. We have now grown book value per share in each year since our 2022 IPO."

OPERATIONAL EXCELLENCE AND EXPENSE DISCIPLINE

One of the most significant storylines of 2025 was the improvement of our efficiency ratio. When we entered the year, our efficiency ratio stood at 78.8% for 2024 — which was reflective of the investments we had made in people, systems and infrastructure. These investments were essential to support our growing franchise. By year-end, we had improved that ratio to 64.2% for 2025. This improvement was not the result of cutting corners; it was the natural result of effective balance sheet management and expense control.

ASSET QUALITY

In an environment where credit quality has come under pressure at many institutions, Everett Co-operative Bank's loan portfolio remained exceptional. Nonperforming assets represented just 0.07% of total assets at December 31, 2025 — among the best in our peer group and a testament to our underwriting standards and the quality of sponsorship behind our loan portfolio. Net charge-offs for the full year were a negligible 0.01% of average loans.

CAPITAL DEPLOYMENT AND SHAREHOLDER VALUE

We believe deeply that prudent capital management is inseparable from shareholder value creation. In 2025, we completed



our initial share repurchase program and subsequently launched a second program. We repurchased $4.6 million in shares during the year, reducing our share count from approximately 9.1 million to 8.8 million. These repurchases have been accretive to book value per share and reflect our commitment to increasing shareholder value.

We have maintained our status as a "well capitalized" institution throughout this period of growth — a balance between deploying capital productively and maintaining the financial strength that our depositors, borrowers, and regulators expect.

OUR COMMUNITY, OUR PEOPLE

Everett Co-operative Bank exists to serve the communities of Greater Boston. Our retail team's work this year deepened existing relationships and attracted new customers through expanded products and outstanding service. Deposit growth is not just a financial metric; it reflects real relationships built on trust earned over more than a century.

None of what we accomplished in 2025 would have been possible without the dedication and professionalism of our employees. I am genuinely grateful for their efforts and the pride they bring to serving our customers

each day. Our employees continue to engage in activities throughout the communities that we serve, contributing hundreds of hours of service at community events. In addition, the Everett Co-operative Bank Charitable Foundation and Everett Co-operative Bank collectively contributed in excess of $140,000 to local non-profit charities and organizations during 2025.

LOOKING AHEAD TO 2026

We enter 2026 with a healthy balance sheet and a committed and seasoned team. We are excited to expand our physical footprint with the opening of our new branch in Medford, Massachusetts — a strategic step that broadens our reach in the Greater Boston market and positions us to serve more customers and communities.



We will not be complacent. The operating environment remains complex and we are continuing to carefully monitor the potential impact of tariffs, geopolitical uncertainty, and potential shifts in the interest rate cycle. We are not immune to these forces, but we believe that we are well-positioned to navigate them. Our credit quality gives us resilience. Our improving efficiency ratio gives us operating leverage. Our "well capitalized" status gives us flexibility.

Most importantly, the fundamentals that drove our 2025 performance — disciplined loan growth, strong deposit relationships, expense management, and uncompromising credit standards — are durable. They are not a product of a particular interest rate environment or economic cycle. They are the way we run this bank.

On behalf of the Board of Directors and the team at Everett Co-operative Bank, thank you for your continued confidence and support. We look forward to continuing to build long-term value with you.

Sincerely,

RICHARD J. O'NEIL, JR.
President & Chief Executive Officer
ECB Bancorp, Inc. / Everett Bank

About Everett Bank.

CELEBRATING 135 YEARS OF SERVICE:

We believe in more than just transactions. We believe in building relationships. That's why we've been a community bank for over 135 years.

When you choose Everett Bank, you're not just another customer. You become part of our extended family. We take the time to understand your unique financial needs and goals, so we can provide personalized solutions that help you thrive.

We're more than just a bank. We're your trusted partner in achieving your financial goals. Whether you're saving for a dream vacation, planning for retirement, or starting a new business, we're here to provide the expertise and support you need.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2025.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number: **001-41456**

ECB BANCORP, INC.
(Exact name of registrant as specified in its charter)

Maryland	**88-1502079**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
419 Broadway, Everett, MA 02149	**02149**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(617) 387-1110**

Securities registered pursuant to Section 12(b) of the Act:

Common stock, par value $0.01 per share	**Trading Symbol(s)**	**The NASDAQ Stock Market, LLC**
(Title of each class)	ECBK	(Name of each exchange on which is registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the last sale price on June 30, 2025 of $15.44, was approximately $112.6 million.

As of March 23, 2026, there were 8,778,585 issued and outstanding shares of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the 2026 Annual Meeting of Stockholders (Part III)

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ECB Bancorp, Inc.
Form 10-K

TABLE OF CONTENTS

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PART I

ITEM 1. Business

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "assume," "plan," "seek," "expect," "will," "may," "should," "indicate," "would," "believe," "contemplate," "continue," "target" and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the asset quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this Annual Report.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- general economic conditions, either nationally or in our market areas, that are worse than expected including as a result of employment levels and labor shortages, and the effects of inflation, a potential recession or slowed economic growth caused by supply chain disruptions or otherwise;

- the extent, severity or duration of a pandemic on us and on our customers, employees and third-party service providers;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses;

- our ability to access cost-effective funding;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- demand for loans and deposits in our market area;

- our ability to implement and change our business strategies;

- competition among depository and other financial institutions;

- inflation and changes in the interest rate environment that reduce our margins and yields, our mortgage banking revenues, the fair value of financial instruments, or our level of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make;

- adverse changes in the securities or secondary mortgage markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees, capital requirements and insurance premiums;

- changes in the quality or composition of our loan or investment portfolios;

- technological changes that may be more difficult or expensive than expected;

- the inability of third-party providers to perform as expected;

- a failure or breach of our operational or security systems or infrastructure, including cyberattacks;

- our ability to manage market risk, credit risk and operational risk;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- changes in consumer spending, borrowing and savings habits;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- our ability to attract and retain key employees; and

- changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and a wide variety of other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.

In this Annual Report the terms "we," "our," and "us" refer to ECB Bancorp, Inc. and Everett Co-operative Bank, unless the context indicates another meaning. In addition, we sometimes refer to ECB Bancorp, Inc. as "ECB Bancorp," and to Everett Co-operative Bank as the "Bank."

BUSINESS OF ECB BANCORP

ECB Bancorp (sometimes herein, the "Company") is a Maryland corporation that was incorporated in March 2022 for the purpose of becoming the registered bank holding company for Everett Co-operative Bank (the "Bank") upon the consummation of the Bank's mutual to stock conversion and initial stock offering which was completed on July 27, 2022. In connection with the conversion, the Company sold 8,915,247 shares of common stock, par value $0.01 per share, which included 734,020 shares sold to the Bank's Employee Stock Ownership Plan, for gross offering proceeds (before deducting offering expenses) of approximately $89.2 million based on the offering price of $10.00 per share. The Company also contributed 260,000 shares of common stock and $600,000 in cash to the Everett Co-operative Bank Charitable Foundation, Inc. The shares of the Company's common stock sold in the offering began trading on the Nasdaq Capital Market on July 28, 2022 under the symbol "ECBK."

Since being incorporated, other than holding the common stock of Everett Co-operative Bank, engaging in share repurchases and making a loan to the Bank's employee stock ownership plan, we have not engaged in any material business activities to date.

Our cash flow depends on earnings from the investment of the net proceeds we retained from our initial public stock offering that was consummated in July 2022, and any dividends we receive from Everett Co-operative Bank. We neither own nor lease any property, but pay a fee to Everett Co-operative Bank for the use of its premises, equipment and furniture. At the present time, we employ only persons who are officers of Everett Co-operative Bank who also serve as officers of ECB Bancorp. We use the support staff of Everett Co-operative Bank from time to time and pay a fee to Everett Co-operative Bank for the time devoted to ECB Bancorp by employees of Everett Co-operative Bank. However, these persons are not separately compensated by ECB Bancorp. ECB Bancorp may hire additional employees, as appropriate, to the extent it expands its business in the future.

Our executive offices are located at 419 Broadway, Everett, Massachusetts 02149. Our telephone number at this address is (617) 387-1110. Our website address is www.everettbank.com. Information on our website is not incorporated into this Annual Report on Form 10-K and should not be considered part of this Annual Report.

BUSINESS OF EVERETT CO-OPERATIVE BANK

General

Everett Co-operative Bank is a Massachusetts-chartered stock cooperative bank headquartered in Everett, Massachusetts. The Bank completed its mutual to stock conversion on July 27, 2022 at which time it became the wholly owned subsidiary of ECB Bancorp.

Everett Co-operative Bank was organized in 1890 and has operated continuously in Everett, Massachusetts since this time. We conduct business from our three full-service banking offices located in Everett, Lynnfield and Woburn, Massachusetts, which are located in the greater Boston metropolitan area in Middlesex and Essex Counties. Everett is adjacent to Boston and is approximately three miles from Boston's financial district, and Lynnfield is located approximately 10 miles to the north in Essex County. Our Woburn branch, opened in 2023, is located approximately 10 miles from Boston's financial district in Middlesex County. We consider our deposit market area to be Middlesex, Essex and Suffolk Counties, Massachusetts and our primary lending area to be these Counties as well as Norfolk County, Massachusetts, which are located primarily within the Route 128 corridor outside of Boston.

Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations, in one-to-four family residential real estate loans, commercial real estate and multifamily real estate loans, construction and land loans and home equity lines of credit and loans. To a lesser extent we also originate commercial business loans and consumer loans. At December 31, 2025, $473.4 million, or 34.2%, of our total loan portfolio was comprised of one-to-four family residential real estate loans, $425.4 million, or 30.8%, of our total loan portfolio was comprised of multifamily real estate loans, $336.4 million, or 24.3%, of our total loan portfolio was comprised of commercial real estate loans, $89.0 million, or 6.4%, of our total loan portfolio was comprised of construction loans, $49.9 million, or 3.6%, of our total loan portfolio was comprised of home equity lines of credit and loans, $7.9 million, or 0.6% of our total loan portfolio was comprised of commercial business loans, and $869,000, or 0.1% of our total loan portfolio was comprised of consumer loans. We also invest in securities, consisting primarily of U.S. government and federal agency obligations, mortgage-backed securities, collateralized mortgage obligations and corporate bonds. We offer a variety of deposit accounts, including certificate of deposit accounts, Individual Retirement Accounts ("IRAs"), money market accounts, savings accounts and both interest-bearing and noninterest-bearing checking accounts. We historically have utilized advances from the Federal Home Loan Bank of Boston (the "FHLB") to fund our operations and we had $284.8 million of FHLB advances outstanding at December 31, 2025. Additionally, in recent years, we have also accepted brokered deposits as a non-retail funding source to fund our operations. At December 31, 2025, we had $134.0 million of brokered deposits outstanding.

Business Strategy

One of the key features of our business strategy has been to grow our loan portfolio, primarily through an increased focus on growing our commercial real estate and multifamily lending operations. In order to execute this growth strategy in an orderly and diligent manner, we enhanced our commercial real estate and multifamily lending infrastructure and engaged a group of experienced credit analysts. Consistent with our strategy to grow our commercial loan operations and the consequent commercial relationship opportunities, we have and will continue to upgrade our suite of deposit products and related services and have and will continue to upgrade our digital and mobile applications in order to accommodate business customers and thereby accelerate the growth in our core deposits.

Historically, given our size, capital position and lending team experience and capacity, we have originated for participation to other local banking institutions our larger commercial real estate and commercial loans. As we continue to enhance our commercial real estate team and infrastructure and with the increase in capital resulting from the conversion, we are able to selectively retain larger loans that we historically would have originated for participation with other local institutions. In this regard, we have revised our lending policies and loans to one borrower limitations to increase our lending limits and the type and size of loans we choose to hold in our portfolio.

We are similarly focused on enhancing our retail operations. To that end, the Company has developed new high yield consumer and business products as well as introducing an array of cash management services designed to attract new business relationships to the bank. In addition, in September of 2023, the Company opened a new branch in Woburn, MA, increasing our retail network to three branches. In January 2026, we announced that we are filing an application to establish a new branch office in Medford, MA. We will continue to attract and retain retail customers by emphasizing personal service, accessibility and flexibility in the face of mass market-oriented large, national and super-regional banks which maintain local branch networks in our market.

We believe that we have created, and will continue to enhance, the framework which will enable us to execute on our strategy to grow the Company through orderly and diligent loan growth, including competing for and underwriting larger individual loans and maintaining larger lending relationships. Similarly, we believe that we are well-positioned to execute on our retail growth strategy including our increased emphasis on retail sales marketing efforts by Company personnel. We have and expect to continue to invest in our personnel and information technology to support this balance sheet growth.

We believe we have been effective in competing against both larger regional banks and local community banks operating in our market. We compete against the larger banks through our responsive and personalized service, providing our customers with quicker decision making, certainty of execution and customized products where appropriate and access to our senior managers. We believe our highly experienced commercial and residential bankers and a sophisticated product and service mix, including a suite of technology solutions and support, enable us to compete effectively against local community banks. We believe that recent consolidation of financial institutions in and around our market continues to create further opportunity for expansion in our market and hiring available personnel. We will continue to emphasize these core business principles as we focus on growing our balance sheet and will implement them with the larger banking relationships that we seek to originate and maintain.

Reflecting our focus on our community, in connection with our mutual to stock conversion and initial public offering which closed in July 2022, we established the Everett Co-operative Bank Charitable Foundation (the "Foundation") and funded it with $600,000 in cash and 260,000 shares of our common stock, for a total contribution of $3,200,000 based on the $10.00 per share offering price. The purpose of this foundation is to make contributions to support various charitable organizations operating in our community now and in the future. During the year ended December 31, 2025, the Foundation made $113,000 in contributions to local non-profit charities and organizations.

Everett Co-operative Bank is subject to comprehensive regulation and examination by the Massachusetts Commissioner of the Division of Banks ("Commissioner"), as its chartering agency, and the Federal Deposit Insurance Corporation ("FDIC") as its primary federal regulator and primary insurer of its deposits. See "Supervision and Regulation." Our executive offices are located at 419 Broadway, Everett, Massachusetts 02149. Our telephone number at this address is (617) 387-1110. Our website address is www.everettbank.com. Information on our website is not incorporated into this Annual Report on Form 10-K and should not be considered part of this Annual Report.

Market Area

We consider Middlesex, Essex and Suffolk Counties, Massachusetts as our primary market area for gathering deposits, and each of these Counties as well as Norfolk County, Massachusetts as our primary lending market area. Our main office and two additional branch offices are located in Middlesex and Essex Counties, all of which are located in the greater Boston metropolitan area. Everett is a suburb which is adjacent to Boston and approximately three miles from Boston's financial district, Woburn where our new branch opened in 2023 is located is approximately ten miles from Boston's financial district, and Lynnfield where our additional branch office is located is approximately 10 miles north in Essex County. While we occasionally make loans secured by properties located outside of our primary lending market, these loans are generally to borrowers with whom we have an existing relationship and who have a presence within our primary lending market.

The Boston metropolitan area benefits from the presence of numerous institutions of higher learning, medical care and research centers and the corporate headquarters of several significant multinational corporations. Eastern Massachusetts also has many high technology companies employing personnel with specialized skills. These factors affect the demand for residential homes, multifamily apartments, office buildings, shopping centers, industrial warehouses and other commercial properties.

According to the United States Department of Labor, the Boston metropolitan area was one of the United States' twelve largest metropolitan statistical areas in June 2025. Located adjacent to major transportation corridors, the Boston metropolitan area provides a highly diversified economic base, with major employment sectors ranging from services, manufacturing and wholesale/retail trade, to finance, technology and medical care. According to the United States Department of Labor, in December 2025, the Boston-Cambridge-Newton, Massachusetts Statistical Area had an unemployment rate of 4.3%, compared to a Massachusetts state unemployment rate of 4.8% and the national unemployment rate of 4.4%.

Based on United States census estimates, from 2010 to 2024, the populations of Middlesex and Essex Counties increased 165,871 and 80,779, respectively. The United States census estimates that the median household income from 2020-2024 for Middlesex and Essex Counties were $130,847 and $101,883, respectively, compared to median household income of $97,344 for Boston the metropolitan area, $103,960 for the Commonwealth of Massachusetts and $80,734 for the United States.

Competition

We face significant competition within our market both in making loans and attracting deposits. Our market area has a high concentration of financial institutions, including large money center and regional banks, community banks, credit unions and other non-bank financial service providers. Some of our competitors offer products and services that we currently do not offer, such as trust services and private banking.

Our competition for loans comes primarily from the competitors referenced above and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies participating in the mortgage market, such as insurance companies, securities firms, financial technology companies, specialty finance firms and technology companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend toward consolidation of the financial services industry. Technological advances, for example, have lowered barriers to entry, which have allowed banks to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions, including financial technology companies, to offer products and services that traditionally have been provided by banks. Competition for deposits and the origination of loans could limit our growth in the future.

We are a small community savings institution and as of June 30, 2025 (the latest date for which information is available), our market share was 0.98% of total FDIC-insured deposits in Middlesex County, Massachusetts making us the 24th largest out of 47 financial institutions in Middlesex County, and our market share was 0.83% of total FDIC-insured deposits in Essex County, Massachusetts making us the 22nd largest out of 34 financial institutions in Essex County.

Lending Activities

Our principal lending activity is originating one-to-four family residential real estate loans, commercial real estate and multifamily real estate loans, construction and land loans and home equity lines of credit and loans. To a much lesser extent, we also originate commercial business loans and consumer loans. Subject to market conditions and our asset-liability analysis, we expect to continue to grow our commercial real estate and multifamily loan portfolios as well as our one-to-four family residential real estate loan portfolio. We also originate for sale and sell a portion of the fixed-rate one-to-four family residential real estate loans that we originate that generally have terms of 15 years or greater, on a servicing-released, limited or no recourse basis, while retaining shorter-term fixed-rate and all adjustable-rate one-to-four family residential real estate loans in order to manage the duration and time to repricing of our loan portfolio.

Historically, given our size, capital position and lending team experience and capacity, we have originated for participation to other local banking institutions our larger commercial real estate and commercial loans. As we continue to enhance our commercial real estate team and infrastructure and with the increase in capital resulting from the conversion, we are able to selectively retain larger loans that we historically would have originated for participation with other local institutions. In this regard, we have revised our lending policies and loans to one borrower limitations to increase our lending limits and the type and size of loans we choose to hold in our portfolio.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated. We had loans held for sale of $357,000 and $0 at December 31, 2025 and December 31, 2024, respectively.

	At December 31, 2025		At December 31, 2024	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
One-to-four family residential	$ 473,394	34.2%	$ 422,841	36.9%
Multi-family	425,428	30.8	343,970	30.0
Commercial	336,412	24.3	228,991	20.0
Home equity lines of credit and loans	49,866	3.6	45,154	4.0
Construction	88,957	6.4	90,894	7.9
Other loans:				
Commercial loans	7,938	0.6	13,844	1.2
Consumer	869	0.1	141	0.0
	1,382,864	100.0%	1,145,835	100.0%
Less:				
Net deferred loan fees	(790)		(502)	
Allowance for credit losses	(10,255)		(8,884)	
Total loans, net	$1,371,819		$1,136,449	

Loan Portfolio Maturities. The following tables set forth the contractual maturities of our total loan portfolio at December 31, 2025. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Because the tables present contractual maturities and do not reflect repricing or the effect of prepayments, actual maturities may differ.

	One year or less	After one year through five years	After five years through 15 years	After 15 years	Total
	(Dollars in thousands)				
Real estate loans:					
One-to-four family residential	$ 2,203	$ 14,664	$ 36,619	$ 419,908	$ 473,394
Multi-family	27,439	19,053	24,723	354,213	425,428
Commercial	18,290	32,426	42,960	242,736	336,412
Home equity lines of credit and loans	5,644	1,546	1,212	41,464	49,866
Construction	28,287	30,013	5,209	25,448	88,957
Other loans:					
Commercial loans	359	5,379	2,194	6	7,938
Consumer	96	741	—	32	869
Total loans	$ 82,318	$ 103,822	$ 112,917	$ 1,083,807	$ 1,382,864

The following table sets forth our fixed- and adjustable-rate loans at December 31, 2025 that are due after December 31, 2026.

| | Due after December 31, 2026 | | |
| | Fixed | Adjustable | Total |
	(Dollars in thousands)		
Real estate loans:			
One-to-four family residential	$ 99,585	$ 371,607	$ 471,192
Multi-family	33,879	364,110	397,989
Commercial	16,801	301,320	318,121
Home equity lines of credit and loans	1,448	42,774	44,222
Construction	23,552	37,118	60,670
Other loans:			
Commercial loans	7,446	133	7,579
Consumer loans	32	741	773
Total loans	$ 182,743	$ 1,117,803	$ 1,300,546

One-to-Four Family Residential Real Estate Lending. The focus of our lending has long been the origination of long-term loans secured by mortgages on owner-occupied one-to-four family residences. At December 31, 2025, $473.4 million, or 34.2%, of our total loan portfolio, consisted of one-to-four family residential real estate loans. Included in this balance was $199.0 million of non-owner occupied loans. Loans for non-owner occupied properties purchased for investment purposes and where the property income is not the borrower's primary source of income are generally underwritten to Fannie Mae guidelines. Loans for non-owner occupied properties purchased for investment purposes and where the property income is the primary source of income to the borrower are underwritten based on our commercial real estate underwriting guidelines. As of December 31, 2025, our average outstanding one-to-four family residential real estate loan balance was $481,000 and our largest outstanding loan secured by one-to-four family residential restate had a principal balance of $7.9 million, which, as of December 31, 2025, was performing in accordance with its repayment terms. The majority of the one-to-four family residential real estate loans that we originate are secured by properties located in our primary market area. See " – Originations, Sales and Purchases of Loans."

Our one-to-four family residential real estate loans are generally underwritten according to Fannie Mae guidelines, and we refer to loans that conform to such guidelines as "conforming loans." We generally originate both fixed- and adjustable-rate one-to-four family residential real estate loans in amounts up to the maximum conforming loan limits as established by the Federal Housing Finance Agency ("FHFA"). We also originate loans above the FHFA limit, which are referred to as "jumbo loans." We generally underwrite jumbo loans in a manner similar to conforming loans. During the year ended December 31, 2025, we originated $10.8 million of jumbo loans.

We originate both fixed-rate and adjustable-rate one-to-four family residential real estate loans with terms of up to 30 years. At December 31, 2025, $101.8 million, or 21.5%, of our one-to-four family residential real estate loans were fixed-rate loans.

We originate our adjustable-rate one-to-four family residential real estate loans with initial interest rate adjustment periods of three, five, seven and ten years, based on changes in a designated market index. These loans are limited to a 200-basis point initial increase in their interest rate, a 200-basis point increase in their interest rate annually after the initial adjustment, and a maximum upward adjustment of 600 basis points over the life of the loan. We determine whether a borrower qualifies for an adjustable-rate mortgage loan based on our lending policy.

We originate conventional one-to-four family residential mortgage loans with loan-to-value ratios of up to 80% without private mortgage insurance. Occasionally, we originate loans with loan-to-value ratios of up to 97% with private mortgage insurance and where the borrower's debt generally does not exceed 45% of the borrower's monthly cash-flow.

A portion of our one-to-four family residential real estate loans are for the financing of residential condominium units. Consistent with our risk analysis, we generally will not finance more than 20% of the units in any condominium project with more than four units.

Generally, we sell a portion of the fixed-rate one-to-four family residential real estate loans that we originate with terms that are generally greater than 15 years. We base the amount of fixed-rate loans that we sell on our liquidity needs, asset/liability mix, loan volume, portfolio size and other factors. Currently, the majority of loans that we sell are sold to the secondary market with servicing released.

We generally do not offer "interest-only" mortgage loans on one-to-four family residential real estate loans nor do we offer loans that provide for negative amortization of principal, such as "Option ARM" loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. Additionally, we do not offer "subprime loans" (loans that are made to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios) or Alt-A loans (defined as loans having less than full documentation).

We evaluate both the borrower's ability to make principal, interest and escrow payments and the value of the property that will secure the loan. Our one-to-four family residential real estate loans generally do not currently include prepayment penalties, are non-assumable and do not produce negative amortization. Our one-to-four family residential mortgage loans customarily include "due-on-sale" clauses giving us the right to declare the loan immediately due and payable in the event that, among other things, the borrower sells the property subject to the mortgage. All borrowers are required to obtain title insurance for the benefit of Everett Co-operative Bank. We also require homeowner's insurance and fire and casualty insurance and, where circumstances warrant, flood insurance on properties securing real estate loans.

We offer one-to-four family residential real estate loans secured by non-owner occupied properties. Generally, we will not make loans in excess of 75% loan to value on non-owner-occupied two-to-four family residential real estate properties or in excess of 80% on single family non-owner occupied residential real estate properties.

Commercial Real Estate and Multifamily Lending. Our commercial real estate loans are secured primarily by multifamily apartment buildings, retail and mixed-use properties, light industrial properties, manufacturing facilities and office buildings, almost all of which are located in our primary market area. We do not have any exposure to high rise office space in Boston, MA. Our office loans are secured by office space primarily outside of the city of Boston where demand for office space along with vacancy rates remain stable. Our multifamily loans are secured primarily by five or more-unit residential buildings. At December 31, 2025, we had $336.4 million in commercial real estate loans and $425.4 million in multifamily real estate loans, representing 24.3% and 30.8% of our total loan portfolio, respectively.

The following table shows the diversification of the commercial real estate portfolio as of December 31, 2025:

	As of December 31, 2025			
	Owner-Occupied	Non-Owner-Occupied	Balance	Percent
	(Dollars in thousands)			
Mixed-Use	$ 10,793	$ 134,832	$ 145,625	43.3%
Retail	10,766	46,481	57,247	17.0%
Industrial	19,849	21,117	40,966	12.2%
Office	5,934	36,815	42,749	12.7%
Hospitality	—	16,627	16,627	4.9%
Other	8,313	24,885	33,198	9.9%
Total commercial real estate loans	$ 55,655	$ 280,757	$ 336,412	100.0%

We generally originate adjustable-rate commercial real estate and multifamily real estate loans with maximum terms of up to 30 years. From time to time we will also originate fixed rate loans in these portfolios. We generally limit loan-to-value ratios to 75% of the lesser of the appraised value or purchase price. All of our commercial real estate and multifamily real estate loans are subject to our underwriting procedures and guidelines set by our Commercial Lending and General Lending Policies.

At December 31, 2025, our largest commercial real estate loan totaled $17.8 million and was secured by a parking lot located in our primary market area. At December 31, 2025, this loan was performing in accordance with its repayment terms. At December 31, 2025, our largest multifamily real estate loan totaled $20.0 million and was secured by five properties with a total of 118 residential units located in our primary market area. At December 31, 2025, this loan was performing in accordance with its repayment terms.

We consider a number of factors in originating commercial real estate and multifamily loans. We evaluate the character, qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the mortgaged property securing the loan and market conditions. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower’s experience in owning and/or managing similar property and the borrower’s repayment history with us and other financial institutions. In evaluating the property securing the loan, among other factors, we consider the net operating income of the mortgaged property before debt service and depreciation, amortization and interest. The debt service coverage ratio (the ratio of net operating income to debt service) is calculated to ensure that, subject to certain exceptions, it is at least 1.20x. Our commercial real estate and multifamily loans are appraised by outside independent and qualified appraisers that are duly approved in accordance with Everett Co-operative Bank Appraisal policy. Personal guarantees are often obtained from commercial real estate borrowers if such individual has a greater than 20% ownership interest in the property. Each borrower’s financial information on such loans is monitored on an ongoing basis by requiring periodic financial statement updates which are reviewed when received.

Our loans-to-one borrower limit is 20% of the Bank’s capital, which limit was $30.9 million at December 31, 2025. At December 31, 2025, our average commercial real estate loan had a balance of $1.5 million and our average multifamily loan had a balance of $2.7 million. As we continue to enhance our commercial real estate team and infrastructure and with the increase in capital resulting from the conversion, we are now able to selectively retain larger loans that we historically would have originated for participation with other local financial institutions. In this regard, we have revised our lending policies and loans to one borrower limitations to increase our lending limits and the type and size of loans we choose to hold in our portfolio.

Construction and Land Loans. At December 31, 2025, we had $89.0 million in construction and land loans, or 6.4% of total loans. We make construction loans, primarily to developers, contractors and builders of apartment buildings, for single-family homes and condominiums and to individuals for the construction of their primary residences. We also generate a limited amount of land loans that will be used for residential or commercial development. Land loans also include loans secured by land purchased for investment purposes. At December 31, 2025, our construction loans included $10.0 million in lines of credit and loans secured by land.

While we may originate loans to builders whether or not the collateral property underlying the loan is under contract for sale, we consider each project carefully in light of current residential real estate market conditions. Generally, we will make construction loans for which there is no contract for sale for the underlying completed home at the time of origination, and which we refer to as speculative construction loans, only to well-known builders in our market area. We actively monitor the number of unsold homes in our construction loan portfolio and local housing markets to attempt to maintain an appropriate balance between home sales and new loan originations. We generally limit the maximum number of speculative units (units that are not pre-sold) approved for each builder, typically starting with one speculative loan per builder until we develop a relationship with the builder. At December 31, 2025, speculative construction loans totaled $39.1 million.

Our construction loans are fixed- and adjustable-rate, interest-only loans that provide for the payment of interest during the construction phase, which is usually up to 12 to 24 months or in some cases up to 36 months for more complex projects. At the end of the construction phase, the loan may convert to a permanent mortgage loan or may be paid in full. Depending on the complexity of the construction project, the term of an "interest-only" construction loan may be extended if circumstances warrant it up to an additional three to six months with a maximum interest only term of 36 months. At December 31, 2025, the additional unadvanced portions of these construction loans totaled $47.7 million.

Construction and land loans are generally limited to 80% (75% for investment properties) loan-to-completed-appraised-value ratio upon completion of the project. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also generally require inspections of the property before disbursements of funds during the term of the construction loan. Construction projects over $2 million require an approved construction consultant to review the construction budget, complete a feasibility analysis, monitor construction progress and manage construction draws.

At December 31, 2025, our largest construction loan was for $6.1 million and was for the construction of a mixed-use building in our market area. This loan was performing in accordance with its repayment terms at December 31, 2025.

Home Equity Loans and Lines of Credit. In addition to one-to-four family residential real estate loans, we offer home equity loans and lines of credit that are secured by the borrower's primary residence, secondary residence or investment property. At December 31, 2025, we had $49.9 million, or 3.6%, of our total loan portfolio in home equity loans and lines of credit. At that date we also had $48.8 million of unused commitments related to home equity lines of credit.

Home equity loans and lines of credit are generally underwritten using the same criteria that we use to underwrite one-to-four family residential real estate loans. Home equity loans and lines of credit may be underwritten with a loan-to-value ratio of up to 70%, or 80% when combined with the principal balance of the existing first mortgage loan. Our home equity loans are primarily originated with fixed rates of interest with terms of up to 15 years. Our home equity lines of credit are originated with a variable rate based on the prime rate of interest plus or minus an applicable margin with a floor rate and require interest paid monthly.

Home equity loans and lines of credit are generally secured by junior mortgages and have greater risk than one-to-four family residential real estate loans secured by first mortgages. We face the risk that the collateral will be insufficient to compensate us for credit losses and costs of foreclosure, after repayment of the senior mortgages, if applicable. When customers default on their loans, we attempt to foreclose on the property and resell the property as soon as possible to minimize foreclosure and carrying costs. However, the value of the collateral may not be sufficient to compensate us for the amount of the unpaid loan and we may be unsuccessful in recovering the remaining balance from those customers. Particularly with respect to our home equity loans and lines of credit, decreases in real estate values could adversely affect our ability to fully recover the loan balance in the event of a default.

Commercial Loans. At December 31, 2025, commercial loans were $7.9 million, or 0.6% of total loans.

We make commercial loans and lines of credit primarily to small businesses in our market area. These loans and lines of credit are generally secured by business assets, such as equipment and accounts receivable. Commercial loans and lines of credit are made with both adjustable and fixed-interest rates and for terms generally up to 60 months or on demand. Depending on the collateral used to secure the loans, commercial loans are made in amounts of up to 80% of the value of the collateral securing the loan.

When making commercial loans, we consider the financial statements of the borrower, our lending history with the borrower, the debt service capabilities and global cash flows of the borrower and other guarantors, the projected cash flows of the business and the value of the collateral, accounts receivable, inventory and equipment.

At December 31, 2025, our largest commercial loan totaled $4.5 million and was secured by a security interest in a mortgage and note. At December 31, 2025, this loan was performing in accordance with its repayment terms.

Consumer Lending. To a much lesser extent, we offer a variety of consumer loans to individuals who reside or work in our market area, including unsecured overdraft lines of credit and loans secured by savings accounts. At December 31, 2025, our consumer loan portfolio totaled $869,000, or 0.1%, of our total loan portfolio.

Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities.

Loan Underwriting Risks

Adjustable-Rate Residential Real Estate Loans. Although adjustable-rate mortgage loans may reduce to an extent our vulnerability to changes in market interest rates because they periodically reprice, as interest rates increase, the required payments due from the borrower also increase (subject to rate caps), increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustments of the contractual interest rate are also limited by the maximum periodic and lifetime rate adjustments permitted by our loan documents.

Commercial Real Estate Loans. Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential real estate loans. The primary concern in commercial real estate lending is the borrower's creditworthiness, the feasibility and cash flow potential of the project. Repayments of loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and guarantors to provide financial statements including and not limited to personal financial statements, tax returns and rent rolls on an annual basis at minimum. These documents are reviewed according to the commercial lending policy and general lending policy guidelines. In reaching a decision on whether to make a commercial real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have an aggregate debt service ratio, including the guarantor's cash flows and the borrower's other projects, of at least 1.20x. We obtain an environmental report with every new loan request. An environmental phase one report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

If we foreclose on a commercial real estate loan, the marketing and liquidation period to convert the real estate asset to cash can be lengthy with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on commercial real estate loans can be unpredictable and substantial. As of December 31, 2025, we maintained no "other real estate owned" as a result of foreclosures (or the acceptance of a deed in lieu of foreclosure).

Commercial Loans. Unlike residential real estate loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income streams, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's business operation, and the collateral securing these loans may fluctuate in value. Our commercial loans are originated primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Collateral for commercial loans typically consists of accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself.

Construction and Land Loans. Our construction loans are based upon estimates of costs and values associated with the completed project. Underwriting is focused on the borrower's financial strength, credit history and demonstrated ability to produce a quality product, effectively market it and manage their operations effectively.

Construction lending involves additional risks when compared with permanent lending because funds are advanced upon the security of the project, which is of uncertain value before its completion. Because of the inherent uncertainties in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraised value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. In addition, speculative construction loans, which are loans made to home builders who, at the time of loan origination, have not yet secured an end buyer for the home under construction, typically carry higher risks than those associated with traditional construction loans. These increased risks arise because of the risk that there will be inadequate demand to ensure the sale of the property within an acceptable time. As a result, in addition to the risks associated with traditional construction loans, speculative construction loans carry the added risk that the builder will have to pay the property taxes and other carrying costs of the property until an end buyer is found. Land loans have substantially similar risks to speculative construction loans.

Originations, Sales and Purchases of Loans

Our loan originations are generated by our loan personnel operating at our banking offices. All loans we originate are underwritten pursuant to our policies and procedures. While we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon relative borrower demand and the pricing levels as set in the local marketplace by competing banks, thrifts, credit unions, and mortgage banking companies. Our volume of real estate loan originations is influenced significantly by market interest rates, and, accordingly, the volume of our real estate loan originations can vary from period to period.

Consistent with our interest rate risk management strategy, we originate for sale and sell a portion of the fixed-rate, one- to four-family residential real estate loans that we originate with terms of 15 years or greater, on a servicing-released, limited or no recourse basis, while retaining shorter-term fixed-rate and all adjustable-rate one- to four-family residential real estate loans in order to manage the duration and time to repricing of our loan portfolio. We consider our balance sheet as well as market conditions on an ongoing basis in making decisions as to whether to hold loans we originate for investment or to sell such loans to investors, choosing the strategy that is most advantageous to us from a profitability and risk management standpoint. During the year ended December 31, 2025, we sold $10.1 million of one-to-four family owner-occupied residential real estate loans. Subject to market and economic conditions, management intends to continue this sales activity in future periods to generate gain on sale income. At December 31, 2025, we had $357,000 loans held for sale.

From time to time, we may purchase loan participations secured by properties within and outside of our primary market area in which we are not the lead lender. In these circumstances, we follow our customary loan underwriting and approval policies. At December 31, 2025, we had four loans in which we were not the lead lender totaling $22.0 million.

In addition, during 2025, we purchased $806,000 in whole one- to four- family residential real estate loans from correspondent loan originators. We may participate out portions of a loan that exceeded our loans-to-one borrower legal lending limit and for risk diversification. At December 31, 2025, we had loans participated out to other lenders totaling $117.3 million.

Loan Approval Procedures and Authority

The maximum amount that we may lend to one borrower and the borrower's related entities is generally limited, by statute, to 20% of the Bank's capital, which is defined under Massachusetts law as the sum of our surplus account, undivided profits and capital stock. Loans secured by a first mortgage on residential property occupied by the borrower are excluded from this limit. At December 31, 2025, our regulatory limit on loans-to-one borrower was $30.9 million. At December 31, 2025, our largest relationship at this date consisted of eight loans totaling $30.0 million secured by 14 multifamily properties, one mixed-used building and five one-to-four family residential real estate with a total of 242 residential units in our market area. This loan relationship was performing in accordance with its original repayment terms at December 31, 2025. Our second largest lending relationship consisted of five multifamily loans, eight one-to-four family real estate loans and three commercial real estate loans totaling $29.6 million secured by six multifamily properties, two mixed-used buildings and 14 one-to-four family residential real estate properties with a total of 91 residential units in our market area. This loan relationship was performing in accordance with its original repayment terms at December 31, 2025. As a result of our stock offering which closed in July 2022, our regulatory loans-to-one borrower limit has increased and, as we continue to enhance our commercial real estate team and infrastructure and with our increased capital position, we are now able to selectively retain larger loans that we historically would have originated for participation with other local financial institutions. In this regard, we have revised our lending policies and loans to one borrower limitations to increase our lending limits and the type and size of loans we choose to hold in our portfolio.

Our lending is subject to written underwriting standards and origination procedures. Decisions on loan applications are made on the basis of detailed applications submitted by the prospective borrower and property valuations (consistent with our appraisal policy) prepared by outside independent licensed or certified appraisers approved by our board of directors as well as internal evaluations, where permitted by regulations. The loan applications are designed primarily to determine the borrower's ability to repay the requested loan, and the more significant items on the application are verified through use of credit reports, financial statements and tax returns.

The Board of Directors has overall responsibility for our lending policy, and the board reviews this policy at least annually.

Our Chief Executive Officer, Chief Operating Officer or Chief Lending Officer each have individual lending authority for up to $1.0 million for commercial loans. In addition, the Head of Residential Lending and Chief Lending Officer can approve residential real estate loans up to $1.0 million. Loans of between $1.0 million and $5.0 million require the approval of the Loan Committee, which is comprised of senior management of the Bank as well as the Chief Executive Officer, and loans or relationships in excess of $5.0 million require approval of the full Board of Directors. Additionally, our policies and loan approval limits which are established by the board of directors provide various lending approval authority for other designated individual officers or officers acting together.

Generally, we require title insurance on our mortgage loans as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. We also require flood insurance if the improved property is determined to be in a flood zone area.

Delinquencies and Non-Performing Assets

Delinquency Procedures. When a borrower fails to make required payments on a loan, we take a number of steps to induce the borrower to cure the delinquency and restore the loan to current status. We generally send a written notice of non-payment to the borrower 15, 30, 60 and 90 days after a loan is first past due. We will additionally try to contact the borrower by telephone after the 30th day after the due date.

Generally, when a loan becomes 90 days past due, the loan is turned over to our attorneys to ensure that further collection activities are conducted in accordance with applicable laws and regulations. All loans past due 90 days are put on non-accrual and reported to the board of directors monthly. If our attorneys do not receive a response from the borrower, or if the terms of any payment plan established are not followed, then foreclosure proceedings will be implemented. Management submits a delinquent loan report detailing loans 30 days or more past due to the board of directors on a monthly basis.

When we acquire real estate as a result of foreclosure or by deed in lieu of foreclosure, the real estate is classified as foreclosed real estate until it is sold. The real estate is recorded at estimated fair value at the date of acquisition less estimated costs to sell, and any write-down resulting from the acquisition is charged to the allowance for credit losses. Estimated fair value is based on an appraisal typically obtained before the foreclosure process is completed. Subsequent decreases in the value of the property are charged to operations. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell.

From time to time, we may grant a concession to borrowers who are experiencing financial difficulties for economic or legal reasons related to the borrower's financial difficulties. This usually includes a modification of loan terms, such as a reduction of the interest rate to below market terms, capitalizing past due interest or extending the maturity date and possibly a partial forgiveness of the principal amount due. Interest income on restructured loans is accrued after the borrower demonstrates the ability to pay under the restructured terms through a sustained period of repayment performance, which is generally six consecutive months.

Delinquent Loans. The following table sets forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

	At December 31,					
	2025			2024		
	30–59 Days	60–89 Days	90 Days or More	30–59 Days	60–89 Days	90 Days or More
	(in thousands)					
Real estate loans:						
One-to-four family residential	$ 519	$ 104	$ —	$ 1,260	$ —	$ 1,077
Multi-family	—	—	—	—	—	—
Commercial	246	—	—	—	—	—
Home equity lines of credit and loans	370	—	3	405	—	85
Construction	—	—	—	—	—	—
Other loans:						
Commercial	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total	$ 1,135	$ 104	$ 3	$ 1,665	$ —	$ 1,162

Non-Performing Assets. The following table sets forth information regarding our non-performing assets.

		At December 31,		
		2025		**2024**
		(in thousands)		
Non-accrual loans:				
Real estate loans:				
One-to-four family residential	$	1,096	$	1,872
Multi-family		—		—
Commercial		—		—
Home equity lines of credit and loans		43		85
Construction		—		—
Commercial		—		—
Consumer		—		—
Total non-accrual loans	$	1,139	$	1,957
Accruing loans past due 90 days or more:				
Real estate loans:				
One-to-four family residential	$	—	$	—
Multi-family		—		—
Commercial		—		—
Home equity lines of credit and loans		—		—
Construction		—		—
Bank owned property held for sale		—		—
Total real estate owned		—		—
Total non-performing assets	$	1,139	$	1,957
Total non-performing loans to total loans		0.08%		0.17%
Total non-performing loans to total assets		0.07%		0.14%
Total non-performing assets to total assets		0.07%		0.14%

Classified Assets. Federal regulations provide that each insured savings institution classify its assets on a regular basis. In addition, in connection with examination of insured depository institutions, federal and Massachusetts banking regulators have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

When an insured depository institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable expected losses. General allowances represent loss allowances which have been established to cover expected losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory agencies, which may require the establishment of additional general or specific loss allowances.

In connection with the filing of our quarterly reports with the FDIC and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations.

16

On the basis of this review of our assets, our classified and special mention assets at the dates indicated were as follows:

	At December 31,			
	2025		2024	
	(in thousands)			
Substandard assets	$	99	$	99
Doubtful assets		—		—
Loss assets		—		—
Total classified assets	$	99	$	99
Special mention assets	$	1,241	$	1,739
Foreclosed real estate and other assets	$	—	$	—

Other Loans of Concern. There were no other loans at December 31, 2025 that are not already disclosed where there is information about possible credit problems of borrowers that caused management to have serious doubts about the ability of the borrowers to comply with present loan repayment terms and that may result in disclosure of such loans in the future.

Allowance for Credit Losses. On January 1, 2023, the Company adopted the ASU 2016-13 Current Expected Credit Loss (CECL) methodology for estimating the credit losses for loans and off-balance sheet commitments. This methodology replaced the previous incurred loss and impairment methodology with a methodology referred to as CECL. This methodology reflects expected credit losses and requires consideration of historical experience, current conditions, and reasonable and supportable forecasts of future economic conditions. Management uses forward-looking information to estimate the expected credit loss on a loan at the time of origination. The change from the incurred loss methodology to the CECL methodology was recognized through an adjustment to retained earnings. A provision for credit losses, which is a charge against earnings, is recorded to bring the allowance for credit losses to a level that, in management's judgment, is adequate to absorb expected lifetime credit losses in the loan portfolio. Management's evaluation process used to determine the appropriateness of the allowance for credit losses is subject to the use of estimates, assumptions, and judgment. The evaluation process involves gathering and interpreting many qualitative and quantitative factors which could affect expected credit losses. Because interpretation and analysis involves judgment, current economic or business conditions can change, and future events are inherently difficult to predict, the anticipated amount of estimated credit losses and therefore the appropriateness of the allowance for credit losses could change significantly.

As an integral part of their examination process, the Commissioner and the FDIC will periodically review our allowance for credit losses, and as a result of such reviews, we may determine to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in the process for establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

The following table sets forth activity in our allowance for credit losses on loans for the years indicated:

	At December 31,		
	2025		2024
	(in thousands)		
Allowance for credit losses on loans at beginning of year	$	8,884	$	8,591
Provision for credit losses		1,457		296
Charge-offs:				
Real estate loans:				
One-to-four family residential		—		—
Multi-family		—		—
Commercial		—		—
Home equity lines of credit and loans		—		—
Construction		—		—
Commercial		(81)		—
Consumer		(6)		(4)
Total charge-offs	$	(87)	$	(4)
Recoveries:				
Real estate loans:				
One-to-four family residential		—		—
Multi-family		—		—
Commercial		—		—
Home equity lines of credit and loans		—		—
Construction		—		—
Commercial		—		—
Consumer		1		1
Total recoveries		1		1
Net charge-offs	$	(86)	$	(3)
Allowance for credit losses on loans at end of year	$	10,255	$	8,884
Allowance for credit losses on loans to non-performing loans		900.35%		453.96%
Allowance for credit losses on loans to total loans outstanding at end of year		0.74%		0.78%
Net charge offs to average loans outstanding during the year		0.01%		0.00%

Allocation of Allowance for Credit Losses on Loans. The following table sets forth the allowance for credit losses on loans allocated by loan category and the percent of loans in each category to total loans at the dates indicated.

| | | At December 31, | | | | |
| | 2025 | | | 2024 | | |
	Allowance for Credit Losses	**Percent of Allowance in Each Category to Total Allocated Allowance**	**Percent of Loans in Each Category to Total Loans**	**Allowance for Credit Losses**	**Percent of Allowance in Each Category to Total Allocated Allowance**	**Percent of Loans in Each Category to Total Loans**
			(Dollars in thousands)			
Real estate loans:						
One-to-four family residential	$ 3,069	29.9%	34.2%	$ 2,928	33.0%	36.9%
Multi-family	2,260	22.0	30.8	2,422	27.3	30.0
Commercial	3,640	35.6	24.3	2,260	25.4	20.0
Home equity lines of credit and loans	170	1.7	3.6	118	1.3	4.0
Construction	1,009	9.8	6.4	1,036	11.7	7.9
Commercial loans	102	1.0	0.6	119	1.3	1.2
Consumer	5	0.0	0.1	1	0.0	0.0
Total	$ 10,255	100.0%	100.0%	$ 8,884	100.0%	100.0%

Investment Activities

General. Our investment policy is established by the Board of Directors. The objectives of the policy are to: (i) provide and maintain liquidity within the guidelines of the Massachusetts banking laws and regulations for loan demand and deposit fluctuations, and to allow us to alter our liquidity position to meet both day-to-day and long-term changes in assets and liabilities; (ii) manage interest rate risk in accordance with our interest rate risk policy; (iii) provide collateral for pledging requirements; (iv) maximize return on our investments; and (v) maintain a balance of high quality diversified investments to minimize risk.

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various government-sponsored enterprises and municipal governments, deposits at the Federal Home Loan Bank of Boston (the "FHLB"), certificates of deposit of federally insured institutions, investment grade corporate bonds and marketable equity securities. We also are required to maintain an investment in FHLB stock. While we have the authority under applicable law to invest in derivative securities, we have not invested in derivative securities.

At December 31, 2025, our investment portfolio consisted primarily of mortgage-backed securities, collateralized mortgage obligations and corporate debt securities.

Our investment policy is reviewed annually by our Board of Directors and all policy changes recommended by management must be approved by the board. Authority to make investments under the approved guidelines are delegated to appropriate officers. While general investment strategies are developed and authorized by the board, the execution of specific actions with respect to securities held by Everett Co-operative Bank rests with the Investment Committee within the scope of the established investment policy. The Investment Committee is comprised of members of senior management as well as the Security Committee of the Board of Directors.

At the time of purchase, we designate a security as held-to-maturity, available-for-sale, or trading, depending on our ability and intent. Securities available-for-sale or trading are reported at fair value, while securities held-to-maturity are reported at amortized cost. Consistent with our overall business and asset/liability management plan, which focuses on sustaining adequate levels of core earnings, the base premise of our investment portfolio is that all securities purchased will be suitable to be held-to-maturity. At December 31, 2025, $55.8 million, or 61.9%, of our securities portfolio was comprised of held-to-maturity securities and $34.3 million, or 38.1%, of our securities portfolio was comprised of available-for-sale securities.

Some of our securities are callable by the issuer. Although these securities may have a yield somewhat higher than the yield of similar securities without such features, these securities are subject to the risk that they may be redeemed by the issuer prior to maturing in the event general interest rates decline. At December 31, 2025, we had $34.3 million of securities which were subject to redemption by the issuer prior to their stated maturity.

For available-for-sale debt securities with a fair value less than amortized cost basis, management will determine whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either condition is met, management will recognized a write-down to fair value through a charge to earnings. For all other debt securities, management evaluates their expected credit losses over the remaining term. The majority of the Company's debt securities consist of mortgage-backed securities and collateralized mortgage obligations. These securities carry an explicit or implicit guarantee from the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Company applies a zero-credit loss assumption and has not recorded any allowance for these securities. For corporate bonds, a probability of default and loss given default analysis is performed to determine the allowance for credit losses. We monitor the investment portfolio and credit performance on a quarterly basis to determine if any allowance is considered necessary.

At December 31, 2025, our corporate bond portfolio consisted of investment grade securities with maturities shorter than ten years. Our investment policy provides that we may invest up to 10% of our tier-one risk-based capital in corporate bonds from individual issuers which, at the time of purchase, are within the three highest investment-grade ratings from Standard & Poor's or Moody's. The maturity of these bonds generally may not exceed five years unless approved by the board of directors, and the aggregate limit is 50% of the investment portfolio for this security type. Bonds that subsequently experience a decline in credit rating below investment grade are monitored at least quarterly.

Bank-Owned Life Insurance. We invest in bank-owned life insurance to provide us with a funding source for our benefit plan obligations. Bank-owned life insurance also generally provides us noninterest income that is non-taxable. Applicable regulations generally limit our investment in bank-owned life insurance to 25% of our Tier 1 capital plus our allowance for credit losses. At December 31, 2025, we had $15.4 million in bank-owned life insurance.

Other Securities. We hold common stock of the FHLB in connection with our membership with the FHLB and our borrowing activities. The FHLB common stock is carried at cost and classified as restricted equity securities. It is not practicable to determine the fair value of FHLB common stock due to restrictions placed on its transferability. Under current FHLB rules, we will be required to purchase additional FHLB common stock if we increase borrowings in the future.

Securities Portfolio. The following tables set forth the stated maturities and weighted average yields of our investment securities which are classified as held-to-maturity and available-for-sale at December 31, 2025. Certain securities have adjustable interest rates and will reprice periodically within the various maturity ranges. These repricing schedules are not reflected in the table below. Prepayments are not reflected in the table below.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
					(Dollars in thousands)						
Securities held-to-maturity:											
Mortgage-backed securities	$ 20	1.65%	$ 3,722	4.38%	$ 2,501	2.49%	$ 30,402	2.12%	$ 36,645	$33,280	2.37%
Corporate bonds	7,501	2.13%	5,903	7.16%	5,715	6.94%	—	—	19,119	19,046	5.12%
Total	$ 7,521	2.13%	$ 9,625	6.09%	$ 8,216	5.58%	$ 30,402	2.12%	$ 55,764	$52,326	3.32%

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
					(Dollars in thousands)						
Securities available-for-sale											
Mortgage-backed securities	$ 1,365	3.53%	$ 4,150	4.40%	$ —	—	$ 896	5.41%	$ 6,411	$ 6,459	4.36%
Collateralized Mortgage Obligation	—	—	—	—	—	—	10,937	4.80%	10,937	10,948	4.80%
Corporate bonds	—	—	5,543	7.98%	11,189	6.80%	—	—	16,732	16,910	7.19%
Total	$ 1,365	3.53%	$ 9,693	6.44%	$ 11,189	6.80%	$ 11,833	4.84%	$ 34,080	$34,317	5.89%

For additional information regarding our investment securities portfolio, see Note 3 of the consolidated financial statements.

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also use borrowings to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, we receive funds from scheduled loan payments, investment maturities, loan prepayments, loan sales, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from residents within our primary market area. We offer a selection of deposit accounts, including noninterest-bearing and interest-bearing demand accounts, money market accounts, savings accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. In recent years, we have also accepted brokered deposits as non-retail funding source to fund our operations. These funding sources are not relationship-based accounts and are generally more price-sensitive than our relationship based deposits and they carry a greater risk of non-renewal than our customer based deposits. At December 31, 2025, our largest deposit relationship had $25.8 million in deposits.

We are focused on ensuring that our products, services and accessibility will continue to make Everett Co-operative Bank a competitive community bank, and will continue to attract and retain retail customers by emphasizing personal service, accessibility and flexibility. The Company has developed new high yield consumer and business products as well as introducing an array of cash management services designed to attract new business relationships to the bank. In September of 2023, the Company opened a new branch in Woburn, MA, increasing our retail network to three branches and in January 2026, we announced that we are filing an application to establish a new branch office in Medford, MA. We will continue to attract and retain retail customers by emphasizing personal service, accessibility and flexibility in the face of mass market-oriented large, national and super-regional banks which maintain local branch networks in our market.

Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in generating deposits and to respond with flexibility to changes in our customers' demands. Our ability to gather deposits is impacted by the competitive market in which we operate, which includes numerous financial institutions of varying sizes offering a wide range of products. We believe that deposits are a stable source of funds, but our ability to attract and maintain deposits at favorable rates will be affected by market conditions, including competition and prevailing interest rates.

The following table sets forth the distribution of total deposits, by account type, at the dates indicated.

	At December 31,					
	2025			2024		
	Amount	Percent	Average Rate	Amount	Percent	Average Rate
			(Dollars in thousands)			
Noninterest-bearing demand deposits	$ 81,497	7.2%	0.00%	$ 84,958	8.5%	0.00%
Interest-bearing demand deposits	19,381	1.7	0.09%	20,546	2.1	0.10%
Regular savings deposits and other deposits	91,383	8.1	1.62%	102,933	10.3	2.10%
Money market deposits	211,772	18.7	2.85%	184,581	18.5	3.47%
Certificates of deposit	728,311	64.3	3.97%	605,515	60.6	4.38%
Total	$1,132,344	100.0%		$ 998,533	100.0%	

As of December 31, 2025 and 2024, the aggregate amount of deposits in amounts greater than $250,000, which is the maximum amount for federal deposit insurance, was $582.9 million and $503.8 million, respectively. As of December 31, 2025, the aggregate amount of all our certificates of deposit in excess of $250,000 was $334.8 million.

All of our deposits are fully insured due to the additional insurance provided to a Massachusetts cooperative bank, such as Everett Co-operative Bank, under the Depositors Insurance Fund, a private industry-sponsored insurance fund in Massachusetts that insures all deposits at Everett Co-operative Bank above FDIC limits.

Borrowings. At December 31, 2025, total borrowings were $284.8 million. Borrowings consist of both short-term and long-term FHLB advances. Borrowings provide us with one source of funding. Maintaining available borrowing capacity with the FHLB provides us with a contingent source of liquidity. Everett Co-operative Bank is a member of the FHLB of Boston. The primary reason for our FHLB membership is to gain access to a reliable source of wholesale funding, particularly term funding, as a tool to manage liquidity and interest rate risk. As a member of the FHLB, we are required to purchase shares in the FHLB. Accordingly, we had invested $11.9 million in shares of the FHLB at December 31, 2025. We had $395.4 million of borrowing capacity remaining with the FHLB at December 31, 2025. At December 31, 2025, we also had $15.0 million of borrowing capacity with the Atlantic Community Bankers Bank and $75.7 million of borrowing capacity with the Federal Reserve Bank.

Subsidiary and Other Activities

Everett Co-operative Bank is the wholly owned subsidiary of ECB Bancorp.

Everett Co-operative Bank has one subsidiary, First Everett Securities Corporation, Inc. ("FESC, Inc."), a Massachusetts corporation, which is engaged in the buying, selling and holding of investment securities. The income earned on FESC, Inc.'s securities is subject to a significantly lower rate of state tax than that assessed on income earned on securities maintained at Everett Co-operative Bank. At December 31, 2025, FESC, Inc. had total assets of $53.7 million, substantially all of which were in securities and cash to be invested.

Expense and Tax Allocation

Everett Co-operative Bank has entered into an agreement with ECB Bancorp to provide it with certain administrative support services for compensation not less than the fair market value of the services provided. In addition, Everett Co-operative Bank and ECB Bancorp have entered into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.

Personnel

As of December 31, 2025, we had 64 full-time equivalent employees. Our employees are not represented by any collective bargaining group. Management believes that we have a good working relationship with our employees.

SUPERVISION AND REGULATION

General

Everett Co-operative Bank is a Massachusetts-chartered stock cooperative bank and is the wholly owned subsidiary of ECB Bancorp, a Maryland corporation, which is a registered bank holding company. Everett Co-operative Bank's deposits are insured up to applicable limits by the FDIC and by the Depositors Insurance Fund for amounts in excess of the FDIC insurance limits. Everett Co-operative Bank is subject to extensive regulation by the Commissioner of the Massachusetts Division of Banks, as its chartering agency, and by the FDIC, its primary federal regulator and deposit insurer. Everett Co-operative Bank is required to file reports with, and is periodically examined by, the FDIC and the Commissioner concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. As a registered bank holding company, ECB Bancorp is regulated by the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board"). Everett Co-operative Bank also is a member of and owns stock in the Federal Home Loan Bank of Boston, which is one of the 11 regional banks in the Federal Home Loan Bank System.

Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; provide oversight for the adequacy of credit loss reserves for regulatory purposes and the adequacy of its risk management framework; and establish the timing and amounts of assessments and fees imposed by the regulatory agencies. Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks and savings institutions relating to capital, asset quality, management, liquidity, earnings and other factors. These ratings rely on the supervisor's judgment and the receipt of a less than satisfactory rating in one or more categories may result in enforcement action by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as Everett Co-operative Bank or its holding company, from obtaining necessary regulatory approvals to access the capital markets, pay dividends, acquire other financial institutions or establish new branches.

In addition, we must comply with significant anti-money laundering and anti-terrorism laws and regulations, Community Reinvestment Act laws and regulations, and fair lending laws and regulations. Everett Co-operative Bank must comply with consumer protection regulations issued by the Consumer Financial Protection Bureau, as enforced by the FDIC. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to acquire other financial institutions or expand our branch network.

As a bank holding company, ECB Bancorp is required to comply with the Bank Holding Company Act of 1956, as amended, and the rules and regulations of the Federal Reserve Board. It is required to file certain reports with the Federal Reserve Board and is subject to examination by and the enforcement authority of the Federal Reserve Board. Additionally, the Federal Reserve Board may directly examine the subsidiaries of a bank holding company, including Everett Co-operative Bank. ECB Bancorp is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in applicable laws or regulations, whether by the Massachusetts legislature, the Commissioner, the Consumer Financial Protection Bureau, the FDIC, the Federal Reserve Board, the Securities and Exchange Commission or Congress, could have a material adverse impact on the operations and financial performance of ECB Bancorp and Everett Co-operative Bank.

Set forth below is a brief description of material regulatory requirements that are applicable to Everett Co-operative Bank and ECB Bancorp. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Everett Co-operative Bank and ECB Bancorp.

Massachusetts Banking Laws and Supervision

General. As a Massachusetts-chartered cooperative bank, Everett Co-operative Bank is subject to supervision, regulation and examination by the Commissioner and to various Massachusetts statutes and regulations which govern, among other things, investment powers, lending and deposit-taking activities, borrowings, maintenance of surplus and reserve accounts, distribution of earnings and payment of dividends. In addition, Everett Co-operative Bank is subject to Massachusetts consumer protection, Community Reinvestment Act, civil rights laws and regulations. The approval of the Massachusetts Commissioner of Banks is required for a Massachusetts-chartered bank to establish or close branches, merge with other financial institutions, issue stock and undertake certain other activities.

Massachusetts regulations generally allow Massachusetts banks, with appropriate regulatory approvals, to engage in activities permissible for federally chartered banks or banks chartered by another state. The Commissioner also has adopted procedures reducing regulatory burdens and expense and expediting branching by well-capitalized and well-managed banks.

Dividends. A Massachusetts stock bank may declare cash dividends from net profits not more frequently than quarterly. Noncash dividends may be declared at any time. No dividends may be declared, credited or paid if the bank's capital stock is impaired. The approval of the Commissioner is required if the total of all dividends declared in any calendar year exceeds the total of its net profits for that year combined with its retained net profits of the preceding two years. Dividends from ECB Bancorp may depend, in part, upon receipt of dividends from Everett Co-operative Bank. The payment of dividends from Everett Co-operative Bank would be restricted by federal law if the payment of such dividends resulted in Everett Co-operative Bank failing to meet regulatory capital requirements.

Loans to One Borrower Limitations. Massachusetts banking law grants broad lending authority. However, with certain limited exceptions, total obligations to one borrower may not exceed 20% of the total of an institution's capital stock (if any), surplus and undivided profits. The Commissioner applies the Office of the Comptroller of the Currency's attribution rules to a borrower's related interests. At December 31, 2025, Everett Co-operative Bank was in compliance with the loans-to-one borrower limitations.

Loans to a Bank's Insiders. Under Massachusetts law, a Massachusetts-chartered bank must comply with Regulation O of the Federal Reserve Board, and the Commissioner retains examination and enforcement authority to ensure compliance.

Investment Activities. In general, Massachusetts-chartered banks may invest in preferred and common stock of any corporation organized under the laws of the United States or any state provided such investments do not involve control of any corporation and do not, in the aggregate, exceed 4% of the bank's deposits. Federal law imposes additional restrictions on Everett Co-operative Bank's investment activities.

Regulatory Enforcement Authority. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Commissioner may be subject to sanctions for noncompliance, including revocation of its charter. The Commissioner may, under certain circumstances, suspend or remove officers or directors who have violated the law, conducted the bank's business in an unsafe or unsound manner or contrary to the depositors' interests or been negligent in the performance of their duties. Upon finding that a bank has engaged in an unfair or deceptive act or practice, the Commissioner may issue an order to cease and desist and impose a fine on the bank concerned. The Commissioner also has authority to take possession of a bank and appoint the FDIC as receiver under certain conditions such as an unsafe and unsound condition to transact business, the conduct of business in an unsafe or unauthorized manner or impaired capital. In addition, Massachusetts consumer protection and civil rights statutes applicable to Everett Co-operative Bank permit private individual and class action law suits and provide for the rescission of consumer transactions, including loans, and the recovery of statutory and punitive damages and attorneys' fees in the case of certain violations of those statutes.

Excess Deposit Insurance Fund. All Massachusetts-chartered cooperative banks are members of the Depositors Insurance Fund, a private industry-sponsored insurance fund in Massachusetts that insures all deposits at Everett Co-operative Bank above FDIC limits.

Protection of Personal Information. Massachusetts banking regulations contain requirements intended to protect personal information and are similar to federal laws such as the Gramm-Leach-Bliley Act, discussed below under " – Federal Regulations – Other Regulations," that require organizations to establish written information security programs to prevent identity theft. The Massachusetts regulation also contains technology system requirements, especially for the encryption of personal information sent over wireless or public networks or stored on portable devices.

Insurance Sales. Massachusetts banks may engage in insurance sales activities if the Commissioner has approved a plan of operation for insurance activities and the bank obtains a license from the Massachusetts Division of Insurance. A bank may be licensed directly or indirectly through an affiliate or a subsidiary corporation established for this purpose. Everett Co-operative Bank does not sell or refer insurance products, and has not sought approval for insurance sales activities.

Parity Regulation. A Massachusetts bank may exercise any power and engage in any activity that has been authorized for national banks, federal thrifts or state banks in a state other than Massachusetts, provided that the activity is permissible under applicable federal law and not specifically prohibited by Massachusetts law. Such powers and activities must be subject to the same limitations and restrictions imposed on the national bank, federal thrift or out-of-state bank that exercised the power or activity.

Massachusetts has other statutes or regulations that are similar to certain of the federal provisions discussed below.

Federal Regulations

Capital Requirements. Federal regulations require federally insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio.

In determining the amount of risk-weighted assets for calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (*e.g.*, recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk-weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common shareholders' equity and related surplus and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain non-cumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, the FDIC takes into consideration not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

Federal law required the federal banking agencies, including the FDIC, to establish a "community bank leverage ratio" of between 8% and 10% for institutions with total consolidated assets of less than $10 billion. Institutions with capital complying with the ratio and otherwise meeting the specified requirements and electing the alternative framework are considered to comply with the applicable regulatory capital requirements, including the risk-based requirements. The community bank leverage ratio was established at 9% Tier 1 capital to total average assets, effective January 1, 2020. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. An institution that temporarily ceases to meet any qualifying criteria is provided with a two-quarter grace period to regain compliance. Failure to meet the qualifying criteria within the grace period or maintain a leverage ratio of 8% or greater requires the institution to comply with the generally applicable regulatory capital requirements.

At December 31, 2025, Everett Co-operative Bank had not opted into the community bank leverage ratio framework and its capital ratios exceeded all applicable requirements.

Capital Distributions. The Federal Deposit Insurance Act generally provides that an insured depository institution may not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement. Unless the approval of the FDIC is obtained, Everett Co-operative Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of its net income during the current calendar year and the retained net income, not previously used for dividends, of the prior two calendar years.

Community Reinvestment Act and Fair Lending Laws. All insured depository institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. The FDIC is required to assess Everett Co-operative Bank's record of compliance with the Community Reinvestment Act. An institution's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the FDIC, as well as other federal regulatory agencies and the Department of Justice.

The Community Reinvestment Act requires all institutions insured by the FDIC to publicly disclose their rating. Everett Co-operative Bank received a "Satisfactory" Community Reinvestment Act rating in its most recent federal examination.

Massachusetts has its own statutory counterpart to the CRA which is also applicable to Everett Co-operative Bank. The Massachusetts version is generally similar to the CRA but utilizes a five-tiered descriptive rating system. Massachusetts law requires the Commissioner to consider, but not be limited to, a bank's record of performance under Massachusetts law in considering any application by the bank to establish a branch or other deposit-taking facility, to relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. Everett Co-operative Bank's most recent 2025 CRA performance rating under Massachusetts law was "Satisfactory."

Transactions with Related Parties. An insured depository institution's authority to engage in transactions with its affiliates is generally limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with, an insured depository institution such as Everett Co-operative Bank. ECB Bancorp is an affiliate of Everett Co-operative Bank because of its control of Everett Co-operative Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a state-chartered bank from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

Everett Co-operative Bank's authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Everett Co-operative Bank's capital.

In addition, extensions of credit in excess of certain limits must be approved by Everett Co-operative Bank's board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The FDIC has extensive enforcement authority over insured state banks, such as Everett Co-operative Bank, that are not members of the Federal Reserve System. The enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders, and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." The FDIC may also appoint itself as conservator or receiver for an insured state non-member bank under specified circumstances, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; (4) insufficient capital; or (5) the incurrence of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for the insured depository institutions they supervise. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, compensation and benefits, and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order and/or the imposition of civil money penalties.

Branching. Federal law permits insured state banks to engage in interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by a bank in such state. Under Massachusetts law, Everett Co-operative Bank can establish a branch in Massachusetts or in any other state. All branch applications require prior approval of the Commissioner and the FDIC. Finally, Everett Co-operative Bank may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.

Prompt Corrective Action. Federal law requires, among other things, that federal banking agencies take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For this purpose, the FDIC's regulations establish five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under applicable regulations, an institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on the payment of dividends, and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. An undercapitalized bank's compliance with a capital restoration plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including a regulatory order to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, ceasing receipt of deposits from correspondent banks, dismissal of directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

The previously referenced final rule establishing an elective "community bank leverage ratio" regulatory capital framework provides that a qualifying institution whose capital exceeds the community bank leverage ratio and opts to use that framework will be considered "well-capitalized" for purposes of prompt corrective action.

At December 31, 2025, Everett Co-operative Bank met the criteria for being considered "well capitalized."

Insurance of Deposit Accounts. The Deposit Insurance Fund of the FDIC insures deposits at FDIC-insured financial institutions such as Everett Co-operative Bank, generally up to a maximum of $250,000 per separately insured depositor. The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund.

Under the FDIC's risk-based assessment system, institutions deemed less risky of failure pay lower assessments. Assessments for institutions of less than $10 billion of assets are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of an institution's failure within three years.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of Everett Co-operative Bank. For 2025 the FDIC insurance expense for Everett Co-operative Bank was approximately $883,000. We cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. Everett Co-operative Bank does not know of any practice, condition or violation that may lead to termination of its deposit insurance.

Brokered Deposits. Federal law and FDIC regulations generally limit the ability of an insured depository institution to accept, renew or roll over any brokered deposit unless the institution's capital category is "well capitalized" or, with the FDIC's approval, "adequately capitalized." Depository institutions that have brokered deposits in excess of 10% of total assets may be subject to increased FDIC deposit insurance premium assessments. However, for institutions that are well capitalized and have a CAMELS composite rating of 1 or 2, reciprocal deposits are deducted from brokered deposits. The Economic Growth, Regulatory Relief, and Consumer Protection Act, enacted in 2018, amends the Federal Deposit Insurance Act to exempt a capped amount of reciprocal deposits from treatment as brokered deposits for certain insured depository institutions.

Privacy Regulations. Federal regulations generally require that Everett Co-operative Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship and annually thereafter. In addition, Everett Co-operative Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. Everett Co-operative Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

Anti-Money Laundering - The Bank Secrecy Act. Under the Bank Secrecy Act ("BSA"), a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report to the U.S. Treasury any cash transactions involving at least $10,000. In addition, financial institutions are required to file suspicious activity reports for any transaction or series of transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. The USA PATRIOT Act, which amended the BSA, together with the implementing regulations of various federal regulatory agencies, has caused financial institutions, such as Everett Co-operative Bank, to adopt and implement additional policies or amend existing policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity, currency transaction reporting, customer identity verification and customer risk analysis. In evaluating an application to acquire a bank or to merge banks or effect a purchase of assets and assumption of deposits and other liabilities, the applicable federal banking regulator must consider the anti-money laundering compliance record of both the applicant and the target. In addition, under the USA PATRIOT Act financial institutions are required to take steps to monitor their correspondent banking and private banking relationships as well as, if applicable, their relationships with "shell banks."

Prohibitions Against Tying Arrangements. Everett Co-operative Bank is prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Other Regulations

Interest and other charges collected or contracted for by Everett Co-operative Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; and

- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of Everett Co-operative Bank also are subject to, among others, the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Federal Home Loan Bank System

Everett Co-operative Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Banks provide central credit facilities primarily for member institutions. Members of a Federal Home Loan Bank are required to acquire and hold shares of capital stock in their Federal Home Loan Bank. Everett Co-operative Bank complied with this requirement at December 31, 2025. Based on redemption provisions of the Federal Home Loan Bank of Boston, the stock has no quoted market value and is carried at cost. The Company reviews its investment in capital stock of the FHLB for impairment based on the ultimate recoverability of the cost basis in the FHLB stock. At December 31, 2025, no impairment had been recognized.

Holding Company Regulation

ECB Bancorp is a bank holding company within the meaning of Bank Holding Company of 1956, as amended. As such, ECB Bancorp is registered with the Federal Reserve Board and is subject to regulations, examinations, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board has enforcement authority over ECB Bancorp and its non-bank subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to Everett Co-operative Bank.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorized a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. ECB Bancorp is not a financial holding company.

Bank holding companies with less than $3 billion in consolidated assets are exempt from consolidated regulatory capital requirements unless the Federal Reserve Board determines otherwise in particular cases.

By law, holding companies, including bank holding companies, must act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

The Federal Reserve Board has issued supervisory policies regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies and savings and loan holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the company's net income for the past four quarters, net of capital distributions previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The policy statement also states that a holding company should inform the Federal Reserve Board supervisory staff before redeeming or repurchasing common stock or perpetual preferred stock if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of ECB Bancorp to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Massachusetts Holding Company Regulation. Under Massachusetts banking laws, a company owning or controlling two or more banking institutions, including a cooperative bank, is regulated by the Commissioner as a bank holding company. Each such bank holding company: (i) must obtain the approval of the Massachusetts Board of Bank Incorporation before engaging in certain transactions, such as the acquisition of more than 5% of the voting stock of another banking institution; (ii) must register, and file reports, with the Commissioner; and (iii) is subject to examination by the Commissioner. ECB Bancorp would become a bank holding company regulated by the Commissioner if it acquires a second banking institution and holds and operates it separately from Everett Co-operative Bank.

Change in Control Regulations

Under the Change in Bank Control Act, no person or group of persons may acquire "control" of a bank holding company, such as ECB Bancorp, unless the Federal Reserve Board has been given 60 days' prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution's directors, or a determination by the regulator that the acquirer has the power, directly or indirectly, to exercise a controlling influence over the management or policies of the institution. There is a presumption of control upon the acquisition of 10% or more of a class of voting stock if the holding company involved has its shares registered under the Securities Exchange Act of 1934, or, if the holding company involved does not have its shares registered under the Securities Exchange Act of 1934, if no other persons will own, control or hold the power to vote a greater percentage of that class of voting security after the acquisition.

Federal Securities Laws

The common stock of ECB Bancorp is registered with the Securities and Exchange Commission. ECB Bancorp is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Emerging Growth Company Status

ECB Bancorp is an emerging growth company. For as long as it continues to be an emerging growth company, it may choose to take advantage of exemptions from various reporting requirements applicable to public companies. These exemptions include, but are not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, ECB Bancorp also is not subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors audit our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Such an election is irrevocable during the period a company is an emerging growth company.

ECB Bancorp will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the completion of the conversion and offering; (ii) the first fiscal year after our annual gross revenues are $1.235 billion (adjusted for inflation) or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million at the end of the second quarter of that fiscal year. We expect to lose our status as an emerging growth company effective December 31, 2027, which is the end of the fifth year after the completion date of the conversion and offering.

TAXATION

Federal Taxation

 General. ECB Bancorp and Everett Co-operative Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to ECB Bancorp and Everett Co-operative Bank.

 Method of Accounting. For federal income tax purposes, Everett Co-operative Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns.

 Alternative Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, less an exemption amount, referred to as "alternative minimum taxable income." The alternative minimum tax is payable to the extent tax computed this way exceeds tax computed by applying the regular tax rates to regular taxable income. Net operating losses can, in general, offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. The Tax Cuts and Jobs Act ("JOBs Act") repealed the alternative minimum tax for income generated after January 1, 2018. At December 31, 2025, Everett Co-operative Bank had no minimum tax credit carryovers.

 Net Operating Loss Carryovers. As a result of the Tax Cuts and Jobs Act generally, a financial institution may carry federal net operating losses forward indefinitely. At December 31, 2025, Everett Co-operative Bank had no federal net operating loss carryforwards.

 Charitable Contribution Carryovers. At December 31, 2025, the Company had a charitable contribution carryover of $160,000 which expires on December 31, 2027.

 Capital Loss Carryovers. A corporation cannot recognize capital losses in excess of capital gains generated. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any undeducted loss remaining after the five-year carryover period is not deductible. At December 31, 2025, Everett Co-operative Bank had no capital loss carryovers.

 Corporate Dividends. ECB Bancorp may generally exclude from its income 100% of dividends received from Everett Co-operative Bank as a member of the same affiliated group of corporations.

 Audit of Tax Returns. Everett Co-operative Bank's federal income tax returns have not been audited in the most recent five-year period.

State Taxation

 Financial institutions in Massachusetts file combined income tax returns with affiliated companies that are not security corporations. The Massachusetts excise tax rate for cooperative banks is currently 9.0% of federal taxable income, adjusted for certain items. Taxable income includes gross income as defined under the Internal Revenue Code, plus interest from bonds, notes and evidences of indebtedness of any state, including Massachusetts, less deductions, but not the credits, allowable under the provisions of the Internal Revenue Code, except for those deductions relating to dividends received and income or franchise taxes imposed by a state or political subdivision. Carryforwards and carrybacks of net operating losses and capital losses are not allowed. Everett Co-operative Bank's state tax returns, as well as those of its subsidiaries, have not been audited in the most recent five-year period.

A financial institution or business corporation is generally entitled to special tax treatment as a "security corporation" under Massachusetts law provided that: (a) its activities are limited to buying, selling, dealing in or holding securities on its own behalf and not as a broker; and (b) it has applied for, and received, classification as a "security corporation" by the Commissioner of the Massachusetts Department of Revenue. A security corporation that is also a bank holding company under the Internal Revenue Code must pay a tax equal to 0.33% of its gross income. A security corporation that is not a bank holding company under the Internal Revenue Code must pay a tax equal to 1.32% of its gross income. Everett Co-operative Bank's wholly owned subsidiary, First Everett Securities Corporation, which engages in securities transactions on its own behalf, is qualified as a security corporation. As such, it has received security corporation classification by the Massachusetts Department of Revenue and does not conduct any activities deemed impermissible under the governing statutes and the various regulations, directives, letter rulings and administrative pronouncements issued by the Massachusetts Department of Revenue.

As a Maryland corporation, ECB Bancorp is required to file an annual report with and pay franchise taxes to the state of Maryland.

Availability of Annual Report on Form 10-K

This Annual Report on Form 10-K is available on our website at www.everettbank.com. Information on the website is not incorporated into, and is not otherwise considered a part of, this Annual Report on Form 10-K.

ITEM 1A. Risk Factors

The presentation of Risk Factors is not required for smaller reporting companies like ECB Bancorp.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 1C. Cybersecurity

Cybersecurity is a significant and integrated component of the Company's risk management strategy. As a financial services company, cyber threats are present and growing, and the potential exists for a cybersecurity incident to occur, which could disrupt business operations or compromise sensitive data. To date, the Company has not, to its knowledge, experienced an incident materially affecting or reasonably likely to materially affect the Company.

To prepare and respond to incidents, the Company has implemented a multi-layered cybersecurity strategy, integrating people, technology, and processes. This includes employee training, the use of innovative technologies, and the implementation of policies and procedures in the areas of Information Security, Data Governance, Business Continuity and Disaster Recovery, Privacy, Third-Party Risk Management, and Incident Response. The Company engages third-party consultants and independent auditors to, among other things, conduct penetration tests and perform cybersecurity risk assessments and audits.

The Information Technology ("IT") Department of the Company is primarily responsible for identifying, assessing and managing material risks from cybersecurity threats. The Information Technology Department is managed by the Chief Information Officer (the "CIO") who reports directly to the Company's Chief Operating Officer. The CIO has more than 38 years of relevant experience both with the Company and with other organizations in the IT field. The CIO also oversees the Company's Information Security Program and manages a third-party consultant that is an expert in the Information Security field and acts as our Information Security Officer ("ISO"). The Information Security Program is governed by various information security and cybersecurity, systems development, change control, disaster recovery/business continuity and physical asset classification and control policies. The Information Security Program identifies data sources, threats and vulnerabilities and ensures awareness, accountability, and oversight for data protection throughout the Company and with trusted third parties to ensure that data is protected and able to be recovered in the event of a breach or failure (technical or other disaster). The IT Department conducts on-going technology and IT threat meetings to ensure the latest threats are addressed in addition to penetration, business continuity/ disaster recovery testing, and incident response plan testing. The CIO is a member of various management committees, chairs the Company's management-level Information Technology and Information Security Committee ("IT/IS Committee"), and presents information security and cybersecurity updates on a monthly basis to the IT/IS Committee and periodically to the Board of Directors.

The IT/IS Committee provides oversight, from a risk perspective, of information systems security. As referenced above, the CIO and ISO provide information security updates to the IT/IS Committee at each IT/IS Committee meeting. Additional information security training for the committee is provided through targeted training overseen by the ISO. In addition, as discussed below, the Company has implemented an Incident Response Plan to provide a structured and systematic incident response process for information security incidents that affect any of the information technology systems, network, or data of the Company. The Incident Response Plan is implemented and maintained by the CIO and ISO and is subject to annual review and approval by the Board of Directors. At least annually, the ISO coordinates tabletop testing events where senior management participate in a coordinated response exercise to disastrous scenarios that could happen to the Company. Cybersecurity metrics are reported to the IT/IS Committee on a monthly basis.

The Board of Directors recognizes the importance of the Interagency Guidelines Establishing Standards for Safeguarding Customer Information and has incorporated those elements in its ongoing oversight of the Information Security Program.

Risk Assessment. On a periodic basis, but not less than annually, the CIO and ISO, in conjunction with the IT/IS Committee, identifies and documents internal and external vulnerabilities that could result in unauthorized disclosure, misuse, alteration, or destruction of customer information or customer records. Based on the results of the risk assessment, the Company's Information Security Program may be revised to protect against any anticipated threats or hazards to the security or integrity of such information. The IT/IS Committee reviews changes to the program designed to monitor, measure, and respond to vulnerabilities identified.

Response to Security Vulnerabilities. In response to identified risks, management may take certain steps to correct and respond to security vulnerabilities, which may include:

- Eliminating unwarranted risks by applying vendor-provided software fixes, commonly called patches.

- Ensuring that changes to security configurations are documented, approved, and tested.

- Ensuring that exploitable files and services are assessed and removed or disabled based upon known vulnerabilities and business needs.

- Updating vulnerability scanning and intrusion detection tools to identify known vulnerabilities and related unauthorized activities.

- Conducting subsequent penetration testing and vulnerability assessments, as warranted.

- Reviewing performance with service providers to ensure security maintenance and reporting responsibilities are operating according to contract provisions and that service providers provide notification of system security breaches that may affect the Company.

Internal Controls, Audit, and Testing. Regular internal monitoring is integral to the Company's risk assessment process, which includes regular testing of internal key controls, systems, and procedures. In addition, independent third-party penetration testing to test the effectiveness of security controls and preparedness measures is conducted at least annually or more often, if warranted by the risk assessment or other external factors. Management determines the scope and objectives of the penetration analysis.

Service Providers. Like many companies, the Company relies on third-party vendor solutions to support its operations. Many of these vendors, especially in the financial services industry, have access to sensitive and proprietary information. In order to mitigate the operational, informational and other risks associated with the use of vendors, the Company maintains a Third-Party Risk Management Program, which is implemented through a Third-Party Risk Management Policy and includes a detailed onboarding process and periodic reviews of vendors with access to sensitive Company data. The Third-Party Risk Management Policy applies to any business arrangement between the Company and another individual or entity, by contract or otherwise, in compliance with the Interagency Guidance on Third-Party Relationships: Risk Management. The Third-Party Risk Management Program is audited as part of the Company's annual Internal Audit Risk Assessment.

Employees and Training. Employees are the first line of defense against cybersecurity measures. Each employee is responsible for protecting Company and customer information. Employees are provided training at initial onboarding and thereafter regarding information security and cybersecurity-related policies and procedures applicable to their respective roles within the organization. In addition, employees are subjected to monthly simulated phishing assessments, designed to sharpen threat detection and reporting capabilities. In addition to training, employees are supported with solutions designed to identify, prevent, detect, respond to, and recover from incidents. Notable technologies include firewalls, intrusion detection systems, security automation and response capabilities, user behavior analytics, multi-factor authentication, data backups to immutable storage and business continuity applications. Notable services include 24/7 security monitoring and response, continuous vulnerability scanning, third-party monitoring, and threat intelligence.

Board Reporting. At least annually, the CIO and ISO report to the Board, directly, the overall status of the Information Security Program and the Company's compliance with the Interagency Guidelines for Safeguarding Customer Information. Any material findings related to the risk assessment, risk management and control decisions, service provider arrangements, results of testing, security breaches or violations are discussed as are management's responses and any recommendations for program changes.

Program Adjustments. The CIO and ISO monitor, evaluate, and adjust the Information Security Program considering any relevant changes in technology, the sensitivity of its customer information, internal or external threats to information, and changing business arrangements, such as mergers and acquisitions, alliances and joint ventures, outsourcing arrangements, and changes to customer information systems.

Incident Response Plan. To ensure that information security incidents can be recovered from quickly and with the least impact to the Company and its customers, the Company maintains a structured and systematic incident response plan (the "IRP") for all information security incidents that affect any of the IT systems, network, or data of the Company, including the Company's data held, or IT services provided by third-party vendors or other service providers. The CIO and ISO are responsible for implementing and maintaining the IRP, which includes:

a) Identifying the incident response team ("IRT") and any appropriate sub-teams to address specific information security incidents, or categories of information security incidents.

b) Coordinating IRT activities, including developing, maintaining, and following appropriate procedures to respond to and document identified information security incidents.

c) Conducting post-incident reviews to gather feedback on information security incident response procedures and address any identified gaps in security measures.

d) Providing training and conducting periodic exercises to promote employee and stakeholder preparedness and awareness of the IRP.

e) Reviewing the IRP at least annually, or whenever there is a material change in the Company's business practices that may reasonably affect its cyber incident response procedures.

ITEM 2. Properties

We conduct our business through our main office located in Everett, Massachusetts, and our branch offices located in Lynnfield, Massachusetts, both of which we own, and through our branch office in Woburn, Massachusetts, which we lease. Additionally, we lease office space in Everett, Massachusetts which services back office and loan administration functions. At December 31, 2025 the total net book value of our land, buildings, leasehold improvements, furniture, fixtures and equipment was $3.4 million.

ITEM 3. Legal Proceedings

Among other things, the activities of Everett Co-operative Bank, including with respect to disclosures about and implementation of numerous consumer products, are subject to various laws and numerous regulations, including those related to unfair or deceptive acts or practices. If Everett Co-operative Bank is found to have violated one or more consumer protection laws, it may be required to pay restitution to certain affected customers in connection with certain of these practices. In addition, as a result of the extensive regulation, supervision and examination of our business described elsewhere in this Annual Report, we are also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our business, certain of which may result in adverse judgments, settlements, fines, penalties, public or private censure, increased costs, required remediation, restriction on business activities or other impacts on us.

We are not involved in any pending legal proceedings as a plaintiff or defendant other than routine legal proceedings occurring in the ordinary course of business, and at December 31, 2025, we were not involved in any legal proceedings, the outcome of which would be material to our financial condition or results of operations.

ITEM 4. Mine Safety Disclosures

Not applicable.

ITEM 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

     Market, Holder and Dividend Information. The Company's common stock is listed on the NASDAQ Capital Market under the symbol "ECBK." The approximate number of holders of record of ECB Bancorp common stock as of March 23, 2026 was 369. Certain shares of ECB Bancorp are held in "nominee" or "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

     ECB Bancorp does not currently pay cash dividends on its common stock. Dividend payments by ECB Bancorp are dependent, in part, on dividends it receives from Everett Co-operative Bank, because ECB Bancorp has no source of income other than dividends from Everett Co-operative Bank, earnings from the investment of proceeds from the sale of shares of common stock in the stock offering which closed in July 2022 retained by ECB Bancorp and interest payments with respect to our loan to the Employee Stock Ownership Plan. See "Item 1. Business—Supervision and Regulation—Federal Banking Regulation—Capital Distributions."

     The Federal Reserve Board has issued supervisory policies providing that dividends should be paid only out of current earnings and only if our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition. Federal Reserve Board guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company's overall rate or earnings retention is inconsistent with its capital needs and overall financial condition. In addition, Everett Co-operative Bank's ability to pay dividends will be limited if it does not have the capital conservation buffer required by the capital rules, which may limit our ability to pay dividends to shareholders. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by regulations and policies of the Federal Reserve Board and the Commissioner, may be paid in addition to, or in lieu of, regular cash dividends.

     Stock-Based Compensation Plans. Information regarding stock-based compensation awards outstanding and available for future grants as of December 31, 2025 is presented in the table below. Additional information regarding stock-based compensation plans is presented in Note 10-Stock-Based Compensation in Item 8.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Awards	Weighted-Average Exercise Price of Outstanding Awards	Number of Shares Available for Future Grants
Plans approved by shareholders	728,977	$ 10.44	208,716
Plans not approved by shareholders	—	—	—
Total	728,977	$ 10.44	208,716

     Other than the stock-based compensation awards, ECB Bancorp has an Employee Stock Ownership Plan.

Report of Offering of Securities and Use of Proceeds Therefrom. Not applicable.

Issuer Purchases of Equity Securities. On August 10, 2023, the Company announced the commencement of a stock repurchase program to acquire up to 458,762 shares, or 5% of the Company's then outstanding common stock. On April 11, 2025, the Company completed the stock repurchase plan. On May 8, 2025, the Company announced an additional stock repurchase plan that authorizes the Company to repurchase up to 451,092 shares, or approximately 5%, of the Company's then outstanding common stock. Repurchases will be made from time to time depending on market conditions and other factors, and will be conducted through open market or private transactions, through block trades, and pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities and Exchange Commission. There is no guarantee as to the exact number of shares to be repurchased by the Company. The following table sets forth the information regarding the Company's common stock repurchase activities during the three months ended December 31, 2025:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares That May Yet Be Purchased Under the Program
From October 1, 2025 to October 31, 2025	26,184	$ 15.59	26,184	230,833
From November 1, 2025 to November 30, 2025	1,029	$ 16.40	1,029	229,804
From December 1, 2025 to December 31, 2025	5,229	$ 16.84	5,229	224,575
Total	32,442	$ 15.82	32,442	

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis reflects our financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited financial statements, which appear beginning on page 55 of this Annual Report on Form 10-K.

Overview

Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations, in one-to-four family residential real estate loans, commercial real estate loans, multifamily real estate loans, construction loans, home equity lines of credit and loans and commercial loans. At December 31, 2025, $473.4 million, or 34.2%, of our total loan portfolio was comprised of one-to-four family residential real estate loans, $425.4 million, or 30.8%, of our total loan portfolio was comprised of multifamily real estate loans, $336.4 million, or 24.3%, of our total loan portfolio was comprised of commercial real estate loans, $89.0 million, or 6.4%, of our total loan portfolio was comprised of construction loans, $49.9 million, or 3.6%, of our total loan portfolio was comprised of home equity lines of credit and loans and $7.9 million, or 0.6% of our total loan portfolio was comprised of commercial loans. We also invest in securities, consisting primarily of U.S. government and federal agency obligations, collateralized mortgage obligations, mortgage-backed securities and corporate bonds. We offer a variety of deposit accounts, including certificate of deposit accounts, individual retirement accounts, money market accounts, savings accounts and interest-bearing and noninterest-bearing checking accounts. At December 31, 2025, $728.3 million, or 64.3%, of our total deposit accounts was comprised of certificate of deposit accounts, $211.8 million, or 18.7%, of our total deposit accounts was comprised of money market accounts, $91.4 million, or 8.1%, of our total deposit accounts was comprised of savings accounts, $81.5 million, or 7.2% of our total deposit accounts was comprised of noninterest bearing demand deposit accounts and $19.4 million, or 1.7%, of our total deposit accounts was comprised of interest-bearing demand deposit accounts. In addition to customer deposits, in recent years, we have also accepted brokered deposits as a non-retail funding source to supplement our customer deposits and fund our operations. At December 31, 2025, we had $134.0 million of brokered deposits. We also have utilized advances from the Federal Home Loan Bank of Boston (the "FHLB") as an additional funding source to fund our operations and we had $284.8 million of FHLB advances outstanding at December 31, 2025.

For the years ended December 31, 2025 and 2024, we had net income of $7.8 million and $4.0 million, respectively. Our current business strategy includes continuing to focus on originating and growing our commercial real estate, multifamily real estate and construction loan portfolios as well as the origination of one-to-four family residential real estate loans and home equity lines of credit and loans. To a lesser extent, we also originate other commercial loans and consumer loans.

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on our interest-bearing liabilities. Our results of operations also are affected by our provision for credit losses, noninterest income and noninterest expense. Noninterest income currently consists primarily of fees and service charges, gains on sales of loans and income on bank-owned life insurance. Noninterest expense currently consists primarily of expenses related to salary and employee benefits and director fees, occupancy and equipment, data processing, computer software and licensing fees, advertising, professional fees, FDIC deposit insurance and other general and administrative expenses.

Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Business Strategy

Our principal objective is to build long-term value for our shareholders by operating a profitable community-oriented financial institution dedicated to meeting the banking needs of our customers. Highlights of our current business strategy include:

• *Continuing to focus on enhancing our commercial real estate and multifamily real estate lending.* In order to increase the yield on our loan portfolio and maintain a reduced term to maturity of our loan portfolio, we intend to continue our focus on growing the originations of commercial real estate loans and multifamily real estate loans while maintaining what we believe are prudent underwriting standards and we expect that these loan categories will comprise a greater percentage of our total loan portfolio. In order to execute on this strategy, in January 2022 we hired a new Chief Lending Officer. Since then, we have continued to add some additional commercial lending and credit analyst personnel. The capital raised in the offering has allowed us to increase our commercial lending capacity by enabling us to originate and retain all or a greater portion of loans that we historically participated out to other local institutions. Given that our regulatory loans to one borrower limits have increased with our increase in capital, we have revised our lending policies and loans to one borrower limitations to increase our lending limits and the type and size of loans we choose to originate and hold in our portfolio. Our commercial real estate and multifamily real estate loan portfolios increased to $336.4 million and $425.4 million, respectively, at December 31, 2025 from $229.0 million and $344.0 million, respectively, at December 31, 2024.

- ***Reduced emphasis on one-to-four family residential real estate lending.*** We have been, and will continue to be, a one-to-four family residential real estate lender for borrowers in our market area and such lending will remain a core focus, but we expect that our lending strategy will result in a decrease to one-to-four family residential loans as a percentage of our total loan portfolio as we increase our focus on commercial real estate and multifamily real estate lending. As of December 31, 2025, $473.4 million, or 34.2%, of our total loan portfolio, consisted of one-to-four family residential real estate loans and at that date an additional $49.9 million, or 3.6%, of our total loan portfolio, consisted of home equity lines of credit and loans. We expect that one-to-four family residential real estate lending will remain one of our primary lending activities.

- ***Maintaining our strong asset quality through prudent loan underwriting.*** As we seek to grow our loan portfolio, we intend to maintain prudent loan underwriting and credit monitoring processes. At December 31, 2025 and 2024, non-performing assets totaled $1.1 million and $2.0 million, respectively, which represented 0.07% and 0.14% of total assets at those dates, respectively.

- ***Continuing to attract and retain customers in our market area and increase our deposits.*** Our strategy to enhance and grow our commercial real estate and multifamily real estate lending in a diligent and orderly manner is also designed to encourage relationship banking and increase operating deposit relationships, including noninterest-bearing transaction accounts, while maintaining a balanced and diversified funding base that includes certificates of deposit. We plan to leverage our increased focus on commercial real estate and commercial lending efforts to also increase our opportunities to develop commercial business deposit relationships. Additionally, we believe the recent hire of our Senior Vice President of Retail Operations, who brings 39 years of banking experience to our retail sales and administrative team, will be invaluable to the implementation of the added product delivery channels and technological services such as additional electronic and mobile banking applications and cash management services, which we believe will increase our core deposits.

- ***Remaining a community-oriented institution and relying on high quality service to maintain and build a loyal local customer base***. We were established in 1890 and have been operating continuously in and around Everett, Massachusetts since that time. By using our recognized brand name and the goodwill developed over years of providing timely, efficient banking services, we believe we have been able to attract a solid base of local retail customers on which to continue to build our banking business. Additionally, we believe that the establishment and funding of the charitable foundation will further promote our relationships and exposure in our market area through our support of charitable organizations operating in our local community now and in the future.

- ***Expanding our banking franchise as opportunities arise through de novo branching and/or branch acquisitions.*** We historically operated from our two full-service banking offices in Everett, MA and Lynnfield, MA. During 2023 we successfully opened our third branch which is located in Woburn, MA. In January 2026, we announced that we are filing an application to establish a new branch office in Medford, MA. We believe there are branch expansion opportunities that exist within our primary market area. We intend to evaluate branch expansion opportunities, including through establishing one or more *de novo* branches and/or branch acquisitions as such opportunities arise.

Summary of Significant Accounting Policies

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be significant accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances.

Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an "emerging growth company" we have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

The following represent our significant accounting policies:

Allowance for Credit Losses. On January 1, 2023, the Company adopted a Current Expected Credit Loss (CECL) methodology for estimating the credit losses for loans. This methodology replaced the incurred loss and impairment methodology. The CECL methodology reflects expected credit losses and requires consideration of historical experience, current conditions, and reasonable and supportable forecasts of future economic conditions. Management uses forward-looking information to estimate the expected credit loss on a loan at the time of origination. The change from the incurred loss methodology to the CECL methodology was recognized through an adjustment to retained earnings.

Actual credit losses, net of recoveries, are deducted from the allowance for credit losses. Loans are charged off when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance for credit losses. A provision for credit losses, which is a charge against earnings, is recorded to bring the allowance for credit losses to a level that, in management's judgment, is adequate to absorb expected lifetime credit losses in the loan portfolio. Management's evaluation process used to determine the appropriateness of the allowance for credit losses is subject to the use of estimates, assumptions, and judgment. The evaluation process involves gathering and interpreting many qualitative and quantitative factors which could affect expected credit losses. Because interpretation and analysis involves judgment, current economic or business conditions can change, and future events are inherently difficult to predict, the anticipated amount of estimated credit losses and therefore the appropriateness of the allowance for credit losses could change significantly.

The allocation methodology applied by ECB Bancorp is designed to assess the appropriateness of the allowance for credit losses and includes allocations for individually evaluated loans and loss factor allocations for all remaining loans, with a quantitative model with an assessment of certain qualitative factors. The methodology includes evaluation and consideration of several factors, such as, but not limited to, management's ongoing review and grading of loans, facts and issues related to specific loans, internal historical and industry loss experience, trends in past due and non-accrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions or circumstances underlying the collectability of loans. Because each of the criteria used is subject to change, the allocation of the allowance for credit losses is made for analytical purposes and is not necessarily indicative of the trend of future credit losses in any particular loan category. The total allowance is available to absorb losses from any segment of the loan portfolio. Management believes the allowance for credit losses was adequate at December 31, 2025. The allowance analysis is reviewed by the board of directors on a quarterly basis in compliance with regulatory requirements. In addition, various regulatory agencies periodically review the allowance for credit losses. As a result of such reviews, we may choose to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in the process of establishing the allowance for credit losses as the process is the responsibility of ECB Bancorp. and any increase or decrease in the allowance is the responsibility of management.

As noted above, we consider a number of variables in our evaluation of the adequacy of the allowance for credit losses, with one of the more significant variables being prepayment rates in the various segments of our loan portfolio. Based on our model, if all segments of our loan portfolio experienced a 50% decrease in estimated prepayment rates and curtailment rates, our allowance for credit losses as of December 31, 2025 would have increased $1.6 million to $11.8 million, holding all other variables constant.

Comparison of Financial Condition at December 31, 2025 and December 31, 2024

     Total Assets. Total assets increased $187.5 million, or 13.2%, to $1.61 billion at December 31, 2025 from $1.42 billion at December 31, 2024. The increase was primarily the result of increases in loans.

     Cash and Cash Equivalents. Cash and cash equivalents decreased $70.7 million, or 44.9%, to $86.9 million at December 31, 2025 from $157.6 million at December 31, 2024. The decrease in cash and cash equivalents was driven by growth in both loans and investments that in aggregate was greater than our growth in deposits and borrowings.

     Interest-Bearing Time Deposits. Interest-bearing time deposits were $8.0 million at December 31, 2025, as compared to $100,000 at December 31, 2024, or an increase of $7.9 million. This increase was due to purchases of new interest-bearing time deposits.

     Investments in Securities Available for Sale. Investments in securities available for sale were $34.3 million at December 31, 2025, as compared to $6.6 million at December 31, 2024, or an increase of $27.8 million, or 422.8%. This increase was due to purchases of new securities.

     Investments in Securities Held to Maturity. Investments in securities held to maturity were $55.8 million at December 31, 2025, as compared to $73.2 million at December 31, 2024, or a $17.5 million, or 23.8%, decrease. This decrease was due to maturities and principal paydowns of securities.

     Loans. Total gross loans were $1.38 billion at December 31, 2025, as compared to $1.15 billion at December 31, 2024, or an increase of $237.0 million, or 20.7%.

- Commercial real estate loans increased $107.4 million, or 46.9%, to $336.4 million at December 31, 2025, from $229.0 million at December 31, 2024.

- Multi-family real estate loans increased $81.5 million, or 23.7%, to $425.4 million at December 31, 2025, from $344.0 million at December 31, 2024.

- Residential real estate loans increased $50.6 million, or 12.0%, to $473.4 million at December 31, 2025, from $422.8 million at December 31, 2024.

- Home equity lines of credit increased $4.7 million, or 10.4%, to $49.9 million at December 31, 2025, from $45.2 million at December 31, 2024.

- Consumer loans increased $728,000, or 516.3%, to $869,000 at December 31, 2025, from $141,000 at December 31, 2024.

- Construction loans decreased $1.9 million, or 2.1%, to $89.0 million at December 31, 2025, from $90.9 million at December 31, 2024.

- Commercial loans decreased $5.9 million, or 42.7%, to $7.9 million at December 31, 2025, from $13.8 million at December 31, 2024.

The increase in these loan portfolios reflects our strategy to grow the balance sheet by continuing to diversify into higher-yielding commercial real estate and multi-family real estate loans to improve net margins and manage interest rate risk.

Federal Home Loan Bank stock. The Federal Home Loan Bank (FHLB) is a cooperative bank that provides services to its member banking institutions. The primary reason for our membership in the FHLB is to gain access to a reliable source of wholesale funding and as a tool to manage interest rate risk. The purchase of stock in the FHLB is a requirement for a member to gain access to funding. We purchase and/or are subject to redemption of FHLB stock proportional to the volume of funding received and view the holdings as a necessary long-term investment for the purpose of balance sheet liquidity and not for investment return. We held an investment in FHLB stock of $11.9 million and $10.0 million at December 31, 2025 and 2024, respectively. The amount of stock we are required to purchase is in proportion to our FHLB borrowings and level of total assets.

Bank-owned Life Insurance. We invest in bank-owned life insurance to help offset the costs of our employee benefit plan obligations. Bank-owned life insurance also generally provides noninterest income that is nontaxable. Bank-owned life insurance increased $475,000, or 3.2%, to $15.4 million at December 31, 2025 from $14.9 million at December 31, 2024. The increase was due to an increase in cash surrender value of our bank-owned life insurance portfolio during the year ended December 31, 2025.

Deposits. Total deposits were $1.13 billion at December 31, 2025, as compared to $998.5 million at December 31, 2024, or an increase of $133.8 million, or 13.4%.

- Certificates of deposit increased $122.8 million, or 20.3%, to $728.3 million at December 31, 2025 from $605.5 million at December 31, 2024;

- Money market deposit accounts increased $27.2 million, or 14.7%, to $211.8 million at December 31, 2025 from $184.6 million at December 31, 2024;

- Interest-bearing checking accounts decreased $1.2 million, or 5.7%, to $19.4 million at December 31, 2025 from $20.5 million at December 31, 2024;

- Demand deposit accounts decreased $3.5 million, or 4.1%, to $81.5 million at December 31, 2025 from $85.0 million at December 31, 2024; and

- Savings accounts decreased $11.6 million, or 11.2%, to $91.4 million at December 31, 2025 from $102.9 million at December 31, 2024.

Federal Home Loan Bank Advances. FHLB advances increased $50.8 million, or 21.7%, to $284.8 million at December 31, 2025 from $234.0 million at December 31, 2024. The increase in FHLB advances was used primarily to fund loan growth.

Shareholders' Equity. Total shareholders' equity increased $3.7 million, or 2.2%, to $171.9 million as of December 31, 2025 from $168.3 million as of December 31, 2024. This increase is primarily the result of earnings of $7.8 million. Partially offsetting the increase from earnings were decreases in additional paid-in capital ("APIC") and accumulated other comprehensive income ("AOCI") of $3.2 million and $1.3 million, respectively. The decrease in APIC was driven by $4.6 million in shares repurchased under our share repurchase plan, partially offset by an increase in APIC of $1.5 million related to stock-based compensation and ESOP shares committed to be released. The decrease in AOCI was driven by a decrease in the fair value of cash flow hedges. Book value per share increased $1.05 to $19.55 at December 31, 2025 from $18.50 at December 31, 2024.

Comparison of Operating Results for the Years Ended December 31, 2025 and December 31, 2024

Net Income. Net income was $7.8 million for the year ended December 31, 2025, compared to net income of $4.0 million for the year ended December 31, 2024, an increase of $3.8 million, or 94.7%.

Interest and Dividend Income. Interest and dividend income increased $11.1 million, or 16.6%, to $78.2 million for the year ended December 31, 2025 from $67.0 million for the year ended December 31, 2024 driven by an $11.2 million increase in interest and fees on loans, an $822,000 increase in interest and dividends on securities and a $114,000 increase in interest on interest-bearing time deposits, partially offset by a $1.0 million decrease in interest on short-term investments. The increase in interest and fees on loans was driven by an increase of $158.5 million in the average balance of the loan portfolio to $1.26 billion for the year ended December 31, 2025 from $1.10 billion for the year ended December 31, 2024, as well as an increase in the yield of 23 basis points to 5.47% during the year ended December 31, 2025 from 5.24% during the year ended December 31, 2024. The yield for the year ended December 31, 2025 benefited from new loans with higher rates as well as loans repricing higher. Interest and dividends on securities increased $822,000, or 25.8%, to $4.0 million for the year ended December 31, 2025 from $3.2 million for the year ended December 31, 2024. This increase was driven by an increase in the yield of investment securities of 82 basis points to 3.77% for the year ended December 31, 2025, from 2.95% for the year ended December 31, 2024 and an increase in the average balance of $6.2 million from $80.1 million during the year ended December 31, 2024 to $86.2 million during the year ended December 31, 2025. Interest on short term investments decreased $1.0 million, or 17.2%, to $5.0 million for the year ended December 31, 2025 from $6.0 million for the year ended December 31, 2024. This decrease was driven by the yield of short-term investments decreasing 92 basis points to 4.33% for the year ended December 31, 2025 from 5.25% for the year ended December 31, 2024. The increase in interest on interest-bearing time deposits was driven by an increase in the average balance of $2.6 million to $2.7 million for the year ended December 31, 2025, from $64,000 for the year ended December 31, 2024.

Average interest-earning assets increased $167.7 million to $1.47 billion for the year ended December 31, 2025 from $1.30 billion for the year ended December 31, 2024. The yield on interest earning-assets increased 18 basis points to 5.28% for the year ended December 31, 2025 from 5.10% for the year ended December 31, 2024.

Interest Expense. Total interest expense increased $4.2 million, or 10.0%, to $46.3 million for the year ended December 31, 2025 from $42.1 million for the year ended December 31, 2024. Interest expense on deposit accounts increased $3.6 million, or 10.8%, to $37.1 million for the year ended December 31, 2025 from $33.4 million for the year ended December 31, 2024, due to an increase in the average balance of interest-bearing deposits of $143.2 million, or 16.7%, to $1.0 billion for the year ended December 31, 2025 from $858.4 million for the year ended December 31, 2024, partially offset by a decrease in the weighted average rate on interest-bearing deposits of 20 basis points to 3.70% for the year ended December 31, 2025 from 3.90% for the year ended December 31, 2024.

Interest expense on Federal Home Loan Bank advances increased $580,000, or 6.7%, to $9.2 million for the year ended December 31, 2025 from $8.6 million for the year ended December 31, 2024. The average balance of Federal Home Loan Bank advances increased $16.5 million, or 7.6%, to $233.5 million for the year ended December 31, 2025 from $217.1 million for the year ended December 31, 2024. For the year ended December 31, 2025, the weighted average cost of Federal Home Loan Bank Advances was 3.94%, as compared to 3.97% for the year ended December 31, 2024.

Net Interest and Dividend Income. Net interest and dividend income before provision for credit losses was $31.9 million for the year ended December 31, 2025, as compared to $25.0 million for the year ended December 31, 2024, or an increase of $6.9 million, or 27.7%. This increase was primarily due to increases in the average balance and yields on loans as well as a decrease in the average cost of interest-bearing liabilities. The resulting net interest margin expanded 26 basis points to 2.12% for the year ended December 31, 2025 as compared to 1.86% for the year ended December 31, 2024.

Provision for Credit Losses. The provision for credit losses was $1.5 million for the year ended December 31, 2025, as compared to $174,000 for the year ended December 31, 2024. The increase in the provision was driven by higher loan growth during the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Noninterest Income. Noninterest income was $1.3 million for the year ended December 31, 2025, as compared to $1.2 million for the year ended December 31, 2024, or an increase of $100,000, or 8.2%. The table below sets forth our noninterest income for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, | | Change | |
	2025	2024	Amount	Percent
	(Dollars in thousands)			
Customer service fees	$ 598	$ 577	$ 21	3.6%
Income from bank-owned life insurance	475	473	2	0.4
Net gain on sales of loans	132	119	13	10.9
Other	121	57	64	112.3
Total noninterest income	$ 1,326	$ 1,226	$ 100	8.2%

Noninterest Expense. Noninterest expense was $21.3 million for year ended December 31, 2025, as compared to $20.7 million for the year ended December 31, 2024, or an increase of $661,000, or 3.2%. The table below sets forth our noninterest expense for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, | | Change | |
	2025	2024	Amount	Percent
	(Dollars in thousands)			
Salaries and employee benefits	$ 13,188	$ 13,062	$ 126	1.0%
Director compensation	797	834	(37)	(4.4)
Occupancy and equipment	1,102	1,033	69	6.7
Data processing	1,297	1,198	99	8.3
Computer software and licensing fees	441	443	(2)	(0.5)
Advertising and promotions	639	551	88	16.0
Professional fees	1,368	1,258	110	8.7
Federal Deposit Insurance Corporation deposit insurance	883	752	131	17.4
Other expense	1,615	1,538	77	5.0
Total noninterest expense	$ 21,330	$ 20,669	$ 661	3.2%

Income Tax Expense. Income tax expense was $2.6 million for the year ended December 31, 2025, as compared to $1.4 million for the year ended December 31, 2024, reflecting effective tax rates of 25.1% and 25.7%, respectively.

Average Balances and Yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. Average balances are daily average balances. The Company has no tax-equivalent yield adjustments. Non-accrual loans are included in average balances only. Average yields include the effect of deferred costs and fees, discounts, and premiums that are amortized or accreted to interest income or interest expense.

	For the Year Ended December 31,					
	2025			2024		
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
			(Dollars in thousands)			
Interest-earning assets:						
Total loans	$ 1,262,768	$ 69,085	5.47%	$ 1,104,288	$ 57,852	5.24%
Securities (1)	86,237	3,251	3.77	80,057	2,363	2.95
Short term investments	114,707	4,970	4.33	114,295	6,004	5.25
Interest-bearing time deposits	2,693	117	4.34	64	3	5.44
Total interest-earning assets	1,466,405	77,423	5.28%	1,298,704	66,222	5.10%
Non-interest-earning assets	38,362			34,056		
Total assets	$ 1,504,767			$ 1,332,760		
Interest-bearing liabilities:						
Checking accounts	$ 18,888	$ 16	0.08%	$ 18,891	$ 14	0.07%
Savings accounts	92,923	1,888	2.03	111,858	3,048	2.72
Money market accounts	208,732	6,888	3.30	158,405	5,669	3.58
Certificates of deposit	681,002	28,269	4.15	569,199	24,704	4.34
Total interest-bearing deposits	1,001,545	37,061	3.70	858,353	33,435	3.90
Federal Home Loan Bank advances	233,545	9,202	3.94	217,087	8,622	3.97
Total interest-bearing liabilities	1,235,090	46,263	3.75%	1,075,440	42,057	3.91%
Non-interest-bearing demand deposits	85,436			77,721		
Non-interest-bearing liabilities	14,400			12,661		
Total liabilities	1,334,926			1,165,822		
Shareholders' equity	169,841			166,938		
Total liabilities and shareholders' equity	$ 1,504,767			$ 1,332,760		
Net interest income		$ 31,160			$ 24,165	
Net interest rate spread (2)			1.53%			1.19%
Net interest-earning assets (3)	$ 231,315			$ 223,264		
Net interest margin (4)			2.12%			1.86%
Average interest-earning assets to interest-bearing liabilities			118.73%			120.76%

_____

(1) Excludes interest and dividends on cost method investments of $757,000 and $823,000 for the years ended December 31, 2025 and 2024, respectively.
(2) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(3) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis. The following tables present the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior period volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	Years Ended December 31, 2025 vs. 2024		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
		(in thousands)	
Interest-earning assets:			
Loans	$ 8,584	$ 2,649	$ 11,233
Securities	193	695	888
Short term investments	22	(1,056)	(1,034)
Interest-bearing time deposits	115	(1)	114
Total interest-earning assets	$ 8,914	$ 2,287	$ 11,201
Interest-bearing liabilities:			
Checking accounts	$ —	$ 2	$ 2
Savings accounts	(464)	(696)	(1,160)
Money market deposits	1,688	(469)	1,219
Certificates of deposit	4,679	(1,114)	3,565
Total deposits	5,903	(2,277)	3,626
Advances from the Federal Home Loan Bank	649	(69)	580
Total interest-bearing liabilities	$ 6,552	$ (2,346)	$ 4,206
Change in net interest income	$ 2,362	$ 4,633	$ 6,995

Management of Market Risk

General. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. The Asset-Liability Management Committee is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by our board of directors. The Asset-Liability Management Committee meets at least quarterly and is comprised of senior management and a member of the Board of Directors and reports to the full Board of Directors on at least a quarterly basis. We currently utilize a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk:

- maintaining capital levels that exceed the thresholds for well-capitalized status under federal regulations;

- maintaining a prudent level of liquidity;

- growing our volume of deposit accounts;

- managing our investment securities portfolio to maintain a prudent balance between enhancing profitability and protecting the balance sheet against sensitivity to changes in interest rates;

- managing our utilization of wholesale funding with borrowings from the Federal Home Loan Bank and brokered deposits in a prudent manner;

- continuing to diversify our loan portfolio by adding more commercial-related loans, which typically have shorter maturities and/or balloon payments; and

- beginning in January of 2024 we began to utilize interest rate swaps to help manage our interest rate risk.

By following these strategies, we believe that we are better positioned to react to increases and decreases in market interest rates.

Net Interest Income. We analyze our sensitivity to changes in interest rates through a net interest income sensitivity model. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest expense we pay on our interest-bearing liabilities, such as deposits and borrowings. We estimate what our net interest income would be for a 12-month period. We then calculate what the net interest income would be for the same period under the assumptions that the United States Treasury yield curve increases or decreases instantaneously by various basis point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100-basis point increase in the "Change in Interest Rates" column below.

The table below sets forth, as of December 31, 2025, the calculation of the estimated changes in our net interest income that would result from the designated immediate changes in the United States Treasury yield curve.

	As of December 31, 2025	
Change in Interest Rates (basis points) (1)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)	
+400	$ 32,063	-19.0%
+300	34,084	-13.9%
+200	36,105	-8.8%
+100	38,025	-3.9%
Level	39,576	0.0%
-100	40,449	2.2%
-200	40,802	3.1%
-300	40,400	2.1%
-400	37,895	-4.2%

(1) Assumes an immediate uniform change in interest rates at all maturities.

The tables above indicate that at December 31, 2025, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would experience a decrease in net interest income of 8.8%, and in the event of an instantaneous 200 basis point decrease in interest rates, we would experience a 3.1% increase in net interest income.

Economic Value of Equity. We also compute amounts by which the net present value of our assets and liabilities (economic value of equity or "EVE") would change in the event of a range of assumed changes in market interest rates. This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. The model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumptions that the United States Treasury yield curve increases and decreases instantaneously by 100, 200, 300 and 400 basis point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve.

The table below sets forth, as of December 31, 2025, the calculation of the estimated changes in our EVE that would result from the designated immediate changes in the United States Treasury yield curve.

As of December 31, 2025					
		Estimated Increase (Decrease) in EVE		EVE as a Percentage of Present Value of Assets (3)	
Change in Interest Rates (basis points) (1)	Estimated EVE (2)	Amount	Percent	EVE Ratio (4)	Increase (Decrease) (basis points)
(Dollars in thousands)					
+400	$ 113,955	$ (72,352)	-38.8%	7.7%	(393)
+300	134,168	(52,139)	-28.0%	8.9%	(275)
+200	151,739	(34,568)	-18.6%	9.9%	(179)
+100	169,613	(16,694)	-9.0%	10.8%	(84)
—	186,307	—	0.0%	11.6%	—
-100	198,922	12,615	6.8%	12.2%	57
-200	206,781	20,474	11.0%	12.5%	85
-300	208,372	22,065	11.8%	12.4%	79
-400	212,731	26,424	14.2%	12.6%	91

(1) Assumes an immediate uniform change in interest rates at all maturities.

(2) EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(4) EVE Ratio represents EVE divided by the present value of assets.

The table above indicates that at December 31, 2025, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would experience an 18.6% decrease in EVE, and in the event of an instantaneous 200 basis point decrease in interest rates, we would experience an 11.0% increase in EVE.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The net interest income and net economic value tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates, and actual results may differ.

Interest rate risk calculations also may not reflect the fair values of financial instruments. For example, increases in market interest rates can decrease the fair values of our loans but increase the fair value of deposits and borrowings.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, and proceeds from maturities of securities. We are also able to borrow from the Federal Home Loan Bank of Boston, the Federal Reserve Bank and the Atlantic Community Bankers Bank. At December 31, 2025, we had outstanding advances of $284.8 million from the Federal Home Loan Bank. At December 31, 2025, we had unused borrowing capacity of $395.4 million with the Federal Home Loan Bank, $75.7 million with Federal Reserve Bank and $15.0 million with the Atlantic Community Bankers Bank.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and short-term investments. The levels of these assets are dependent on our operating, financing, and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities.

At December 31, 2025, we had $30.6 million in loan commitments outstanding. In addition to commitments to originate loans, we had $93.2 million in unused lines of credit to borrowers and $47.7 million in unadvanced construction loans.

Non brokered certificates of deposit due within one year of December 31, 2025 totaled $451.1 million, or 39.8%, of total deposits. If these deposits do not remain with us, we may be required to seek other sources of funds, including brokered deposits and FHLB advances. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2026, or on our savings and money market accounts.

We believe, however, based on historical experience and current market interest rates that we will retain upon maturity a large portion of our certificates of deposit with maturities of one year or less as of December 31, 2025.

Our primary investing activity is originating loans. During the years ended December 31, 2025 and 2024, we originated and purchased $429.6 million and $160.4 million of loans, respectively.

Financing activities consist primarily of activity in deposit accounts as well as FHLB advances. We experienced net increases in deposits of $133.8 million and $130.3 million for the years ended December 31, 2025 and 2024, respectively. Deposit flows are affected primarily by the overall level of interest rates and the interest rates and products offered by us and our competitors. At December 31, 2025 and 2024, the level of brokered time deposits was $134.0 million and $125.6 million, respectively. At December 31, 2025 and 2024 the level of FHLB advances was $284.8 and $234.0 million, respectively.

For additional information, see the consolidated statements of cash flows for the years ended December 31, 2025 and 2024 included as part of the consolidated financial statements appearing elsewhere in this 10-K.

We are committed to maintaining a strong liquidity position. We continuously monitor our liquidity position and adjustments are made to the balance between sources and uses of funds as deemed appropriate by management. Liquidity risk management is an important element in our asset/liability management process. We regularly model liquidity stress scenarios to assess potential liquidity outflows or funding problems resulting from economic disruptions, volatility in the financial markets, unexpected credit events or other significant occurrences deemed problematic by management. These scenarios are incorporated into our contingency funding planning process, which provides the basis for the identification of our liquidity needs. We anticipate that we will have sufficient funds to meet our current funding commitments. In addition, based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained.

At December 31, 2025, Everett Co-operative Bank exceeded all of its regulatory capital requirements, and was categorized as well-capitalized at that date. Management is not aware of any conditions or events since the most recent notification of well-capitalized status that would change our category. See Note 16 of the notes to consolidated financial statements.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. At December 31, 2025, we had outstanding commitments to originate loans of $30.6 million. We anticipate that we will have sufficient funds available to meet our current lending commitments. Non brokered time deposits that are scheduled to mature in less than one year from December 31, 2025 totaled $451.1 million. Management expects that a substantial portion of these time deposits will be retained. However, if a substantial portion of these time deposits is not retained, we may utilize advances from the Federal Home Loan Bank, brokered deposits or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities.

Recent Accounting Pronouncements

See Note 2 to the notes to the consolidated financial statements for a description of recent accounting pronouncements that may affect our financial condition and results of operations.

Impact of Inflation and Changing Price

The consolidated financial statements and related data presented in this 10-K have been prepared in accordance with U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

For information regarding market risk, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations".

ITEM 8. Financial Statements and Supplementary Data

Financial Statements Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of ECB Bancorp, Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of ECB Bancorp, Inc. and Subsidiary (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended and the related notes (collectively, "the financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

/s/ Wolf & Company, P.C.
Boston, Massachusetts
March 25, 2026

ECB Bancorp, Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2025 and December 31, 2024
(Dollars in thousands)

	December 31, 2025	December 31, 2024
ASSETS		
Cash and due from banks	$ 4,121	$ 5,828
Short-term investments	82,801	151,789
Total cash and cash equivalents	86,922	157,617
Interest-bearing time deposits	7,998	100
Investments in available-for-sale securities (at fair value)	34,317	6,564
Investments in held-to-maturity securities, at cost (fair values of $52,326 at December 31, 2025 and $67,505 at December 31, 2024)	55,764	73,215
Loans held-for-sale	357	—
Loans, net of allowance for credit losses of $10,255 as of December 31, 2025 and $8,884 as of December 31, 2024	1,371,819	1,136,449
Federal Home Loan Bank stock, at cost	11,852	10,000
Premises and equipment, net	3,429	3,512
Accrued interest receivable	5,214	4,015
Deferred tax assets, net	5,667	4,914
Bank-owned life insurance	15,420	14,945
Other assets	6,894	6,822
Total assets	$ 1,605,653	$ 1,418,153
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 81,497	$ 84,958
Interest-bearing	1,050,847	913,575
Total deposits	1,132,344	998,533
Federal Home Loan Bank advances	284,815	234,000
Other liabilities	16,560	17,352
Total liabilities	1,433,719	1,249,885
Commitments and contingencies (see Note 14)	—	—
Shareholders' Equity:		
Preferred Stock, par value $0.01; Authorized: 1,000,000 shares; No shares issued or outstanding	—	—
Common Stock, par value $0.01; Authorized: 30,000,000 shares; Issued and outstanding: 8,792,719 shares and 9,095,833 shares, at December 31, 2025 and December 31, 2024, respectively	88	91
Additional paid-in capital	82,997	86,189
Retained earnings	95,617	87,845
Accumulated other comprehensive (loss) income	(896)	382
Unallocated common shares held by the Employee Stock Ownership Plan	(5,872)	(6,239)
Total shareholders' equity	171,934	168,268
Total liabilities and shareholders' equity	$ 1,605,653	$ 1,418,153

The accompanying notes are an integral part of these consolidated financial statements.

ECB Bancorp, Inc. and Subsidiary
Consolidated Statements of Income
Years Ended December 31, 2025 and 2024
(Dollars in thousands, except share data)

		Year Ended December 31,		
		2025		**2024**
Interest and dividend income:				
Interest and fees on loans	$	69,085	$	57,852
Interest and dividends on securities		4,008		3,186
Interest on short-term investments		4,970		6,004
Interest on interest-bearing time deposits		117		3
Total interest and dividend income		78,180		67,045
Interest expense:				
Interest on deposits		37,061		33,435
Interest on Federal Home Loan Bank advances		9,202		8,622
Total interest expense		46,263		42,057
Net interest and dividend income		31,917		24,988
Provision for credit losses		1,534		174
Net interest and dividend income after provision for credit losses		30,383		24,814
Noninterest income:				
Customer service fees		598		577
Income from bank-owned life insurance		475		473
Net gain on sales of loans		132		119
Other income		121		57
Total noninterest income		1,326		1,226
Noninterest expense:				
Salaries and employee benefits		13,188		13,062
Director compensation		797		834
Occupancy and equipment		1,102		1,033
Data processing		1,297		1,198
Computer software and licensing		441		443
Advertising and promotions		639		551
Professional fees		1,368		1,258
Federal Deposit Insurance Corporation deposit insurance		883		752
Other		1,615		1,538
Total noninterest expense		21,330		20,669
Income before income tax expense		10,379		5,371
Income tax expense		2,607		1,380
Net income	$	7,772	$	3,991
Share data:				
Weighted average shares outstanding, basic		8,100,328		8,257,014
Weighted average shares outstanding, diluted		8,311,966		8,345,737
Basic earnings per share	$	0.96	$	0.48
Diluted earnings per share	$	0.94	$	0.48

The accompanying notes are an integral part of these consolidated financial statements.

ECB Bancorp, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2025 and 2024
(Dollars in thousands)

		Year Ended December 31,		
		2025		**2024**
Net income	$	7,772	$	3,991
Other comprehensive (loss) income, net of tax:				
Net change in fair value of securities available-for-sale		213		(43)
Net change in unrecognized postretirement benefit costs pertaining to supplemental executive retirement plan		(34)		14
Net change in unrecognized postretirement benefit costs pertaining to director fee continuation plan		(30)		5
Net change in fair value of cash flow hedges		(1,427)		277
Other comprehensive (loss) income, net of tax		(1,278)		253
Comprehensive income	$	6,494	$	4,244

The accompanying notes are an integral part of these consolidated financial statements.

ECB Bancorp, Inc. and Subsidiary
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2025 and 2024
(Dollars in thousands)

	Shares of Common Stock Outstanding	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unallocated Common Stock Held by ESOP	Total
Balance at December 31, 2023	9,291,810	$ 93	$ 87,431	$ 83,854	$ 129	$ (6,606)	$164,901
Net income	—	—	—	3,991	—	—	3,991
Other comprehensive income, net of tax	—	—	—	—	253	—	253
ESOP shares committed to be released (36,701 shares)	—	—	127	—	—	367	494
Shares repurchased under share repurchase plan	(201,216)	(2)	(2,720)	—	—	—	(2,722)
Restricted stock awards issued, net of awards withheld to cover income taxes	(593)	—	(24)	—	—	—	(24)
Stock-based compensation	—	—	1,306	—	—	—	1,306
Stock options exercised	5,832	—	69	—	—	—	69
Balance at December 31, 2024	9,095,833	$ 91	$ 86,189	$ 87,845	$ 382	$ (6,239)	$168,268
Net income	—	—	—	7,772	—	—	7,772
Other comprehensive loss, net of tax	—	—	—	—	(1,278)	—	(1,278)
ESOP shares committed to be released (36,701 shares)	—	—	212	—	—	367	579
Shares repurchased under share repurchase plan	(294,669)	(3)	(4,607)	—	—	—	(4,610)
Restricted stock awards issued, net of awards withheld to cover income taxes	(726)	—	(30)	—	—	—	(30)
Restricted stock awards forfeited	(9,331)	—	(35)	—	—	—	(35)
Stock-based compensation	—	—	1,268	—	—	—	1,268
Stock options exercised	1,612	—	—	—	—	—	—
Balance at December 31, 2025	8,792,719	$ 88	$ 82,997	$ 95,617	$ (896)	$ (5,872)	$171,934

The accompanying notes are an integral part of these consolidated financial statements.

ECB Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2025 and 2024
(Dollars in thousands)

		Year Ended December 31,		
		2025		2024
Cash flows from operating activities:				
Net income	$	7,772	$	3,991
Adjustments to reconcile net income to net cash provided by operating activities:				
Accretion of securities, net		(183)		(63)
Provision for credit losses		1,534		174
Change in deferred loan costs/fees		288		276
Gain on sales of loans, net		(132)		(119)
Proceeds from sales of loans		10,205		7,905
Loans originated for sale, net		(10,430)		(7,786)
Depreciation and amortization expense		297		302
Increase in accrued interest receivable		(1,199)		(249)
Increase (decrease) in accrued interest payable		302		(16)
Increase in bank-owned life insurance		(475)		(473)
Deferred income tax benefit		(246)		(250)
ESOP expense		579		494
Stock-based compensation expense		1,233		1,306
Increase in other assets		(627)		(3,388)
Increase in other liabilities		302		4,124
Net cash provided by operating activities		9,220		6,228
Cash flows from investing activities:				
Purchases of held-to-maturity securities		(28,705)		(8,874)
Proceeds from paydowns and maturities of held-to-maturity securities		46,191		12,684
Purchases of available-for-sale securities		(31,069)		(6,628)
Proceeds from paydowns and maturities of available-for-sale securities		3,753		5,029
Purchase of interest-bearing time deposits		(7,998)		(200)
Proceeds from maturities of interest bearing time deposits		100		100
Investment in low-income housing tax credit funds		(2,992)		—
Purchase of Federal Home Loan Bank Stock		(5,935)		(2,464)
Redemption of Federal Home Loan Bank Stock		4,083		2,356
Loan originations and principal collections, net		(234,309)		(89,057)
Purchase of loans		(2,806)		(8,175)
Capital expenditures		(214)		(60)
Net cash used in investing activities		(259,901)		(95,289)
Cash flows from financing activities:				
Net increase in demand deposits, NOW and savings accounts		11,015		23,307
Net increase in time deposits		122,796		107,012
Proceeds from long-term Federal Home Loan Bank advances		30,815		55,000
Repayments of long-term Federal Home Loan Bank advances		(25,000)		(70,000)
Net change in short-term Federal Home Loan Bank advances		45,000		15,000
Restricted stock awards issued, net of awards surrendered		(30)		(24)
Stock options exercised		—		69
Payments for shares repurchased under share repurchase plan		(4,610)		(2,722)
Net cash provided by financing activities		179,986		127,642
Net (decrease) increase in cash and cash equivalents		(70,695)		38,581
Cash and cash equivalents at beginning of year		157,617		119,036
Cash and cash equivalents at end of period	$	86,922	$	157,617
Supplemental disclosures:				
Interest paid	$	46,565	$	42,041
Income taxes paid				
Federal	$	2,000	$	1,095
Massachusetts	$	730	$	467
Jurisdictions below five percent of total income taxes paid	$	25	$	4

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 – NATURE OF OPERATIONS

ECB Bancorp, Inc., a Maryland corporation (the "Company"), is a bank holding company, the subsidiary of which is Everett Co-operative Bank (the "Bank"), a state chartered bank. The Bank was founded in 1890 and is headquartered in Everett, Massachusetts. The Bank operates its business from its main office, two branches and a separate administrative office, all located in eastern Massachusetts. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in one-to-four family residential real estate loans, commercial real estate and multifamily real estate loans, construction and land loans and home equity lines of credit and loans. To a lesser extent we also originate commercial business loans and consumer loans.

CONVERSION

On March 9, 2022, the Board of Directors of the Bank adopted a Plan of Conversion under which the Bank would convert from a Massachusetts mutual co-operative bank into a Massachusetts stock co-operative bank and become the wholly-owned subsidiary of a newly chartered stock holding company, the Company. The Plan of Conversion received the required approvals of various regulatory agencies and the Plan of Conversion was approved by the required vote of more than two-thirds of the Bank's depositors present and voting at a special meeting of depositors held on May 5, 2022. The Bank's mutual to stock conversion and the Company's stock offering were consummated on July 27, 2022. In the offering, the Company sold 8,915,247 shares of common stock at a per share price of $10.00 for gross offering proceeds of $89.2 million. Additionally, the Company contributed 260,000 shares and $600,000 in cash to the Everett Co-operative Bank Charitable Foundation (the "Foundation").

The Bank has established a Liquidation Account in an amount equal to the net worth of the Bank as of the date of the latest consolidated balance sheet contained in the final prospectus distributed in connection with the Company's stock conversion and stock offering. The function of the Liquidation Account is to establish a priority on liquidation of the Bank. The Liquidation Account will be maintained by the Bank for the benefit of the eligible account holders who continue to maintain deposit accounts with the Bank following the conversion. Each eligible account holder, with respect to each deposit account, holds a related inchoate interest in a portion of the Liquidation Account balance, in relation to each deposit account balance at the eligibility record date, or to such balance as it may be subsequently reduced, as hereinafter provided. The initial Liquidation Account balance will not be increased, and is subject to downward adjustment to the extent of any downward adjustment of any subaccount balance of any eligible account holder in accordance with the regulations of the Division of Banks of the Commonwealth of Massachusetts.

In the unlikely event of a complete liquidation of the Bank (and only in such event), following all liquidation payments to creditors (including those to depositors to the extent of their deposit accounts) each eligible account holder shall be entitled to receive a liquidating distribution from the Liquidation Account, in the amount of the then-adjusted subaccount balances for his or her deposit accounts then held, before any liquidating distribution may be made to any holder of the Bank's capital stock.

The Bank may not declare or pay a cash dividend on its outstanding capital stock if the effect thereof would cause its regulatory capital to be reduced below the amount required to maintain the Liquidation Account and under FDIC rules and regulations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING POLICIES

The accounting and reporting policies of the Company and the Bank conform to accounting principles generally accepted in the United States of America (U.S. GAAP) and predominant practices within the banking industry. The consolidated financial statements are prepared using the accrual basis of accounting. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

Principles of Consolidation

The consolidated financial statements of the Company include the balances and results of operations of its wholly-owned subsidiary Everett Co-operative Bank (the "Bank") as well as First Everett Securities Corporation, a wholly-owned subsidiary of the Bank, engaged principally in the buying and holding of investment securities. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for credit losses is a significant estimate that is particularly susceptible to significant change in the near term.

Reclassification

Certain previously reported amounts have been reclassified to conform to the current period's presentation.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks and short-term investments.

The Company has historically been required to maintain certain vault cash and/or deposits with the Federal Reserve Bank of Boston. However, no reserve is required at December 31, 2025 or 2024.

Securities

The Company classifies securities at the time of purchase into one of three categories: held-to-maturity (HTM), available-for-sale (AFS), or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, debt securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other debt securities must be classified as available-for-sale.

• Held-to-maturity securities are measured at amortized cost on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings, or in a separate component of shareholders' equity; they are disclosed in the notes to the consolidated financial statements.

• Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings but are reported in other comprehensive income, net of related taxes.

• Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings. The Company had no securities classified as trading securities at December 31, 2025 and 2024.

Purchase premiums and discounts are recognized in interest income, using the interest method. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Such gains and losses are recognized within non-interest income within the consolidated statements of income.

For AFS securities in an unrealized loss position, management will first evaluate whether there is intent to sell a security, or if it is more likely than not that the Company will be required to sell a security prior to anticipated recovery of its amortized cost basis. If either of these criteria are met, the Company will record a write-down of the security's amortized cost basis to fair value through income. For those AFS securities which do not meet the intent or requirement to sell criteria, management will evaluate whether the decline in fair value is a result of credit related matters or other factors. In performing this assessment, management considers the creditworthiness of the issuer including whether the security is guaranteed by the U.S. federal government or other government agency, the extent to which fair value is less than amortized cost, and changes in credit rating during the period, among other factors. If this assessment indicates the existence of credit losses, an allowance for credit losses will be established, as determined by a discounted cash flow analysis. To the extent the estimated cash flows do not support the amortized cost, the deficiency is considered to be due to credit loss and is recognized in earnings.

Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense. Losses are charged against the allowance when the security is determined to be uncollectible, or when either of the afore-mentioned criteria surrounding intent or requirement to sell have been met. No allowance for credit losses was recorded for AFS securities as of December 31, 2025 and 2024.

Debt securities are placed on non-accrual status at the time any principal or interest payments become 90 days delinquent. Interest accrued but not received for a security placed on non-accrual is reversed against current interest income.

Refer to Note 3, "Investments in Securities" for additional information regarding the measurement of impairment losses on AFS securities.

The Company measures expected credit losses on held to maturity securities on a collective basis by major security type. Management classifies the held-to maturity portfolio into the following major security types: U.S. Government Sponsored Enterprises, U.S. Treasury, Agency Mortgage-Backed Securities, and Corporate Bonds.

Refer to Note 3, "Investments in Securities" for additional information regarding the measurement of credit losses on HTM securities.

Federal Home Loan Bank Stock

The Bank, as a member of the Federal Home Loan Bank of Boston (FHLB), is required to maintain an investment in capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. The Company reviews its investment in capital stock of the FHLB for impairment based on the ultimate recoverability of the cost basis in the FHLB stock.

Loans Held-for-Sale

Loans held-for-sale are carried at the lower of amortized cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance and recorded in noninterest income. Fair value is based on committed secondary market prices. No losses have been recorded during 2025 or 2024. Gains or losses on sales of mortgage loans are recognized in the Consolidated Statements of Income at the time of sale. Interest income is recognized on loans held for sale between the time the loan is funded and the loan is sold. Direct loan origination costs and fees are deferred upon origination and are recognized in the Consolidated Statements of Income on the date of sale.

Loans

Loans that the Company has the intent and ability to hold until maturity or payoff are carried at amortized cost (net of the allowance for credit losses). Amortized cost is the principal amount outstanding, adjusted by partial charge-offs and net of any deferred loan costs or fees. For originated loans, loan fees and certain direct origination costs are deferred and amortized into interest income over the contractual life of the loan using the level-yield method. When a loan is paid off, the unamortized portion is recognized in interest income. Interest income on loans is accrued based upon the daily principal amount outstanding except for loans on nonaccrual status. As a general rule, loans more than 90 days past due with respect to principal or interest are classified as nonaccrual loans, or sooner if management considers such action to be prudent. However, loans that are more than 90 days past due may be kept on an accruing status if the loan is well secured and in the process of collection. Income accruals are suspended on all nonaccrual loans in a timely manner and all previously accrued and uncollected interest is reversed against current income. A loan can be returned to accrual status when collectibility of principal and interest is reasonably assured and the loan has performed for a period of time, generally at least six months. When doubt exists as to the collectibility of a loan, any payments received are applied to reduce the amortized cost of the loan to the extent necessary to eliminate such doubt. For all loan portfolios, a charge-off occurs when the Company determines that a specific loan, or portion thereof, is uncollectible. This determination is made based on management's review of specific facts and circumstances of the individual loan, including the expected cash flows to repay the loan, the value of the collateral and the ability and willingness of any guarantors to perform.

Allowance for Credit Losses

The allowance for credit losses is established based upon the Company's current estimate of expected lifetime credit losses on loans measured at amortized cost. Credit losses are charged against the allowance when management's assessments confirm that the Company will not collect the full amortized cost basis of a loan. Subsequent recoveries, if any, are credited to the allowance. Under the current expected credit loss methodology (CECL) methodology, the Company estimates credit losses for financial assets on a collective basis for loans sharing similar risk characteristics. The Company segments financial assets with similar risk characteristics and has elected to segment its loans based on Federal Call codes used for reporting loans to the Federal Deposit Insurance Corporation as part of the Call Report process. These segments are collectively evaluated for expected credit losses using a quantitative Discounted Cash Flow ("DCF") model combined with an assessment of certain qualitative factors designed to address forecast risk and model risk inherent in the quantitative model output. The Company has elected to use this approach because DCF models allow for effective incorporation of a reasonable and supportable forecast in a directionally consistent and objective manner and peer data is available for certain inputs such as the probability of default and the loss given default. The quantitative model utilizes a loss factor based approach to estimate expected credit losses, which are derived from internal historical and industry peer loss experience. The model estimates expected credit losses using loan level data over the estimated life of the exposure, considering the effect of prepayments. Economic forecasts are incorporated into the estimate over a reasonable and supportable forecast period, beyond which is a reversion to the historical long-run average using the straight-line reversion method. Management periodically evaluates a reasonable and supportable forecast period and a reversion period to be appropriate for purposes of estimating expected credit losses. The qualitative risk factors impacting the expected risk of loss within the portfolio include the following:

- Lending policies and procedures

- Economic and business conditions

- Nature and volume of loans

- Changes in management

- Changes in credit quality

- Changes in loan review system

- Changes to underlying collateral values

- Concentrations of credit risk

- Other external factors

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each loan segment are as follows:

One-to-four residential real estate and home equity lines of credit and loans: The Company generally does not originate loans with a loan-to-value ratio greater than 80 percent without requiring private mortgage insurance. Loans in these segments are collateralized primarily by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in these segments.

Commercial real estate and multi-family residential: Loans in these segments are primarily income-producing properties throughout Massachusetts. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates which, in turn, will have an effect on the credit quality in these segments. Management periodically obtains rent rolls and continually monitors the cash flows of these loans.

Construction: The loans in this segment are residential and commercial construction-to-permanent loans collateralized by owner-occupied residential and commercial real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Commercial: Loans in this segment are made to businesses and are generally secured by assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this segment.

Consumer: Loans in this segment are generally unsecured and repayment is dependent on the credit quality of the individual borrower.

Loans that do not share similar risk characteristics with any pools of assets are subject to individual evaluation and are removed from the collectively assessed pools to avoid double counting. This generally includes loans on non-accrual status and loans that are 90 days or greater past due. For the loans that will be individually evaluated, the Company will use either a discounted cash flow ("DCF") approach or a fair value of collateral approach. The latter approach will be used for loans deemed to be collateral dependent or when foreclosure is probable.

Accrued interest receivable amounts are excluded from balances of loans held at amortized cost and are included within accrued interest receivable in the consolidated balance sheets. Management has elected not to measure an allowance for credit losses on these amounts as the Company employs a timely write-off policy. Consistent with the Company's policy for nonaccrual loans, accrued interest receivable is typically written off when loans reach 90 days past due and are placed on nonaccrual status.

In the ordinary course of business, the Company enters into commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded. The credit risk associated with these commitments is evaluated in a manner similar to the allowance for credit losses on loans with an additional assumption of probability of funding. The reserve for unfunded lending commitments is included in other liabilities in the consolidated balance sheets.

Bank Owned Life Insurance

The Company holds bank-owned life insurance on the lives of certain participating employees. The amount reported as an asset on the Consolidated Balance Sheets is the sum of the cash surrender values ("CSV") reported to the Company by the various insurance carriers. Increases in the cash surrender value of life insurance policies, as well as benefits received net of any cash surrender value, are recorded in other noninterest income, and are generally not subject to income taxes. The Company reviews the financial strength of the insurance carriers prior to the purchase of life insurance policies and no less than annually thereafter. Regulatory requirements limit the total amount of CSV to be held with any individual carrier to 15% of Tier 1 capital (as defined for regulatory purposes) and the total CSV of all life insurance policies is limited to 25% of Tier 1 capital.

Premises and Equipment

Land is carried at cost. Buildings, leasehold improvements and furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease terms or the estimated lives of the improvements. Expected lease terms include lease options to the extent that the exercise of such options is reasonably assured.

Leases

Leases are evaluated at inception to determine if leases should be classified as an operating or finance lease. Leases are recognized as right-of-use lease assets and lease liabilities. The discount rate used in determining the present value of lease payments is based on the Company's incremental borrowing rate for borrowings with terms similar to each lease at commencement date. The Company recognizes lease expense for operating leases on a straight-line basis.

Other Real Estate Owned

Real estate properties and other assets, which have served as collateral to secure loans, are held for sale and are initially recorded at fair value less estimated costs to sell at the date control is established, resulting in a new cost basis. The amount by which the recorded investment in the loan exceeds the fair value (net of estimated costs to sell) of the foreclosed asset is charged to the allowance for credit losses. Subsequent declines in the fair value of the foreclosed asset below the new cost basis are recorded through the use of a valuation allowance. Subsequent increases in the fair value are recorded as reductions in the valuation allowance, but not below zero. Upon a sale of a foreclosed asset, any excess of the carrying value over the sale proceeds is recognized as a loss on sale. Any excess of sale proceeds over the carrying value of the foreclosed asset is first applied as a recovery to the valuation allowance, if any, with the remainder being recognized as a gain on sale. Operating expenses and changes in the valuation allowance relating to foreclosed assets are recorded in other noninterest expense. The Company held no other real estate owned as of December 31, 2025 and 2024.

Advertising

The Company directly expenses costs associated with advertising as they are incurred.

Stock-based Compensation

The Company recognizes stock-based compensation based on the grant-date fair value of the award with no adjustment for expected forfeitures, as forfeitures are recognized when they occur. For restricted stock awards, the Company recognizes compensation expense ratably over the vesting period for the fair value of the award, measured at the grant date. For stock option awards, the Company values awards granted using the Black-Scholes option-pricing model. The Company recognizes compensation expense for these awards on a straight-line basis over the requisite service period for the entire award (straight-line attribution method), ensuring that the amount of compensation cost recognized at any date at least equals the portion of the grant-date fair value of the award that is vested at that time. The Company recognizes excess tax benefits on certain stock compensation transactions. The excess tax benefits are recorded through earnings as a discrete item within the Company's effective tax rate during the period of the transaction.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of income tax expense.

The Company has evaluated the positions taken on its tax returns filed and the potential impact on its tax status as of December 31, 2025. The Company has concluded no uncertain income tax positions exist at December 31, 2025. The Company is subject to U.S. federal, state and local income tax examinations by tax authorities for the 2022 through 2024 tax years.

Risks and Uncertainties

Most of the Company's business activity is with customers located within the greater Boston area. The majority of the Company's loan portfolio is comprised of loans collateralized by real estate located in the greater Boston area.

The Company invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the consolidated balance sheet or statements of income.

Ineffective liquidity management could adversely affect the Company's financial results and condition. Effective liquidity management is essential for the operation of the business. The Company requires sufficient liquidity to meet customer loan requests, customer deposit maturities/withdrawals, payments on its debt obligations as they come due, and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. The Company's access to funding sources in amounts adequate to finance its activities on terms that are acceptable to the Company could be impaired by factors that affect the Company specifically, or the financial services industry or economy generally. Factors that could detrimentally impact the Company's access to liquidity sources include a downturn in the geographic markets in which our loans and operations are concentrated or difficult credit markets. The Company's access to deposits may also be affected by the liquidity needs of its depositors. In particular, a portion of the Company's liabilities are checking accounts and other liquid deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial majority of the Company's assets are loans, which cannot be called or sold in the same time frame. Although the Company has historically been able to replace maturing deposits and advances as necessary, it might not be able to replace such funds in the future, especially if a large number of the Company's depositors seek to withdraw their accounts, regardless of the reason. A failure to maintain adequate liquidity could materially and adversely affect the Company's business, results of operations, or financial condition.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) *Topic 606*: *Revenue from Contracts with Customers*. The Company's principal revenue streams come from interest and dividend income and mortgage banking activities – which are specifically excluded from the scope of Topic 606. Revenue streams within the scope of Topic 606 such as customer service and account maintenance fees, deposit charges, ATM interchange and other transaction fees represent an immaterial percentage of total revenue and are recognized when the Company's performance obligations have been satisfied.

Earnings Per Share

Basic earnings per share is calculated by dividing the income available to common shares by the weighted-average number of common shares outstanding during the period. Diluted earnings per share have been calculated in a manner similar to that of basic earnings per share except that the weighted-average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if all potential dilutive common shares (such as those resulting from the exercise of stock options) were issued during the period, computed using the treasury stock method. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations.

Common Share Repurchases

Shares repurchased by the Company under the Company's share repurchase program have been classified as authorized but unissued shares. The cost of shares repurchased by the Company has been accounted for as a reduction to common stock and additional paid in capital balances. Under Maryland corporation law, repurchased shares are not classified as Treasury shares; but rather, are classified as authorized but unissued shares. U.S. GAAP states that the accounting for share repurchases shall conform to state law where applicable.

Employee Stock Ownership Plan ("ESOP")

ESOP shares are shown as a reduction of equity and are presented in the consolidated statements of changes in shareholders' equity as unallocated common stock held by ESOP. Compensation expense for the Company's ESOP is recorded at an amount equal to the shares committed to be allocated by the ESOP multiplied by the average fair market value of the shares during the period. The Company recognizes compensation expense ratably over the period based upon the Company's estimate of the number of shares committed to be allocated by the ESOP. When the shares are released, unallocated common stock held by ESOP is reduced by the cost of the ESOP shares released and the difference between the average fair market value and the cost of the shares committed to be allocated by the ESOP is recorded as an adjustment to additional paid-in capital. The loan receivable from the ESOP is not reported as an asset nor is the Company's guarantee to fund the ESOP reported as a liability on the Company's consolidated balance sheet.

Derivatives and Hedging

Derivative instruments are carried at fair value in the Company's financial statements. The accounting for changes in the fair value of a derivative instrument is determined by whether it has been designated and qualifies as part of a hedging relationship, and further, by the type of hedging relationship. At the inception of a hedge, the Company documents certain items, including but not limited to the following: the relationship between hedging instruments and hedged items, the Company's risk management objectives, hedging strategies, and the evaluation of hedge transaction effectiveness. Documentation includes linking all derivatives designated as cash flow hedges to specific forecasted transactions.

The Company's derivative instruments that are designated and qualify for hedge accounting are classified as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows associated with a recognized asset or liability, or a forecasted transaction). As such, changes in the fair value of the designated hedging instrument that is included in the assessment of hedge effectiveness are recorded in other comprehensive income and reclassified into net income in the same period or periods during which the hedged forecasted transaction affects net income. Such reclassifications are presented in the same income statement line item as the net income effect of the hedged item. If the hedging instrument is not highly effective at achieving offsetting cash flows attributable to the revised contractually specified interest rate(s), hedge accounting will be discontinued. At that time, accumulated other comprehensive income would be frozen and amortized, as long as the forecasted transactions are still probable of occurring. If a cash flow hedge is terminated, hedge accounting treatment would be retained, and accumulated other comprehensive income would be frozen and amortized, as long as the forecasted transactions are still probable of occurring

RECENT ACCOUNTING STANDARDS

The Company qualifies as an emerging growth company ("EGC") under the Jumpstart Our Business Startups Act of 2012 and may elect to defer the adoption of new or revised accounting standards until the nonpublic company effective dates.

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") 2023-09, _Income Taxes (Topic 740): Improvements to Income Tax Disclosures._ These amendments require that public business entities on an annual basis disclose specific categories in the rate reconciliation. ASU 2023-09 also requires entities to provide additional information for reconciling items that meet a quantitative threshold. The Company adopted ASU 2023-09 as of December 31, 2025 with no significant impact on our income tax disclosures.

In November 2024, FASB issued ASU 2024-03, _Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses_, which requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements and related disclosures, but expects additional disclosures upon adoption.

NOTE 3 – INVESTMENTS IN SECURITIES

Available-for-Sale Securities

Investments in securities have been classified in the consolidated balance sheets according to management's intent. The following tables summarize the amortized cost, allowance for credit losses, and fair value of securities and their corresponding amounts of unrealized gains and losses for available-for-sale at the dates indicated:

Available-for-sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
			(in thousands)		
As of December 31, 2025					
Mortgage-backed securities	$ 6,411	$ 51	$ (3)	$ —	$ 6,459
Collateralized mortgage obligations	10,937	48	(37)	—	10,948
Corporate bonds	16,732	225	(47)	—	16,910
Total available-for-sale securities	$ 34,080	$ 324	$ (87)	$ —	$ 34,317
As of December 31, 2024					
Mortgage-backed securities	$ 4,164	$ —	$ (38)	$ —	$ 4,126
Collateralized mortgage obligations	1,452	—	(14)	—	1,438
Corporate bonds	1,000	—	—	—	1,000
Total available-for-sale securities	$ 6,616	$ —	$ (52)	$ —	$ 6,564

The Company did not record a provision for estimated credit losses on any available-for-sale securities for the years ended December 31, 2025 or December 31, 2024. Excluded from the table above is accrued interest on available-for-sale securities of $335,000 and $16,000 at December 31, 2025 and December 31, 2024, respectively, which is included within accrued interest receivable in the Consolidated Balance Sheets. Additionally, the Company did not record any write-offs of accrued interest income on available for sale securities for the years ended December 31, 2025 and December 31, 2024. No securities held by the Company were delinquent on contractual payments at December 31, 2025 and December 31, 2024, nor were any securities placed on non-accrual status for the year then ended.

The aggregate fair value and unrealized losses of available-for-sale securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and have no allowance for credit losses, are as follows as of December 31, 2025 and December 31, 2024:

	# of Holdings	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or Longer Fair Value	12 Months or Longer Unrealized Losses	Total Fair Value	Total Unrealized Losses
				(in thousands)			
As of December 31, 2025							
Available-for-Sale:							
Mortgage-backed securities	1	$ —	$ —	$ 1,362	$ (3)	$ 1,362	$ (3)
Collateralized mortgage obligations	3	3,778	(15)	1,405	(22)	5,183	(37)
Corporate bonds	4	7,666	(47)	—	—	7,666	(47)
Total	8	$ 11,444	$ (62)	$ 2,767	$ (25)	$ 14,211	$ (87)
As of December 31, 2024							
Available-for-Sale:							
Mortgage-backed securities	2	$ 4,126	$ (38)	$ —	$ —	$ 4,126	$ (38)
Collateralized mortgage obligations	1	1,438	(14)	—	—	1,438	(14)
Total	3	$ 5,564	$ (52)	$ —	$ —	$ 5,564	$ (52)

Management evaluates securities for expected credit losses at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.

Held-to-Maturity Securities

The following tables summarize the amortized cost, allowance for credit losses, and fair value of securities and their corresponding amounts of unrealized gains and losses for held-to-maturity at the dates indicated:

Held-to-maturity:	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Allowance for Credit Losses		Fair Value	
					(in thousands)					
As of December 31, 2025										
Mortgage-backed securities	$	36,645	$	88	$	(3,453)	$	—	$	33,280
Corporate bonds		19,119		262		(335)		—		19,046
Total held-to-maturity securities	$	55,764	$	350	$	(3,788)	$	—	$	52,326
As of December 31, 2024										
Debt securities issued by U.S. government-sponsored enterprises	$	5,588	$	—	$	(138)	$	—	$	5,450
Mortgage-backed securities		44,261		20		(5,334)		—		38,947
Corporate bonds		17,899		192		(471)		—		17,620
U.S. Treasury securities		5,467		21		—		—		5,488
Total held-to-maturity securities	$	73,215	$	233	$	(5,943)	$	—	$	67,505

The Company measures expected credit losses on held to maturity securities on a collective basis by major security type. Management classifies the held-to-maturity portfolio into the following major security types: U.S. Government Sponsored Enterprises, U.S. Treasury, Agency Mortgage-Backed Securities, and Corporate Bonds.

Debt securities issued by U.S. government-sponsored enterprises, U.S. Treasury securities and mortgage-backed securities are guaranteed by the U.S. federal government or other government sponsored agencies and have a long history of no credit losses. As a result, management has determined these securities to have a zero loss expectation. The Company's investments in corporate bonds are deemed "investment grade" and (a) the Company does not intend to sell these securities before recovery and (b) it is more likely than not that the Company will not be required to sell these securities before recovery. Therefore the Company did not record a provision for estimated credit losses on any held to maturity securities during the year ended December 31, 2025 and December 31, 2024. Excluded from the table above is accrued interest on held to maturity securities of $237,000 and $378,000 at December 31, 2025 and 2024. respectively, which is included within accrued interest receivable in the Consolidated Balance Sheets. Additionally, the Company did not record any write-offs of accrued interest income on held to maturity securities for the year ended December 31, 2025 and December 31, 2024. No securities held by the Company were delinquent on contractual payments at December 31, 2025 or December 31, 2024, nor were any securities placed on non-accrual status for the year then ended.

Held-to-Maturity and Available-for-Sale Securities

The actual maturities of certain available-for-sale or held-to-maturity securities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. A schedule of the contractual maturities of available-for-sale and held-to-maturity securities as of December 31, 2025 is presented below:

	Available-for-sale Fair Value	Held-to-maturity Amortized Cost Basis	Fair Value
	(in thousands)		
Within 1 year	$ 1,362	$ 7,521	$ 7,479
After 1 year through 5 years	9,773	9,625	9,737
After 5 years through 10 years	11,330	8,216	7,941
After 10 years	11,852	30,402	27,169
Total	$ 34,317	$ 55,764	$ 52,326

When securities are sold, the adjusted cost of the specific security sold is used to compute the gain or loss on the sale. There were no sales of securities during the years ended December 31, 2025 or 2024.

The carrying value of securities pledged to secure advances from the FHLB were $48.5 million and $55.5 million as of December 31, 2025 and December 31, 2024, respectively.

The carrying value of securities pledged to secure advances from the Federal Reserve Bank ("FRB") was $18.7 million and $16.0 million as of December 31, 2025 and December 31, 2024, respectively.

NOTE 4 – LOANS, ALLOWANCE FOR CREDIT LOSSES AND CREDIT QUALITY

Loans consisted of the following as of the dates indicated:

	At December 31, 2025		At December 31, 2024	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
One-to-four family residential	$ 473,394	34.2%	$ 422,841	36.9%
Multi-family	425,428	30.8	343,970	30.0
Commercial	336,412	24.3	228,991	20.0
Home equity lines of credit and loans	49,866	3.6	45,154	4.0
Construction	88,957	6.4	90,894	7.9
Other loans:				
Commercial	7,938	0.6	13,844	1.2
Consumer	869	0.1	141	0.0
	1,382,864	100.0%	1,145,835	100.0%
Less:				
Net deferred loan fees	(790)		(502)	
Allowance for credit losses	(10,255)		(8,884)	
Total loans, net	$1,371,819		$1,136,449	

The Company elected to exclude accrued interest receivable from the amortized cost basis of loans disclosed throughout this footnote. As of December 31, 2025 and 2024, accrued interest receivable for loans totaled $4.6 million and $3.5 million, respectively, and is included in the "Accrued interest receivable" line item on the Company's Consolidated Balance Sheets.

The Company elected to exclude net deferred loan fees from the amortized cost basis of loans disclosed throughout this footnote.

The carrying value of loans pledged to secure advances from the FHLB was $920.9 million and $744.6 million as of December 31, 2025 and December 31, 2024, respectively.

The carrying value of loans pledged to secure advances from the FRB was $114.7 million as of December 31, 2025. There were no loans pledged to the FRB at December 31, 2024.

The following tables set forth information regarding the allowance for credit losses as of and for the years ended December 31, 2025 and December 31, 2024:

| | For the year ended December 31, 2025 | | | | |
| | Beginning Balance | Charge-offs | Recoveries | Provision (benefit) | Ending Balance |
			(in thousands)		
Real estate loans:					
One-to-four family residential	$ 2,928	$ —	$ —	$ 141	$ 3,069
Multi-family	2,422	—	—	(162)	2,260
Commercial	2,260	—	—	1,380	3,640
Home equity lines of credit and loans	118	—	—	52	170
Construction	1,036	—	—	(27)	1,009
Other loans:					
Commercial	119	(81)	—	64	102
Consumer	1	(6)	1	9	5
Total	$ 8,884	$ (87)	$ 1	$ 1,457	$ 10,255

| | For the year ended December 31, 2024 | | | | |
| | Beginning Balance | Charge-offs | Recoveries | (Benefit) provision | Ending Balance |
			(in thousands)		
Real estate loans:					
One-to-four family residential	$ 3,555	$ —	$ —	$ (627)	$ 2,928
Multi-family	1,190	—	—	1,232	2,422
Commercial	1,636	—	—	624	2,260
Home equity lines of credit and loans	321	—	—	(203)	118
Construction	1,757	—	—	(721)	1,036
Other loans:					
Commercial	131	—	—	(12)	119
Consumer	1	(4)	1	3	1
Total	$ 8,591	$ (4)	$ 1	$ 296	$ 8,884

During the year ended December 31, 2025, the total provision for losses was $1,534,000 of which $1,457,000 relates to the provision for losses on loans while $77,000 relates to the provision for losses on off-balance sheet commitments. During the year ended December 31, 2024, the total provision for losses was $174,000 of which $296,000 relates to the provision for losses on loans while ($122,000) relates to a benefit for losses on off-balance sheet commitments.

The following table shows the age analysis of past due loans as of the dates indicated:

	30–59 Days	60–89 Days	90 Days or More	Total Past Due	Total Current	Total Loans	90 days or more and accruing	Loans on Non-accrual
					(in thousands)			
As of December 31, 2025								
Real estate loans:								
One-to-four family residential	$ 519	$ 104	$ —	$ 623	$ 472,771	$ 473,394	$ —	$ 1,096
Multi-family	—	—	—	—	425,428	425,428	—	—
Commercial	246	—	—	246	336,166	336,412	—	—
Home equity lines of credit and loans	370	—	3	373	49,493	49,866	—	43
Construction	—	—	—	—	88,957	88,957	—	—
Other loans:								
Commercial	—	—	—	—	7,938	7,938	—	—
Consumer	—	—	—	—	869	869	—	—
	$ 1,135	$ 104	$ 3	$ 1,242	$ 1,381,622	$ 1,382,864	$ —	$ 1,139

	30–59 Days	60–89 Days	90 Days or More	Total Past Due	Total Current	Total Loans	90 days or more and accruing	Loans on Non-accrual
					(in thousands)			
As of December 31, 2024								
Real estate loans:								
One-to-four family residential	$ 1,260	$ —	$ 1,077	$ 2,337	$ 420,504	$ 422,841	$ —	$ 1,872
Multi-family	—	—	—	—	343,970	343,970	—	—
Commercial	—	—	—	—	228,991	228,991	—	—
Home equity lines of credit and loans	405	—	85	490	44,664	45,154	—	85
Construction	—	—	—	—	90,894	90,894	—	—
Other loans:								
Commercial	—	—	—	—	13,844	13,844	—	—
Consumer	—	—	—	—	141	141	—	—
	$ 1,665	$ —	$ 1,162	$ 2,827	$ 1,143,008	$ 1,145,835	$ —	$ 1,957

As of December 31, 2025, the Company's collateral-dependent residential real estate loans and home equity lines of credit and loans had amortized cost bases of $1.1 million and $43,000, respectively. These loans are secured by real estate with no related allowance for credit losses.

As of December 31, 2024, the Company's collateral-dependent residential real estate loans and home equity lines of credit and loans had amortized cost bases of $1.9 million and $85,000, respectively. These loans are secured by real estate with no related allowance for credit losses.

The following table shows information regarding nonaccrual loans as of the dates indicated:

	As of December 31, 2025			Year Ended December 31, 2025
	With an Allowance for Credit Losses	Without an Allowance for Credit Losses	Total	Interest Income Recognized
		(in thousands)		
December 31, 2025				
Real estate loans:				
One-to-four family residential	$ —	$ 1,096	$ 1,096	$ 74
Home equity lines of credit and loans	—	43	43	25
Total nonaccrual loans	$ —	$ 1,139	$ 1,139	$ 99

	As of December 31, 2024			Year Ended December 31, 2024
	With an Allowance for Credit Losses	Without an Allowance for Credit Losses	Total	Interest Income Recognized
		(in thousands)		
December 31, 2024				
Real estate loans:				
One-to-four family residential	$ —	$ 1,872	$ 1,872	$ 53
Home equity lines of credit and loans	—	85	85	1
Total nonaccrual loans	$ —	$ 1,957	$ 1,957	$ 54

Credit Quality Information

The Company's loan rating system for multi-family and commercial real estate, construction, commercial loans and certain residential and home equity lines of credit is as follows:

Loans rated 1 – 6: Loans in these categories are considered "pass" rated loans with low to average risk.

Loans rated 7: Loans in this category are considered "special mention." These loans are starting to show signs of potential weakness and are being closely monitored by management.

Loans rated 8: Loans in this category are considered "substandard." Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. There is a distinct possibility that the Bank will sustain some loss if the weakness is not corrected.

Loans rated 9: Loans in this category are considered "doubtful." Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable.

Loans rated 10: Loans in this category are considered uncollectible (loss) and of such little value that their continuance as loans is not warranted.

On an annual basis, or more often if needed, the Company formally reviews the ratings on all commercial loans with aggregate potential outstanding balances of $500,000 or more, and all commercial real estate loans (including multi-family and construction loans as well as residential and home equity line of credit loans to commercial borrowers) with aggregate potential outstanding balances of $2.0 million or more. For loans that are not formally rated, the Company initially assesses credit quality based upon the borrower's ability to pay and subsequently monitors these loans based on the borrower's payment activity.

The following table details the amortized cost balances of the Company's loan portfolios, presented by credit quality indicator and origination year as of December 31, 2025 and December 31, 2024:

	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Term Loans Amortized Cost Basis by Origination Year						(in thousands)			
As of December 31, 2025									
One-to-four family residential									
Pass	$ 40,466	$ 9,290	$ 13,941	$ 33,430	$ 14,226	$ 14,488	$ —	$ —	$ 125,841
Special Mention	—	—	519	—	—	629	—	—	1,148
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	44,560	25,284	41,495	76,803	64,756	93,507	—	—	346,405
Total	$ 85,026	$ 34,574	$ 55,955	$ 110,233	$ 78,982	$ 108,624	$ —	$ —	$ 473,394
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Multi-family									
Pass	$ 87,627	$ 26,358	$ 51,235	$ 207,128	$ 24,712	$ 16,769	$ 11,599	$ —	$ 425,428
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	—	—	—	—	—	—	—	—	—
Total	$ 87,627	$ 26,358	$ 51,235	$ 207,128	$ 24,712	$ 16,769	$ 11,599	$ —	$ 425,428
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate									
Pass	$ 102,619	$ 24,301	$ 38,665	$ 96,593	$ 24,203	$ 41,656	$ 8,375	$ —	$ 336,412
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	—	—	—	—	—	—	—	—	—
Total	$ 102,619	$ 24,301	$ 38,665	$ 96,593	$ 24,203	$ 41,656	$ 8,375	$ —	$ 336,412
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Home equity lines of credit and loans									
Pass	$ —	$ 196	$ 319	$ —	$ —	$ —	$ 7,099	$ —	$ 7,614
Special Mention	—	—	—	—	—	3	90	—	93
Substandard	—	—	—	—	—	—	99	—	99
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	142	170	347	25	2	54	40,760	560	42,060
Total	$ 142	$ 366	$ 666	$ 25	$ 2	$ 57	$ 48,048	$ 560	$ 49,866
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction									
Pass	$ 39,339	$ 37,484	$ 7,603	$ —	$ —	$ 2,988	$ —	$ —	$ 87,414
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	790	753	—	—	—	—	—	—	1,543
Total	$ 40,129	$ 38,237	$ 7,603	$ —	$ —	$ 2,988	$ —	$ —	$ 88,957
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial									
Pass	$ 355	$ 4,500	$ 213	$ 2,091	$ 258	$ 159	$ 362	$ —	$ 7,938
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	—	—	—	—	—	—	—	—	—
Total	$ 355	$ 4,500	$ 213	$ 2,091	$ 258	$ 159	$ 362	$ —	$ 7,938
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 16	$ 65	$ —	$ 81
Consumer									
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	705	6	8	20	31	4	95	—	869
Total	$ 705	$ 6	$ 8	$ 20	$ 31	$ 4	$ 95	$ —	$ 869
Current-period gross charge-offs	$ 6	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 6

As of December 31, 2024	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2024	2023	2022	2021	2020	Prior			
					(in thousands)				
One-to-four family residential									
Pass	$ 8,351	$ 12,065	$ 34,466	$ 15,123	$ 3,979	$ 11,766	$ —	$ —	$ 85,750
Special Mention	—	—	—	—	636	771	—	—	1,407
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	30,905	46,491	84,245	68,818	48,728	56,497	—	—	335,684
Total	$ 39,256	$ 58,556	$ 118,711	$ 83,941	$ 53,343	$ 69,034	$ —	$ —	$ 422,841
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Multi-family									
Pass	$ 24,006	$ 55,612	$ 201,562	$ 35,315	$ 8,611	$ 8,792	$ 10,072	$ —	$ 343,970
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	—	—	—	—	—	—	—	—	—
Total	$ 24,006	$ 55,612	$ 201,562	$ 35,315	$ 8,611	$ 8,792	$ 10,072	$ —	$ 343,970
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate									
Pass	$ 28,614	$ 40,935	$ 82,054	$ 25,215	$ 15,447	$ 32,071	$ 4,655	$ —	$ 228,991
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	—	—	—	—	—	—	—	—	—
Total	$ 28,614	$ 40,935	$ 82,054	$ 25,215	$ 15,447	$ 32,071	$ 4,655	$ —	$ 228,991
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Home equity lines of credit and loans									
Pass	$ 199	$ 323	$ —	$ —	$ —	$ —	$ 8,083	$ —	$ 8,605
Special Mention	—	—	—	—	—	10	322	—	332
Substandard	—	—	—	—	—	—	99	—	99
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	176	382	27	7	—	71	34,618	837	36,118
Total	$ 375	$ 705	$ 27	$ 7	$ —	$ 81	$ 43,122	$ 837	$ 45,154
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction									
Pass	$ 30,986	$ 19,398	$ 32,483	$ 2,493	$ —	$ 2,988	$ —	$ —	$ 88,348
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	1,116	1,430	—	—	—	—	—	—	2,546
Total	$ 32,102	$ 20,828	$ 32,483	$ 2,493	$ —	$ 2,988	$ —	$ —	$ 90,894
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial									
Pass	$ 4,501	$ 4,410	$ 2,597	$ 340	$ —	$ 195	$ 1,801	$ —	$ 13,844
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	—	—	—	—	—	—	—	—	—
Total	$ 4,501	$ 4,410	$ 2,597	$ 340	$ —	$ 195	$ 1,801	$ —	$ 13,844
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer									
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loans not formally rated (1)	7	16	29	39	—	6	44	—	141
Total	$ 7	$ 16	$ 29	$ 39	$ —	$ 6	$ 44	$ —	$ 141
Current-period gross charge-offs	$ 4	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 4

(1) All loans not formally rated were accruing as of December 31, 2025. Non-accrual loans that were not formally rated amounted to $526,000 as of December 31, 2024.

At December 31, 2025, the Company had no consumer mortgage loans secured by residential real estate property in the process of foreclosure. At December 31, 2024, the Company had one consumer mortgage loan secured by residential real estate property in the process of foreclosure for $335,000.

For the years ended December 31, 2025 and December 31, 2024, the Company did not provide loan modifications involving borrowers that are experiencing financial difficulty. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification, if applicable. The Allowance for Credit Losses ("ACL") incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon origination. Because the effect of most modifications made to borrowers experiencing financial difficulty would already be included in the ACL as a result of the measurement methodologies used to estimate the allowance, a change in the ACL is generally not recorded upon modification.

NOTE 5 – PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2025	2024
	(in thousands)	
Banking premises and equipment:		
Land	$ 594	$ 594
Buildings and improvements	5,715	5,696
Leasehold improvements	351	351
Furniture and equipment	1,822	1,754
Total cost	8,482	8,395
Accumulated depreciation and amortization	(5,053)	(4,883)
Net premises and equipment	$ 3,429	$ 3,512

Depreciation and amortization expense for the years ended December 31, 2025 and 2024 amounted to $297,000 and $302,000, respectively.

NOTE 6 – LEASES

The Company has operating leases for office space and two branch locations. These leases have remaining lease terms of one year to five years and certain of these leases have options to extend the lease for up to fifteen years. The options to extend have been included in the lease term if it was determined that it was reasonably certain that the Company will exercise the option.

All of the Company's leases are classified as operating leases. The right-of-use assets and corresponding lease liabilities are classified within "other assets" and "other liabilities," respectively, in the accompanying consolidated balance sheets.

As of the dates indicated, the Company had the following related to operating leases:

	As of December 31, 2025	As of December 31, 2024
	(Dollars in thousands)	
Right-of-use assets	$ 1,633	$ 1,149
Lease liabilities	1,693	1,200

Lease expense for the years ended December 31, 2025 and December 31, 2024 amounted to $203,000 and $200,000, respectively.

The calculated amount of the right-of-use assets and lease liabilities are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company's lease agreements include options to renew at the Company's discretion. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the right-of-use assets and lease liabilities. The weighted average remaining lease term for operating leases at December 31, 2025 and 2024 was 10.0 years and 7.6 years, respectively. The weighted average discount rate was 4.58% and 4.28% at December 31, 2025 and 2024, respectively.

The following table sets forth the remaining minimum rental payments related to operating leases outstanding as of December 31, 2025.

Year	As of December 31, 2025 (in thousands)
2026	$ 237
2027	249
2028	213
2029	205
2030	208
Thereafter	1,064
Total minimum lease payments	2,176
Less: amount representing interest	483
Present value of future minimum lease payments	$ 1,693

NOTE 7 – DEPOSITS

The aggregate amount of time deposit accounts in denominations that meet or exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit (currently $250,000) at December 31, 2025 and 2024 was $334.8 million and $258.7 million, respectively.

The aggregate amount of brokered time deposits at December 31, 2025 and 2024 was $134.0 million and $125.6 million, respectively. All brokered time deposits are in denominations less than $250,000.

For time deposits as of December 31, 2025, the scheduled maturities for each of the following years ended December 31 are (in thousands):

2026	$ 542,786
2027	143,921
2028	28,170
2029	8,715
2030	4,719
Total	$ 728,311

NOTE 8 – BORROWINGS

Borrowings consist of advances borrowed from the FHLB.

Maturities of advances from the FHLB for the years ending after December 31, 2025 and December 31, 2024 are summarized as follows (dollars in thousands):

| | **2025** | | | | **2024** | |
Stated Maturity	Total Outstanding	Weighted Average Contractual Rate		Stated Maturity	Total Outstanding	Weighted Average Contractual Rate
2026	$ 79,815	3.69%		2025	$ 25,000	4.52%
2027	95,000	3.95		2026	4,000	0.82
2028	65,000	4.20		2027	95,000	3.95
2029	20,000	3.79		2028	65,000	4.20
2030	25,000	3.38		2029	45,000	3.58
Total	$ 284,815	3.87%		Total	$ 234,000	3.96%

Certain borrowings from the FHLB are callable by the FHLB prior to maturity.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one-to-four family, multifamily and commercial real estate properties and other qualified assets.

At December 31, 2025 and 2024, the interest rates on FHLB advances ranged from 0.82% to 4.95% and 0.82% to 4.95%, respectively.

At December 31, 2025 and 2024, the Bank had a $2.2 million line of credit established with the FHLB. There were no advances on this line. The available borrowing capacity with the FHLB was $395.4 million as of December 31, 2025 and $328.5 million as of December 31, 2024.

At December 31, 2025 and 2024, the Bank had a $15.0 million and $10.0 million line of credit established with the Atlantic Community Bankers Bank, respectively. There were no advances on this line.

At December 31, 2025 and 2024, the Bank had a line of credit established with the FRB with unused borrowing capacity of $75.7 million and $15.1 million, respectively

NOTE 9 – EMPLOYEE BENEFIT PLANS

Pension Plans

401(k) Plan

The Company has adopted a savings plan which qualifies under Section 401(k) of the Internal Revenue Code and provides for voluntary contributions by participating employees ranging from 1% to 75% of their compensation, subject to certain limitations based on federal tax laws. The Bank makes matching contributions equal to 100% of each eligible employee's voluntary contributions, up to 7% of the employee's eligible wages.

Total expense related to the 401(k) plan for the years ended December 31, 2025 and 2024 amounted to $551,000 and $473,000, respectively.

Employee Incentive Plan

The Company provides an employee incentive plan which is approved annually by the Board of Directors, based on various factors. The employee incentive plan expense for the years ended December 31, 2025 and 2024 amounted to $1,708,000 and $1,557,000, respectively.

Supplemental Executive Retirement Plan (SERP)

The Bank has a SERP for certain former executive officers. The SERP provides nonfunded retirement benefits designed to supplement benefits available through the Bank's other retirement plans for employees. The liability for the SERP amounted to $1,012,000 and $1,029,000 at December 31, 2025 and 2024, respectively.

Director Fee Continuation Plan (DFCP)

The Bank has established a DFCP which provides supplemental retirement benefits for directors. Under the DFCP, individuals who are directors as of the effective date of the DFCP are 100% vested in their benefits. Individuals who become directors after the effective date become fully vested in their accounts after having served on the Board of Directors for twelve years. Effective December 2025, the plan was amended and frozen so that only directors serving on the Board of Directors as of the closing of the initial public offering are eligible to participate in the plan.

The following tables set forth information about the SERP and DFCP as of December 31 and the years then ended:

	2025		2024	
	SERP	DFCP	SERP	DFCP
	(in thousands)			
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$ 1,029	$ 834	$ 1,106	$ 769
Service cost	—	71	7	94
Interest cost	51	42	49	34
Actuarial loss (gain)	42	24	(25)	(23)
Benefits paid	(110)	(60)	(108)	(40)
Benefit obligation at end of year	1,012	911	1,029	834
Funded status	(1,012)	(911)	(1,029)	(834)

Amounts recognized in accumulated other comprehensive income as of December 31, 2025 and 2024, before tax effect, consist of:

	2025		2024	
	SERP	DFCP	SERP	DFCP
	(in thousands)			
Net gain	$ (50)	$ (63)	$ (99)	$ (104)

The accumulated benefit obligation and unfunded status of the SERP was $1,012,000 and $1,029,000 at December 31, 2025 and 2024, respectively, and is classified within "other liabilities" in the accompanying consolidated balance sheets. The accumulated benefit obligation and unfunded status of the DFCP was $911,000 and $834,000 at December 31, 2025 and 2024, respectively, and is classified within "other liabilities" in the accompanying consolidated balance sheets.

Assumptions used to determine the benefit obligation at December 31 are as follows:

	2025		2024	
	SERP	DFCP	SERP	DFCP
Discount rate	4.89%	4.81%	5.27%	5.24%

Components of net periodic cost (benefit) and other comprehensive loss (income) for the years ended December 31 are as follows:

| | 2025 | | 2024 | |
| | SERP | DFCP | SERP | DFCP |
	(in thousands)			
Components of net periodic cost				
Service cost	$ —	$ 71	$ 7	$ 94
Interest cost	51	42	49	34
Amortization of net actuarial gain	(6)	(17)	(5)	(16)
Net periodic cost	45	96	51	112
Other changes in benefit obligations recognized as other comprehensive loss (income):				
Net actuarial loss (gain)	$ 43	$ 24	$ (25)	$ (23)
Amortization of net actuarial loss	6	17	5	16
Total other comprehensive loss (income)	49	41	(20)	(7)
Total net periodic cost and other comprehensive loss	$ 94	$ 137	$ 31	$ 105

The components of net periodic benefit cost attributable to service cost for the SERP and DFCP are included in the line items "salaries and employee benefits" and "director compensation," respectively. The components of net periodic benefit cost other than the service cost component are included in the line item "other expense" in the income statement.

Assumptions used to determine the net periodic cost for years ended December 31 are as follows:

| | 2025 | | 2024 | |
	SERP	DFCP	SERP	DFCP
Discount rate	5.27%	5.24%	4.66%	4.58%

Estimated future benefit payments, which reflect expected future service, as appropriate, as of December 31, 2025 are as follows:

| | SERP | DFCP |
	(in thousands)	
2026	$ 110	$ 60
2027	110	100
2028	107	100
2029	106	100
2030	96	80
Years 2031 through 2035	417	558

Supplemental Executive Retirement Agreement

On January 1, 2018, the Company entered into a supplemental executive retirement agreement with an executive officer whereby the Company is obligated to provide post-retirement salary continuation benefits equal to 60% of the executive officer's final average compensation, as defined. Benefits are 100% vested, commence upon retirement, and are payable based on a ten-year certain and life annuity. The liability for the Plan amounted to $3,507,000 and $3,385,000 as of December 31, 2025 and 2024, respectively. The expense recognized for the Plan for the years ended December 31, 2025 and 2024 amounted to $122,000 and $185,000, respectively.

Executive Deferred Compensation Plans

The Company has entered into deferred compensation plans with three executive officers that allow the Company to make contributions to an account for the executive officers each year, as of January 1, based on the prior year's performance and the Company's intent is that the contribution equal 10% of the executive officers' salaries and bonuses. The Company may make other contributions to the deferred compensation plans, at its discretion, at other times during the year. The expense recognized under the deferred compensation plans for the years ended December 31, 2025 and 2024 amounted to $137,000 and $94,000, respectively. The liability for the Executive Deferred Compensation Plans amounted to $410,000 and $273,000 as of December 31, 2025 and 2024, respectively.

Deferred Compensation Plan for Directors

The Company maintains the Everett Co-operative Bank Deferred Compensation Plan for Directors (the "Director Deferred Compensation Plan") to allow for certain tax planning opportunities and additional retirement income for directors of the Company. All non-employee directors are eligible to participate in the Director Deferred Compensation Plan. Under the Director Deferred Compensation Plan, directors may elect to defer the receipt of up to 100% of their director fees. Participants are always 100% vested in their deferred fees and any interest credited to those deferrals. Earnings are credited to a participant's deferrals each year and are indexed annually to the highest certificate of deposit rate offered by the Bank on January 1st of each year. The liability for the Director Deferred Compensation Plan amounted to $760,000 and $748,000 as of December 31, 2025 and 2024, respectively.

<u>*Survivor Benefit Plan*</u>

The Company entered into Survivor Benefit Plan Participation Agreements with a group of employees whereby the Company is obligated to provide up to two years of recognized compensation, as defined, to the beneficiary if the participant dies while employed by the Company. There was no expense recognized during 2025 or 2024.

<u>*Employment and Change in Control Agreements*</u>

The Company entered into an employment agreement with the Chief Executive Officer and Change in Control agreements with certain executive officers, which provide severance payments in the event of the executive's involuntary or constructive termination of employment, including upon a termination following a change in control as defined in the agreements.

<u>*Employee Stock Ownership Plan*</u>

As part of the Initial Public Offering ("IPO") completed on July 27, 2022, the Bank established a tax-qualified Employee Stock Ownership Plan ("ESOP") to provide eligible employees the opportunity to own Company shares. The ESOP borrowed $7.3 million from the Company to purchase 734,020 common shares during the IPO. The loan is payable in annual installments over 20 years at an interest rate of 4.75%. As the loan is repaid to the Company, shares are released and allocated proportionally to eligible participants on the basis of each participant's proportional share of compensation relative to the compensation of all participants. The unallocated ESOP shares are pledged as collateral on the loan.

The Company accounts for its ESOP in accordance with FASB ASC 718-40, *Compensation – Stock Compensation*. Under this guidance, unreleased shares are deducted from shareholders' equity as unearned ESOP shares in the accompanying consolidated balance sheets. The Company recognizes compensation expense equal to the fair value of the ESOP shares during the periods in which they are committed to be released. To the extent that the fair value of the Company's ESOP shares differs from the cost of such shares, the difference will be credited or debited to additional paid-in capital included within shareholders' equity. As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a liability in the Company's consolidated balance sheets.

Total compensation expense recognized in connection with the ESOP was $579,000 and $494,000 for the years ended December 31, 2025 and 2024, respectively. The following table presents share information held by the ESOP:

	As of December 31, 2025	As of December 31, 2024
	(Dollars in thousands)	
Allocated shares	138,301	107,139
Shares committed to be released	—	—
Unallocated shares	587,216	623,917
Total shares	725,517	731,056
Fair value of unallocated shares	$ 10,212	$ 9,259

NOTE 10 – STOCK-BASED COMPENSATION

On September 7, 2023, the Company adopted the ECB Bancorp, Inc. 2023 Equity Incentive Plan ("2023 Equity Plan"). The 2023 Equity Plan authorizes 1,248,133 shares of common stock for equity based compensation awards including restricted stock awards, restricted stock units, stock options, and incentive stock options. As of December 31, 2025, there were 208,716 shares available for future grants.

Stock-Based Compensation - Stock Options

On September 8, 2023, the Company granted 174,960 stock options to non-employee directors with a contractual term of 10 years. On October 31, 2023, the Company granted 589,009 stock options to employees with a contractual term of 10 years. The stock options vest in equal annual installments over a five-year period. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. There were no stock options granted for the year ended December 31, 2025 or 2024. The following table represents stock option activities for the period indicated:

	Year Ended December 31, 2025							
	Outstanding and exercisable				Non-vested			
	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($1000)	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($1000)
Balance at beginning of period	146,962	$ 10.45			611,175	$ 10.50		
Granted	—	—			—	—		
Vested	146,962	10.45			(146,962)	10.45		
Exercised	(5,832)	11.80			—	—		
Forfeited or expired	—	—			(23,328)	11.80		
Balance at end of period	288,092	$ 10.43	7.81	$ 2,006	440,885	$ 10.45	7.81	$ 3,058

The total intrinsic value is the amount by which the fair value of the underlying stock exceeds the exercise price of an option on the exercise date.

Stock-Based Compensation - Restricted Stock Awards

The restricted stock awards are measured based on grant-date fair value, which reflects the closing price of our stock on the date of grant. All of the restricted stock awards which have been granted to date vest over five years in equal portions beginning on the first anniversary date of the restricted stock award, except the restricted stock awards granted in 2025 which vest in one year.

The following table represents information regarding non-vested restricted stock award activities for the periods indicated:

	Year Ended December 31, 2025		Year Ended December 31, 2024	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at beginning of period	245,766	$ 10.51	305,957	$ 10.50
Granted	1,150	17.39	1,000	13.00
Vested	(59,059)	10.46	(61,191)	10.50
Forfeited	(9,331)	11.80	—	—
Balance at end of period	178,526	$ 10.51	245,766	$ 10.51

The following table represents the compensation expense and income tax benefit recognized for stock options and restricted stock awards for the periods indicated:

	Year Ended December 31, 2025	Year Ended December 31, 2024
	(in thousands)	
Stock-based compensation expense		
Stock options	$ 623	$ 661
Restricted stock awards, net of forfeitures	610	645
Total stock-based compensation expense	$ 1,233	$ 1,306
Related tax benefits recognized in earnings	$ 332	$ 280

The following table sets forth the total compensation cost related to non-vested awards not yet recognized and the weighted average period (in years) over which it is expected to be recognized as of December 31, 2025 and December 31, 2024 (dollars in thousands):

| | Year Ended December 31, 2025 | | Year Ended December 31, 2024 | |
	Amount	Weighted average period	Amount	Weighted average period
Stock options	$ 1,767	2.8	$ 2,501	3.8
Restricted stock awards	1,749	2.8	2,449	3.8
Total	$ 3,516		$ 4,950	

NOTE 11 – INCOME TAXES

The components of income tax expense are as follows for the years ended December 31:

	2025	2024
	(in thousands)	
Current:		
Federal	$ 2,026	$ 1,193
State	827	437
	2,853	1,630
Deferred:		
Federal	(162)	(185)
State	(113)	(65)
Change in valuation allowance	29	—
	(246)	(250)
Total income tax expense	$ 2,607	$ 1,380

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

| | 2025 | | 2024 | |
	(dollars in thousands)			
Statutory tax rates	$ 2,180	21.0%	$ 1,128	21.0%
Increase (decrease) in tax resulting from:				
State tax, net of federal tax benefit	564	5.4	300	5.6
Bank-owned life insurance	(100)	(1.0)	(99)	(1.8)
Stock-based compensation	52	0.5	54	1.0
Tax credits	(131)	(1.3)	—	—
Change in valuation allowance	29	0.3	—	—
Other, net	13	0.2	(3)	(0.1)
Effective tax rates	$ 2,607	25.1%	$ 1,380	25.7%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

		2025		2024
		(in thousands)		
Deferred tax assets:				
Allowance for credit losses	$	3,083	$	2,676
Employee benefit plans		2,504		2,375
ESOP		91		60
Lease liability		17		14
Net unrealized holding loss on available-for-sale securities		—		12
Interest on non-performing loans		4		10
Charitable contribution carryover		79		391
Stock-based compensation		82		—
Cash flow hedge		450		—
Other		—		66
Valuation allowance		(29)		—
Gross deferred tax assets		6,281		5,604
Deferred tax liabilities:				
Depreciation		(272)		(308)
Unrecognized employee benefit costs under ASC 715-10		(32)		(57)
Net deferred loan costs		(246)		(184)
Stock-based compensation		—		(33)
Net unrealized holding gain on available-for-sale securities		(64)		—
Cash flow hedge		—		(108)
Gross deferred tax liabilities		(614)		(690)
Net deferred tax asset	$	5,667	$	4,914

The federal income tax reserve for credit losses at the Company's base year amounted to $1,876,000 as of December 31, 2025 and 2024. If any portion of the reserve is used for purposes other than to absorb the losses for which it was established, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the year it is used. As the Company intends to use the reserve only to absorb credit losses, a deferred income tax liability of approximately $527,000 has not been provided as of December 31, 2025 and 2024.

At December 31, 2025 and December 31, 2024, the Company had a charitable contribution carryover of $160,000 and $1,356,000, respectively, which expires on December 31, 2027. Valuation allowance recorded against the related deferred tax assets was $29,000 for the year ended December 31, 2025. There was no valuation allowance recorded for the year ended December 31, 2024.

NOTE 12 – RELATED PARTY TRANSACTIONS

During 2018, the Company entered into a lease agreement with a related party for office space. The initial lease term expired in February 2023 and contains a five year option to extend, as well as a cancellation clause permitting the Company to cancel the lease anytime during the initial term with sixty days' notice. In February of 2022, the lease was amended to replace the five year option to extend with three options to extend the term of two years, two years and one year. In 2023, the Company executed the two year lease extension option. In August of 2024, the Company extended the lease through February 2027. Annual rent is $48,000, payable monthly, not including an annual tenant improvement credit of $18,000. The Company is responsible for a portion of common area charges, as well as other customary leasehold costs. Net annual rental payments amounted to $32,000 and $30,000 for 2025 and 2024, respectively.

In addition, during February 2022, a new lease agreement was entered into with the related party for additional office space. The initial lease term expired in February 2023 and contains three options to extend the term of two years, two years and one year. The first two year option was exercised during 2022. In August of 2024, the Company extended the lease through February 2027. Annual rent is $28,000, payable monthly. The Company is responsible for a portion of common area charges, as well as other customary leasehold costs. Net annual rental payments amounted to $29,000 and $28,000 for 2025 and 2024, respectively.

The Company utilizes the services of a law firm that is a related party for loan closings and related matters as well as general corporate legal matters. Fees for the years ended December 31, 2025 and December 31, 2024 were $119,000 and $117,000, respectively. Fees paid by the Company amounted to $78,000 and $67,000 for 2025 and 2024, respectively. The other fees were paid by borrowers, or paid by the Company and then reimbursed by borrowers.

The Company utilizes the services of one of the members of the Board of Directors of the Company for loan closings and related matters. Fees for the years ended December 31, 2025 and December 31, 2024 were $202,000 and $162,000, respectively. Fees paid by the Company for the years ended December 31, 2025 and December 31, 2024 were $7,000 and $8,000, respectively. The other fees were paid by borrowers, or paid by the Company and then reimbursed by borrowers.

NOTE 13 – FAIR VALUE MEASUREMENTS

ASC 820-10, *Fair Value Measurement – Overall*, provides a framework for measuring fair value under U.S. GAAP. This guidance also allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis.

In accordance with ASC 820-10, the Company groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other methodologies, including option pricing models, discounted cash flow models and similar techniques, and are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets and liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value for December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

For these financial instruments, which have original maturities of 90 days or less, their carrying amounts reported in the Consolidated Balance Sheets approximate fair value.

Available-for-Sale and Held-to-Maturity Securities

The Company's investment in debt securities is generally classified within Level 2 of the fair value hierarchy. For those securities, the Company obtains fair value measurements from independent pricing services which are not adjusted by management. The fair value measurements consider observable data that considers standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data.

<u>FHLB Stock</u>

The fair value of FHLB stock approximates the carrying amount based on the redemption provisions of the FHLB. These assets were classified as Level 2.

<u>Loans Held-for-Sale</u>

The fair value of loans held for sale, whose carrying amounts approximate fair value, is based on committed secondary market prices. These assets were classified as Level 2 given the use of observable inputs.

<u>Loans</u>

The fair value of loans is measured on an exit price basis incorporating discounts for credit, liquidity and marketability factors. Loans were classified as Level 3 since the valuation methodology utilizes significant unobservable inputs.

<u>Bank-Owned Life Insurance</u>

The fair value of bank-owned life insurance was based upon quotations received from bank-owned life insurance dealers. These assets were classified as Level 2 given the use of observable inputs.

<u>Accrued Interest Receivable</u>

For these financial instruments, which have original maturities of 90 days or less, their carrying amounts reported in the Consolidated Balance Sheets approximate fair value.

<u>Deposits</u>

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, interest-bearing demand deposits, savings and money market accounts, was equal to their carrying amount. The fair value of certificates of deposits is valued using a replacement cost of funds approach, and discounted to the market rates and based on weighted remaining maturity. Deposits were classified as Level 2 given the use of observable market inputs.

<u>Accrued Interest Payable</u>

For these financial instruments, which have original maturities of 90 days or less, their carrying amounts reported in the Consolidated Balance Sheets approximate fair value.

<u>Derivative Instruments</u>

The fair value of interest rate swaps was determined using discounted cash flow analysis on the expected cash flows of the interest rate swaps. This analysis reflects the contractual terms of the interest rate swaps, including the period of maturity, and uses observable market-based inputs including interest rate curves. The inputs used to value the Company's interest rate swaps fall within Level 2 of the fair value hierarchy and as a result, the interest rate swaps were categorized as Level 2 within the fair value hierarchy.

As of December 31, 2025 and 2024, the following summarizes assets measured at fair value on a recurring basis:

		Fair Value Measurements at Reporting Date Using		
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	Level 1	Level 2	Level 3
		(in thousands)		
As of December 31, 2025				
Assets:				
Available-for-sale securities				
Mortgage-backed securities	$ 6,459	$ —	$ 6,459	$ —
Collateralized mortgage obligations	10,948	—	10,948	—
Corporate bonds	16,910	—	16,910	—
Loans held-for-sale	357	—	357	—
Derivative instruments	2	—	2	—
Total assets measured at fair value on a recurring basis	$ 34,676	$ —	$ 34,676	$ —
Liabilities:				
Derivative instruments	$ 1,603	$ —	$ 1,603	$ —
Total liabilities measured at fair value on a recurring basis	$ 1,603	$ —	$ 1,603	$ —
As of December 31, 2024				
Assets:				
Available-for-sale securities				
Mortgage-backed securities	$ 4,126	$ —	$ 4,126	$ —
Collateralized mortgage obligations	1,438	—	1,438	—
Corporate bonds	1,000	—	1,000	—
Derivative instruments	557	—	557	—
Total assets measured at fair value on a recurring basis	$ 7,121	$ —	$ 7,121	$ —
Liabilities:				
Derivative instruments	$ 173	$ —	$ 173	$ —
Total liabilities measured at fair value on a recurring basis	$ 173	$ —	$ 173	$ —

Under certain circumstances, the Company makes fair value adjustments to its assets and liabilities although they are not measured at fair value on an ongoing basis.

As of December 31, 2025 and 2024, the Bank had no assets or liabilities for which a nonrecurring change in fair value had been recorded.

ASC Topic 825, "Financial Instruments," requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value are discussed above. The estimated fair values and related carrying amounts of assets and liabilities for which fair value is only disclosed are shown below at the dates indicated:

	December 31, 2025				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
			(in thousands)		
Financial assets:					
Cash and cash equivalents	$ 86,922	$ 86,922	$ 86,922	$ —	$ —
Interest-bearing time deposits	7,998	7,998	—	7,998	—
Held-to-maturity securities	55,764	52,326	—	52,326	—
FHLB stock	11,852	11,852	—	11,852	—
Loans, net	1,371,819	1,343,233	—	—	1,343,233
Accrued interest receivable	5,214	5,214	5,214	—	—
Bank-owned life insurance	15,420	15,420	—	15,420	—
Financial liabilities:					
Deposits, other than certificates of deposit	$ 404,033	$ 404,033	$ —	$ 404,033	$ —
Certificates of deposit	728,311	730,175	—	730,175	—
Federal Home Loan Bank advances	284,815	286,754	—	286,754	—
Accrued interest payable	1,905	1,905	1,905	—	—

	December 31, 2024				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
			(in thousands)		
Financial assets:					
Cash and cash equivalents	$ 157,617	$ 157,617	$ 157,617	$ —	$ —
Interest-bearing time deposits	100	100	—	100	—
Held-to-maturity securities	73,215	67,505	—	67,505	—
FHLB stock	10,000	10,000	—	10,000	—
Loans, net	1,136,449	1,079,916	—	—	1,079,916
Accrued interest receivable	4,015	4,015	4,015	—	—
Bank-owned life insurance	14,945	14,945	—	14,945	—
Financial liabilities:					
Deposits, other than certificates of deposit	$ 393,018	$ 393,018	$ —	$ 393,018	$ —
Certificates of deposit	605,515	606,387	—	606,387	—
Federal Home Loan Bank advances	234,000	232,027	—	232,027	—
Accrued interest payable	2,207	2,207	2,207	—	—

NOTE 14 – COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but usually includes income producing commercial properties or residential real estate.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2025 and 2024, the maximum potential amount of the Company's obligation was $50,000 for standby letters of credit. The Company's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

Amounts of financial instruments whose contract amounts represent off-balance sheet credit risk are as follows as of the dates indicated:

	December 31, 2025	December 31, 2024
	(in thousands)	
Commitments to originate loans	$ 30,588	$ 21,542
Unadvanced funds on lines of credit	93,241	80,156
Unadvanced funds on construction loans	47,665	54,636
Letters of credit	50	50
	$ 171,544	$ 156,384

The Company accrues for credit losses related to off-balance sheet financial instruments. Expected losses on off-balance sheet loan commitments are estimated using the same risk factors used to determine the allowance for credit losses on loans, adjusted for the likelihood that funding will occur. The allowance for off-balance sheet commitments is recorded within other liabilities on the consolidated balance sheets and amounted to $711,000 and $634,000 as of December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, the provision recorded for off-balance sheet commitments was $77,000. For the year ended December 31, 2024, a benefit of $122,000 was recorded to reflect a reduction in allowance for off-balance sheet commitments.

NOTE 15 – OTHER COMPREHENSIVE (LOSS) INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the shareholders' equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects are as follows for the years ended December 31, 2025 and 2024:

| | Year ended December 31, | |
	2025	2024
	(in thousands)	
Change in fair value of available-for-sale securities	$ 289	$ (55)
Reclassification adjustment for realized gains in net income	—	—
Total	289	(55)
Income tax (expense) benefit	(76)	12
Net-of-tax amount	213	(43)
Net actuarial (loss) gain on SERP	(43)	25
Reclassification adjustment for amortization of net actuarial gain (1)	(6)	(5)
Total	(49)	20
Income tax benefit (expense)	15	(6)
Net-of-tax amount	(34)	14
Net actuarial (loss) gain on DFCP	(24)	23
Reclassification adjustment for amortization of net actuarial gain (2)	(17)	(16)
Total	(41)	7
Income tax benefit (expense)	11	(2)
Net-of-tax amount	(30)	5
Net change in fair value of cash flow hedges	(1,506)	1,129
Reclassification adjustment for realized gains in net income (3)	(478)	(745)
Total	(1,984)	384
Income tax benefit (expense)	557	(107)
Net-of-tax amount	(1,427)	277
Other comprehensive (loss) income, net of tax	$ (1,278)	$ 253

(1) Reclassification adjustments are comprised of amortization of unrecognized SERP costs reclassified into other expense.
(2) Reclassification adjustments are comprised of amortization of unrecognized DFCP costs reclassified into other expense.
(3) Reclassification adjustments are comprised of realized gains on cash flow hedges reclassified into interest expense.

Accumulated other comprehensive income as of December 31, 2025 and 2024 consists of unrecognized benefit costs, net of taxes, unrealized holding gains (losses) on securities available for sale, net of tax, and fair value of cash flow hedges, net of tax, as follows:

	As of December 31, 2025	As of December 31, 2024
	(in thousands)	
Net unrealized holding gains (losses) on securities available-for-sale, net of tax	$ 173	$ (40)
Unrecognized SERP gain, net of tax	36	70
Unrecognized DFCP gain, net of tax	45	75
Fair value of cash flow hedges, net of tax	(1,150)	277
Accumulated other comprehensive (loss) income	$ (896)	$ 382

NOTE 16 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

Management believes, as of December 31, 2025, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2025, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Common Equity Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are presented in the table as of the dates indicated:

	Actual		Minimum For Capital Adequacy Purposes Plus Capital Conservation Buffer		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2025						
Total Capital (to Risk Weighted Assets)	$ 165,616	14.29%	$ 121,710	10.50%	$ 115,914	10.00%
Tier 1 Capital (to Risk Weighted Assets)	154,650	13.34%	98,527	8.50%	92,731	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	154,650	13.34%	81,140	7.00%	75,344	6.50%
Tier 1 Capital (to Average Assets)	154,650	9.86%	62,736	4.00%	78,420	5.00%
As of December 31, 2024						
Total Capital (to Risk Weighted Assets)	$ 154,753	16.58%	$ 98,010	10.50%	$ 93,343	10.00%
Tier 1 Capital (to Risk Weighted Assets)	145,235	15.56%	79,342	8.50%	74,675	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	145,235	15.56%	65,340	7.00%	60,673	6.50%
Tier 1 Capital (to Average Assets)	145,235	10.47%	55,479	4.00%	69,349	5.00%

In addition to the above minimum requirements, the Bank is subject to a Capital Conservation Buffer requirement of 2.5%. The requirement limits capital distributions and certain discretionary bonus payments to management if the Bank does not maintain the minimum Capital Conservation Buffer. At December 31, 2025, the Bank exceeded the minimum Capital Conservation Buffer.

NOTE 17 – PARENT COMPANY FINANCIAL STATEMENTS

ECB BANCORP, INC.
BALANCE SHEETS
(Dollars in thousands)

| | December 31, | |
	2025	2024
ASSETS		
Cash	$ 11,714	$ 15,896
Investment in subsidiary	153,754	145,617
Loan to Everett Co-operative Bank ESOP	6,197	6,452
Deferred tax asset, net	50	391
Income taxes receivable	250	—
Other assets	—	18
Total assets	$ 171,965	$ 168,374
LIABILITIES AND SHAREHOLDERS' EQUITY		
Income taxes payable	$ —	$ 83
Other liabilities	31	23
Total liabilities	31	106
Shareholders' equity	171,934	168,268
Total liabilities and shareholders' equity	$ 171,965	$ 168,374

ECB BANCORP, INC.
STATEMENTS OF INCOME
(Dollars in thousands)

| | Year Ended December 31, | |
	2025	2024
Interest income		
Interest on loan	$ 307	$ 318
Interest on cash	201	249
Total interest income	508	567
Noninterest expense		
Other expense	232	257
Total noninterest expense	232	257
Income before income taxes and equity in undistributed income of subsidiaries	276	310
Income tax expense	107	87
Income of parent company	169	223
Equity in undistributed income of subsidiary	7,603	3,768
Net income	$ 7,772	$ 3,991

ECB BANCORP, INC.
STATEMENTS OF CASH FLOWS
(Dollars in thousands)

| | Year Ended December 31, | |
	2025	2024
Cash flows from operating activities:		
Net income	$ 7,772	$ 3,991
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of subsidiary	(7,603)	(3,768)
Deferred income tax expense	341	131
Net change in:		
Other assets	18	(5)
Income taxes receivable	(250)	203
Income taxes payable	(83)	83
Other liabilities	8	(18)
Net cash provided by operating activities	203	617
Cash flows from investing activities:		
ESOP loan principal payments	255	244
Net cash provided by investing activities	255	244
Cash flows from financing activities:		
Payments for shares repurchased under share repurchase plan	(4,610)	(2,722)
Stock options exercised	—	69
Restricted stock awards surrendered	(30)	(24)
Net cash used in financing activities	(4,640)	(2,677)
Net decrease in cash and cash equivalents	(4,182)	(1,816)
Cash and cash equivalents at beginning of year	15,896	17,712
Cash and cash equivalents at end of year	$ 11,714	$ 15,896

NOTE 18 – EARNINGS PER SHARE ("EPS")

Basic earnings per share is calculated by dividing the income available to common shares by the weighted-average number of common shares outstanding during the period. Diluted earnings per share have been calculated in a manner similar to that of basic earnings per share except that the weighted-average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if all potential dilutive common shares (such as those resulting from the exercise of stock options) were issued during the period, computed using the treasury stock method. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations.

| | Year ended December 31, | |
| | 2025 | 2024 |
	(dollars in thousands, except per share data)	
Net income allocated to common stock	$ 7,772	$ 3,991
Weighted-average common shares outstanding used to calculate basic earnings per common share	8,100,328	8,257,014
Add: Dilutive effect of stock options	114,634	—
Add: Dilutive effect of restricted stock awards	97,004	88,723
Weighted-average common shares outstanding used to calculate diluted earnings per common share	8,311,966	8,345,737
Earnings per common share		
Basic	$ 0.96	$ 0.48
Diluted	$ 0.94	$ 0.48

For the year ended December 31, 2025, there were no anti-dilutive shares. For the year ended December 31, 2024, the shares that were anti-dilutive, and therefore excluded from the calculation of diluted earnings per share, included options to purchase 758,137 shares of common stock.

NOTE 19 – DERIVATIVE AND HEDGING ACTIVITIES

The Company uses derivative financial instruments to manage its interest rate risk resulting from the differences in the amount, timing, and duration of known or expected cash payments. The Company has entered into interest rate swaps to add stability to interest expense and manage exposure to interest rate movements as part of an overall risk management strategy.

An interest rate swap is an agreement whereby one party agrees to pay a floating rate of interest on a notional principal amount in exchange for receiving a fixed rate of interest on the same notional amount, for a predetermined period of time, from a second party. The amounts relating to the notional principal amount are not actually exchanged. The Company has entered into interest rate swaps in which it pays fixed and receives floating interest in order to manage its interest rate risk exposure to the variability in interest cash flows on certain floating-rate FHLB Advances and brokered certificates of deposit. The interest rate swaps effectively convert the floating rate payments made on the FHLB Advances and brokered certificates of deposit to a fixed rate and consequently reduce the Company's exposure to variability in short-term interest rates.

Derivative instruments are carried at fair value in the Company's Consolidated Financial Statements. The accounting for changes in the fair value of a derivative instrument is dependent upon whether or not the instrument qualifies as a hedge for accounting purposes, and further, by the type of hedging relationship.

The Company's interest rate swaps have been designated as and are accounted for as cash flow hedges. The changes in fair value are included in other comprehensive income and reclassified into net income in the same period or periods during which the hedged forecasted transaction affects net income.

Cash flow hedges are initially assessed for effectiveness using regression analysis. Changes in the fair value of derivatives that are designated as and that qualify as cash flow hedges are recorded in OCI and are subsequently reclassified into earnings during the period in which the hedged forecasted transaction affects earnings. Quarterly, a quantitative analysis is performed to monitor the ongoing effectiveness of the hedging instrument. All derivative positions were initially, and continue to be, highly effective at December 31, 2025.

The following table reflects the Company's derivative position at the dates indicated below for the interest rate swaps:

	December 31, 2025	December 31, 2024
	(Dollars in thousands)	
Notional amount	$ 120,000	$ 60,000
Weighted-average pay rate	3.79%	3.80%
Weighted-average receive rate	3.80%	4.49%
Weighted-average maturity in years	3.24	3.74

The table below presents the fair value of the Company's derivative financial instruments, as well as their classification on the Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024:

	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		(in thousands)		
As of December 31, 2025				
Derivatives designated as hedging instruments				
Interest rate swaps	Other assets	$ 2	Other liabilities	$ (1,603)
Total		$ 2		$ (1,603)
As of December 31, 2024				
Derivatives designated as hedging instruments				
Interest rate swaps	Other assets	$ 557	Other liabilities	$ (173)
Total		$ 557		$ (173)

For derivative instruments that are designated and qualify as cash flow hedging instruments, the effective portion of the gains or losses is reported as a component of other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The Company expects approximately $457,000 to be reclassified as an increase to interest expense from OCI related to the Company's cash flow hedges in the twelve months following December 31, 2025. This reclassification is due to anticipated payments that will be paid to counterparty on the swaps based upon the forward curve at December 31, 2025.

The maximum length of time over which the Company is currently hedging its exposure to the variability in future cash flows for forecasted transactions related to the payment of variable interest on existing financial instruments is 4.4 years.

The pre-tax effects of cash flow hedges on accumulated other comprehensive income and current earnings for the period indicated are as follows:

	Year ended December 31,	
	2025	2024
	(in thousands)	(in thousands)
Interest rate swaps		
Amount of (loss) gain recognized in OCI on derivatives	$ (1,984)	$ 384
Gain reclassified from OCI into interest expense	$ (478)	$ (745)

By using derivatives, the Company is exposed to credit risk to the extent that counterparties to the derivative contracts do not perform as required. Should a counterparty fail to perform under the terms of a derivative contract, the Company's credit exposure on interest rate swaps is limited to the net positive fair value and accrued interest of all swaps with each counterparty not secured by variation margin plus any initial margin collateral posted. The Company seeks to minimize counterparty credit risk through credit approvals, limits, monitoring procedures, and obtaining collateral, where appropriate. As such, management believes the risk of incurring credit losses on derivative contracts with those counterparties is remote. As of December 31, 2025, the Company has pledged cash collateral to a derivative counterparty totaling $3,390,000. As of December 31, 2024, the Company has pledged cash collateral to a derivative counterparty totaling $1,100,000. As of December 31, 2024, the Company has received cash collateral from a derivative counterparty totaling $570,000. The Company may need to post additional collateral or may receive collateral in the future in proportion to potential changes in the overall unrealized gain or loss position.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

ITEM 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Management's report on internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting. As of December 31, 2025, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework (2013)." Based on such assessment, management believes that, as of December 31, 2025, the Company's internal control over financial reporting is effective, based on those criteria.

This Annual Report does not include an attestation report of the Company's registered public accounting firm.

Internal control over financial reporting. During the quarter ended December 31, 2025, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

This Annual Report does not include an attestation report of the independent registered public accounting firm regarding internal control over financial reporting because the Company is an emerging growth company.

ITEM 9B. Other Information

During the fourth quarter of 2025, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as that term is used in SEC regulations.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required herein is incorporated by reference from the Company's definitive proxy statement relating to its 2026 Annual Meeting of Stockholders (the "Proxy Statement") that will be filed with the SEC within 120 days following the fiscal year end December 31, 2025 under the headings "Corporate Governance," "Proposal 1 – Election of Directors," and "Stock Ownership."

ITEM 11. Executive Compensation

The information required herein is incorporated by reference from the Proxy Statement under the heading "Executive Compensation."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Except for the information concerning equity compensation plans, the information required herein is incorporated by reference from the Proxy Statement under the heading "Stock Ownership." The following table sets forth information, as of December 31, 2025, about securities authorized for issuance under the Company's 2023 Equity Incentive Plan, which has been approved by shareholders.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Awards	Weighted-Average Exercise Price of Outstanding Awards	Number of Shares Available for Future Grants
Plans approved by shareholders	728,977	$ 10.44	208,716
Plans not approved by shareholders	—	—	—
Total	728,977	$ 10.44	208,716

ITEM 13. Certain Relationships and Related Transactions and Director Independence

The information required herein is incorporated by reference from the Proxy Statement under the headings "Proposal 1 – Election of Directors" and "Other Information – Transactions with Related Persons."

ITEM 14. Principal Accountant Fees and Services

The information required herein is incorporated by reference from the Proxy Statement under the heading "Proposal 2 – Ratification of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

The documents filed as a part of this Form 10-K are:

(A)   Report of Independent Registered Public Accounting Firm

(B)   Consolidated Balance Sheets as of December 31, 2025 and 2024

(C)   Consolidated Statements of Income for the years ended December 31, 2025 and 2024

(D)   Consolidated Statements of Comprehensive Income for the years ended December 31, 2025 and 2024

(E)   Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2025 and 2024

(F)   Consolidated Statements of Cash Flows for the years ended December 31, 2025 and 2024

(G)   Notes to Consolidated Financial Statements.

(a)(2) Financial Statement Schedules

All financial statement schedules have been omitted as the required information is inapplicable or has been included in the Notes to Consolidated Financial Statements.

(a)(3) Exhibits

3.1   Amended and Restated Articles of Incorporation of ECB Bancorp, Inc. [1]

3.2   Bylaws of ECB Bancorp [1]

4.1   Form of Common Stock Certificate of ECB Bancorp [1]

4.2   Description of ECB Bancorp, Inc. Securities [7]

10.1*   Employment Agreement by and between ECB Bancorp, Inc., Everett Co-operative Bank and Richard J. O'Neil, Jr., As Amended [2]

10.2*   Change in Control Agreement by and between Everett Co-operative Bank, ECB Bancorp, Inc. (as guarantor) and John Citrano [3]

10.3*   Change in Control Agreement by and between Everett Co-operative Bank, ECB Bancorp, Inc. (as guarantor) and John Migliozzi [3]

10.4*   Confidentiality and Non-Solicitation Agreement by and between Everett Co-operative Bank and John Migliozzi [3]

10.5*   Change in Control Agreement by and between Everett Co-operative Bank, ECB Bancorp, Inc. (as guarantor) and Brandon Lavertu [8]

10.6*   Everett Co-operative Bank Survivor Benefit Plan [4]

10.7*   Supplemental Executive Retirement Plan for Richard O'Neil [1]

10.8*   Non-Qualified Deferred Compensation Plan for John Citrano [1]

10.9*   Non-Qualified Deferred Compensation Plan for John Migliozzi [5]

10.10*	Non-Qualified Deferred Compensation Plan for Brandon Lavertu (9)
10.11*	Director Fee Continuation Plan [1]
10.12*	Amendment to Director Fee Continuation Plan
10.13*	Director Deferred Compensation Plan [1]
10.14*	Form of Stock-Based Deferral Plan [1]
10.15*	Employee Incentive Plan
10.16*	ECB Bancorp, Inc. 2023 Equity Incentive Plan [5]
19	Insider Trading Policy [9]
21	Subsidiaries [1]
23.1	Consent of Wolf & Company, P.C.
31.1	Certification required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	ECB Bancorp, Inc. Recoupment/Clawback Policy (7)

* Denotes management compensatory plan or arrangement

(1)   Incorporated by reference to the Registration Statement on Form S-1 (file no. 333-263449), filed March 10, 2022.

(2)   Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2022 (file no. 001-41456), filed on March 30, 2023.

(3)   Incorporated by reference to the Current Report on Form 8-K (file no. 001-41456), filed December 22, 2022.

(4)   Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-263449), filed May 2, 2022.

(5)   Incorporated by reference to the Current Report on Form 8-K (file no. 001-41456), filed July 19, 2023.

(6)   Incorporated by reference to Appendix A to the Proxy Statement for the 2024 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 26, 2024 (file no. 001-41456)

(7)   Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2023 (file no. 001-41456), filed on March 29, 2024.

(8)   Incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ending June 30, 2024 (file no. 001-41456), filed on August 9, 2024.

(9)   Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2024 (filed no. 001-41456), filed on March 26, 2025.

101.INS   Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH Inline XBRL Taxonomy Extension Schema Document

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

ITEM 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECB BANCORP, INC.

Date: March 25, 2026

By: /s/Richard J. O'Neil, Jr.
Richard J. O'Neil, Jr.
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/Richard J. O'Neil, Jr. Richard J. O'Neil, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	March 25, 2026
/s/Brandon Lavertu Brandon Lavertu	Executive Vice President and Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)	March 25, 2026
/s/Dennis J. Leonard Dennis J. Leonard	Chairman of the Board	March 25, 2026
/s/Paul A. Delory Paul A. Delory	Director	March 25, 2026
/s/Elizabeth P. Jones Elizabeth P. Jones	Director	March 25, 2026
/s/Joseph Sachetta Joseph Sachetta	Director	March 25, 2026
/s/Susan Sgroi Susan Sgroi	Director	March 25, 2026
/s/Maura E. Sullivan Maura E. Sullivan	Director	March 25, 2026

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Management

RICHARD J. O'NEIL, JR., ESQ.
President and Chief Executive Officer

JOHN A. CITRANO
Executive Vice President, Chief Operating Officer

JOHN MIGLIOZZI
Executive Vice President, Chief Lending Officer

BRANDON N. LAVERTU
Executive Vice President, Chief Financial Officer

CARMELA VITALE
Senior Vice President, Head of Human Resources

CARY LYNCH
Senior Vice President, Head of Retail Banking

KAREN L. CHASSE
Senior Vice President, Compliance Officer &
BSA Officer

ERIC JACKSON
Senior Vice President, Residential Lending

LARRY PALMER
Senior Vice President, Chief Information Officer

KARIMA FILALI
Senior Vice President, Chief Credit Officer

Board of Directors

DENNIS J. LEONARD, Chairman

JOSEPH SACHETTA

RICHARD J. O'NEIL JR., ESQ.

ELIZABETH P. JONES

PAUL A. DELORY, ESQ.

SUSAN SGROI

DR. MAURA SULLIVAN

ECB BANCORP, INC 2025



ECB Bancorp, Inc.

INVESTOR.EVERETTBANK.COM | 419 BROADWAY, EVERETT, MA 02149